                                                    FILE NO. 333-46074
                                                    40 ACT FILE NO. 811-2271

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on
Form N-8B-2

A.   Exact name of Trust: NUVEEN TAX-FREE UNIT TRUST, SERIES 1195

B.   Name of Depositor:   NUVEEN INVESTMENTS

C.   Complete address of Depositor's principal executive offices:

                          333 West Wacker Drive
                          Chicago, Illinois 60606

D.   Name and complete address of agents for service:

                          NUVEEN INVESTMENTS
                          Attn: Alan G. Berkshire
                          333 West Wacker Drive
                          Chicago, Illinois 60606

                          CHAPMAN AND CUTLER
                          Attn: Eric F. Fess
                          111 West Monroe Street
                          Chicago, Illinois 60603

It is proposed that this filing will become effective (check appropriate box)

/ /  immediately upon filing pursuant to paragraph (b)

/ /  on September 28, 2000 pursuant to paragraph (b)

/ /  60 days after filing pursuant to paragraph (a)

/ /  on September 28, 2000 pursuant to paragraph (a) of rule 485 or 486

E.   Title of securities being registered: Units of undivided fractional beneficial interest.

F.   Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

/X/  Check box if it is proposed that this filing will become effective on September 28,
     2000 at 1:30 P.M. pursuant to Rule 487.

    [LOGO]


NUVEEN TAX-FREE UNIT TRUST, SERIES 1195



NUVEEN MARYLAND TRADITIONAL PORTFOLIO, SERIES 351


NUVEEN VIRGINIA TRADITIONAL PORTFOLIO, SERIES 351


NUVEEN COLORADO INSURED PORTFOLIO, SERIES 89


PROSPECTUS PART A DATED SEPTEMBER 28, 2000
--------------------------------------------------------------------------------

-  Long-Term Municipal Bonds

-  Monthly, Quarterly or Semi-annual Distributions

-  Federal and State Tax Exempt Income

INSURANCE ON INSURED PORTFOLIOS RELATES EXCLUSIVELY TO THE PAYMENT OF PRINCIPAL AND INTEREST ON THE BONDS AND NOT TO THE MARKET VALUE OF THE BONDS OR THE UNITS.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                                              CUSIP NOS:
                                                              MONTHLY     QUARTERLY   SEMI-ANNUAL
NUVEEN MARYLAND TRADITIONAL PORTFOLIO, SERIES 351             67065S 646  67065S 653  67065S 661
NUVEEN VIRGINIA TRADITIONAL PORTFOLIO, SERIES 351             67067C 672  67067C 680  67067C 698
NUVEEN COLORADO INSURED PORTFOLIO, SERIES 89                  67067D 407  67067D 415  67067D 423

OVERVIEW

Nuveen Tax-Free Unit Trust, Series 1195 includes the unit investment trusts listed above. The Portfolios seek to provide income exempt from federal income tax (and state income tax for state Portfolios) and to conserve capital by investing in municipal bonds. Nuveen Investments ("Nuveen") serves as the Sponsor of the Portfolios.

Units are not deposits or obligations of, or guaranteed by any bank. Units are not FDIC insured and involve investment risk, including the possible loss of principal.

 CONTENTS


     2  OVERVIEW
     3  NUVEEN MARYLAND TRADITIONAL PORTFOLIO,
        SERIES 351
     3  RISK/RETURN SUMMARY
     8  SCHEDULE OF INVESTMENTS
     9  NUVEEN VIRGINIA TRADITIONAL PORTFOLIO,
        SERIES 351
     9  RISK/RETURN SUMMARY
    13  SCHEDULE OF INVESTMENTS
    14  NUVEEN COLORADO INSURED PORTFOLIO,
        SERIES 89
    14  RISK/RETURN SUMMARY
    19  SCHEDULE OF INVESTMENTS
    20  HOW TO BUY AND SELL UNITS
    20  Investing in the Portfolios
    20  Sales or Redemptions
    20  RISK FACTORS
    21  DISTRIBUTIONS
    21  Interest Distributions
    21  Principal Distributions
    21  ESTIMATED RETURNS
    21  GENERAL INFORMATION
    21  Insurance
    22  Ratings
    22  Termination
    22  The Sponsor
    22  Optional Features
    22  LETTER OF INTENT (LOI)
    22  REINVESTMENT
    22  NUVEEN MUTUAL FUNDS
    23  STATEMENTS OF CONDITION
    24  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
 For the Table of Contents of Part B, see Part B of the Prospectus.


------------

THIS PART A PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE NUVEEN TAX-FREE UNIT TRUST PROSPECTUS WHICH IS DATED AUGUST 23, 2000.

                                     ------

NUVEEN MARYLAND TRADITIONAL PORTFOLIO,
SERIES 351


RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE


The Portfolio seeks to provide income exempt from federal and Maryland state income taxes and conservation of capital.


INVESTMENT STRATEGY


The Portfolio consists of municipal bonds that generate income exempt from federal and Maryland state income taxes. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.


BOND SELECTION

The bonds selected for the Portfolio are:

- GENERAL OBLIGATION BONDS -- General obligation bonds are secured by the pledge of the issuer's full faith, credit and, usually, taxing power; and/or

- REVENUE BONDS -- Revenue bonds have principal and interest payments derived from the income of a specific project or authority such as utility projects, airports, highways and healthcare facilities. Payments on these bonds are not generally backed by the government's taxing power and are dependent on the revenues generated by the project, excise taxes or appropriations.

All of the bonds in the Portfolio:

- Are rated in the category of "A" or better by Moody's, Fitch, and/or Standard & Poor's; and


- Generate income that is exempt from federal and Maryland state income taxes and, for most investors, the federal Alternative Minimum Tax ("AMT").


The Sponsor considers the following factors in selecting bonds for the
Portfolio:


- Whether the bonds provide income exempt from federal and Maryland state income taxes and AMT;


- The prices and yields of the bonds relative to other bonds of comparable quality and maturity;

-  Whether the bonds are trading at a premium or discount from par;

- The present rating and credit quality of the issuers of the bonds and the potential improvement in the credit quality of such issuers;

- The diversification of the bonds as to the purpose of issue and the location of the issuers;

-  The potential income generated by the bonds; and

-  The stated maturities and call provisions of the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective.

A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."

The Portfolio consists of bonds having a dollar-weighted average maturity of
23.5 years.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if you are seeking:

-  A focus on long-term capital preservation; and


-  Income exempt from federal and Maryland state income taxes and AMT.


The Portfolio is not appropriate for you if you are seeking:

-  An aggressive high-growth investment strategy.

INDUSTRY FOCUS

The Portfolio consists of the following types of bonds:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
       TYPE OF ISSUER         OF BONDS     AMOUNT)
       --------------         --------   ------------
Education Revenue                 2          28.6%
General Obligation                2          28.5%
Congregate Care Revenue           1          14.3%
Healthcare Facility Revenue       2          14.3%
Water and/or Sewer Revenue        1          14.3%
                                 --         -----
        Total                     8           100%

The bonds were issued by entities located in the following states or territories:

                                     APPROXIMATE
                                      PORTFOLIO
                                     PERCENTAGE
                                      (BASED ON
                                      PRINCIPAL
        STATE OR TERRITORY             AMOUNT)
        ------------------           -----------
Maryland                                100.0%

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

-  Unit prices and yields may decline during the life of the Portfolio;

- Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes;

- A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or

                                     ------
   interest payments, resulting in a reduction in the value of your Units;

- The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;

- Assuming no changes in interest rates, when you sell your Units they will generally be worth less than your cost because your cost included a sales charge;

- The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

- The Portfolio is not actively managed and may continue to hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.

- INDUSTRY CONCENTRATION RISK -- The Portfolio is considered to be concentrated in bonds of education revenue issuers. A concentration makes the Portfolio less diversified and subject to more risk.

   EDUCATION REVENUE ISSUERS are subject to certain risks including:

   -- Possible declines in the number of "college" age individuals;

   -- The possible inability to raise tuition and fees;

   -- The uncertainty of the continued receipt of Federal grants and state funding; and

   -- Government regulation or legislation.


- STATE SPECIFIC RISK -- Because the Portfolio is concentrated in bonds of issuers located in Maryland, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of Maryland is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units.


- Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

- The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The State's economic base is diversified, consisting of manufacturing, construction and service industries, supplemented by rural areas with selective commercial agriculture. The State has a relatively high wage labor market which has resulted in the State's business sector becoming more vulnerable to competitive pressures.

- The State is party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

- The State of Maryland currently maintains a bond rating from Standard & Poor's and Fitch of "AAA" and Moody's of "Aaa" on its general obligation indebtedness.

Further information concerning the various types of bonds contained in the Portfolio is available in "Summary of Portfolios" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "Other Information--Supplemental Information" appearing in Part B of the Prospectus.

TAX STATUS

FEDERAL TAX -- Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the Portfolio is exempt from federal income taxes for U.S. investors. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.

MARYLAND TAX -- The Portfolio consists of Bonds issued by or on behalf of the State of Maryland, its counties, municipalities, authorities or its political subdivisions and authorities and, provided the interest thereon is exempt from State income taxes by the laws or treaties of the United States, obligations issued by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam and the Virgin Islands, their political subdivisions and authorities (the "Maryland Bonds").

In the opinion of Blank Rome Comisky & McCauley LLP, a Limited Liability Partnership, special counsel for the Portfolio for Maryland tax matters, under existing law:

- For Maryland state and local income tax purposes, the Portfolio will not be taxable as an association, and the income of the Portfolio will be treated as the income of the Unitholders.

- For Maryland state and local tax purposes, interest on the Maryland Bonds which is exempt from Maryland state and local income tax when received by the Portfolio, and which would be exempt from Maryland state and local income tax if received directly by a Unitholder, will retain its status as tax-exempt interest when received by the Portfolio and distributed to the Unitholders.

- Interest derived from the Portfolio by a Unitholder with respect to the Maryland Bonds will not be subject to Maryland state or local income taxes;

                                     ------
   provided that interest or profit derived from the Portfolio by a financial institution, as defined in Section 8-101(c) of the Tax-General Article of the Annotated Code of Maryland, will be subject to the Maryland state franchise tax on financial institutions, except to the extent such interest is expressly exempt from the Maryland state franchise tax by the statutes which authorize the issuance of such Maryland Bonds (See Section 8-204 of the Tax General Article of the Annotated Code of Maryland).

- A Unitholder will not be subject to Maryland state or local income tax with respect to gain realized when Maryland Bonds held in the Portfolio are sold, redeemed, or paid at maturity, except with respect to gain realized upon a sale, redemption or payment at maturity of such Maryland Bonds as are issued by or on behalf of United States territories or possessions, their political subdivisions and authorities; such gain will equal the proceeds of sale, redemption or payment, less the tax basis of the Maryland Bonds (adjusted to reflect (a) the amortization of Bond premium or discount, and (b) the deposit in the Portfolio after the Unitholder's settlement date of Maryland Bonds with accrued interest).

- Gain realized by a Unitholder from the redemption, sale or other disposition of a Portfolio Unit (i) will be subject to Maryland state and local income tax except in the case of individual Unitholders who are not Maryland residents.

- Interest on indebtedness incurred or continued by a Unitholder to purchase or carry Units in the Portfolio will not be deductible for Maryland state or local income tax purposes.

- Portfolio Units will be subject to Maryland inheritance and estate tax only if held by Maryland residents. Neither the Maryland Bonds nor the Portfolio Units will be subject to Maryland personal property tax, sales tax or use tax.

See "Tax Status" in Part B of the Prospectus for further tax information.

PUBLIC OFFERING PRICE


As of September 28, 2000, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING PRICE FOR THE PORTFOLIO is $99.66. As described below, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge and the estimated organization cost of $.20 per Unit. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. For Units purchased on the Initial Date of Deposit, $.07 per Unit of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.


See "Public Offering Price" in Part B of the Prospectus and "How to Buy and Sell Units" for additional information.

ESTIMATED DISTRIBUTIONS

The Portfolio's estimated interest distributions per Unit are as follows:


DISTRIBUTION
PLAN                    MONTHLY     QUARTERLY    SEMI-ANNUAL
---------------------  ----------   ----------   ------------
Initial Payment          $.4468       $.4468        $.4468
(Date)                  11/15/00     11/15/00      11/15/00
Partial Payment           N/A        $1.2267         N/A
(Date)                               02/15/01
First Normal Payment     $.4062      $1.2267       $2.4642
(Date)                  12/15/00     05/15/01      05/15/01
Normal Total Annual
  Distributions         $4.8775      $4.9095       $4.9285


The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.

See "Distributions to Unitholders" in Part B of the Prospectus and "Distributions" for more information.

ESTIMATED RETURNS
(AS OF THE INITIAL DATE OF DEPOSIT)

                           Current            Long-Term
Distribution Plan           Return              Return
-----------------      ----------------   ------------------
Monthly                     4.89%               4.98%
Quarterly                   4.93%               5.01%
Semi-annual                 4.95%               5.03%

These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in the Portfolio, interest income and expenses. See "Estimated Long-Term Return and Estimated Current Return" in Part B of the Prospectus and "Estimated Returns."

TAXABLE EQUIVALENT YIELD
(AS OF THE INITIAL DATE OF DEPOSIT)

The table shows for investors in certain selective tax brackets, the approximate yields such investors must get from a taxable investment to match the estimated current return from this Portfolio. Please note that the taxable equivalent yields provided below are for illustrative purposes only and that an investor's actual

                                     ------
taxable equivalent yield will depend upon the Portfolio's actual return and the investor's tax circumstances.

  PORTFOLIO         Taxable Equivalent Yield
  ESTIMATED          (by selective federal
   CURRENT      and Maryland state tax brackets)
    RETURN      31.5%   34.3%   39.1%      42.5%
     (M) 4.89%  7.14%   7.44%   8.03%   8.50%
     (Q) 4.93   7.20    7.50    8.10    8.57
   (S/A) 4.95   7.23    7.53    8.13    8.61

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                               AMOUNT PER
                                                 $1,000
                                                INVESTED
                              PERCENT OF         (AS OF
                            PUBLIC OFFERING   INITIAL DATE
                                 PRICE        OF DEPOSIT)
                            ---------------   ------------
INVESTOR FEES
Maximum Sales Charge.....          4.9%          $49.00

ESTIMATED ANNUAL OPERATING EXPENSES


                                 DISTRIBUTION PLAN
                        -----------------------------------
                        MONTHLY    QUARTERLY   SEMI-ANNUAL
                        --------   ---------   ------------
Trustee's Fee(1).....   $1.5493     $1.2293      $1.0393
Sponsor's Evaluation
  Fee(1).............   $   .17     $   .17      $   .17
Other Operating
  Expenses (per
  Unit)..............   $0.0400     $0.0400      $0.0400
TOTAL (per Unit as of
  the Initial Date of
  Deposit)...........   $ .2119     $ .1799      $ .1609

MAXIMUM ORGANIZATION
  COSTS (PER
  UNIT)(2)...........   $   .20     $   .20      $   .20


-------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio for that portion of the Portfolio that represents a particular plan of distribution. Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., performs the initial evaluation of the Portfolio. See "Evaluation of Bonds at the Date of Deposit" in Part B of the Prospectus. The Sponsor serves as evaluator for all subsequent evaluations. See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

The maximum per Unit primary market sales charges are reduced as follows:

                                       PERCENT
                                          OF
                                       OFFERING
          NUMBER OF UNITS*              PRICE
-------------------------------------  --------
 Less than 500.......................    4.90%
 500 but less than 1,000.............    4.75
 1,000 but less than 2,500...........    4.50
 2,500 but less than 5,000...........    4.25
 5,000 but less than 10,000..........    3.50
 10,000 but less than 25,000.........    3.00
 25,000 or more......................    2.50

------------

* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                1 YEAR    3 YEARS    5 YEARS    10 YEARS
               --------   --------   --------   --------
Monthly        $530.11    $573.26    $620.65    $760.45
Quarterly      $527.07    $563.73    $604.00    $722.94
Semi-annual    $525.27    $558.06    $594.10    $700.62

See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

DEALER CONCESSIONS

The Sponsor plans to allow a concession of $3.20 per Unit for primary market, non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Account Purchasers and to other investors described in Part B of the Prospectus entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:

                                     ------

----------------------------------------------

                                        CONCESSION
NUMBER OF UNITS*                         PER UNIT
----------------                        ----------
Less than 500.........................    $3.20
500 but less than 1,000...............     3.20
1,000 but less than 2,500.............     3.20
2,500 but less than 5,000.............     3.20
5,000 but less than 10,000............     2.50
10,000 but less than 25,000...........     2.00
25,000 or more........................     1.75
Wrap Account Purchasers...............     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.

                                     ------

--------------------------------------------------------------------------------
SCHEDULE OF INVESTMENTS

(AT THE INITIAL DATE OF DEPOSIT, SEPTEMBER 28, 2000)


               NUVEEN MARYLAND TRADITIONAL PORTFOLIO, SERIES 351


                                                                                         RATINGS(2)
                                                                                    ---------------------      TRUSTEE'S
                                                                     OPTIONAL                                DETERMINATION
 AGGREGATE                                                          REDEMPTION      STANDARD &                    OF
 PRINCIPAL                 NAME OF ISSUER, TITLE(1)(5)             PROVISIONS(3)      POOR'S     MOODY'S   OFFERING PRICE(4)
----------------------------------------------------------------------------------------------------------------------------
$  120,000        Maryland Health and Higher Educational         No Optional Call      AA-         Aa2        $    42,583
                  Facilities Authority, Revenue Bonds, The
                  Johns Hopkins Hospital Issue, Series 1990,
                  0.00% Due 7/1/19. (Original issue discount
                  bonds delivered on or about June 7, 1990 at a
                  price of 12.098% of principal amount.)(6)
   500,000        Maryland Health and Higher Educational            2008 at 102        AA-         Aa2            483,375
                  Facilities Authority, Refunding Revenue
                  Bonds, The Johns Hopkins University Issue,
                  Series 1998, 5.125% Due 7/1/20. (Original
                  issue discount bonds delivered on or about
                  April 2, 1998 at a price of 94.721% of
                  principal amount.)
   500,000        Maryland Health and Higher Educational            2009 at 101         A           A2            475,040
                  Facilities Authority, Revenue Bonds, Loyola
                  College Issue, Series 1999, 5.25% Due
                  10/1/29.
   380,000        Maryland Health and Higher Educational            2008 at 101         --          A3            347,320
                  Facilities Authority, Hospital Refunding and
                  Revenue Bonds, Union Hospital of Cecil County
                  Issue, Series 1998, 5.10% Due 7/1/22.
   500,000        Mayor and City Council of Baltimore (City of      2010 at 102        AAA         Aaa            504,370
                  Baltimore, Maryland), Consolidated Public
                  Improvement Bonds of 2000, Series A, 5.50%
                  Due 10/15/19. (General Obligation Bonds.)
                  (FGIC Insured.)
   500,000        Mayor and City Council of Baltimore               2010 at 100        AAA         Aaa            504,620
                  (Maryland), Project and Refunding Revenue
                  Bonds (Wastewater Projects), Series 2000-A,
                  5.625% Due 7/1/30. (FSA Insured.)
   500,000        Calvert County, Maryland, Economic                2008 at 102        AAA         Aaa            462,175
                  Development Refunding Revenue Bonds
                  (Asbury-Solomons Island Facility), Series
                  1997, 5.00% Due 1/1/27. (MBIA Insured.)
   500,000        Queen Anne's County, Maryland (County             2010 at 101        AAA         Aaa            491,035
                  Commissioners of Queen Anne's County), School
                  and Public Facilities Bonds of 2000, 5.25%
                  Due 1/15/20. (General Obligation Bonds.)
                  (FGIC Insured.)
-----------                                                                                                   -----------
$3,500,000                                                                                                    $ 3,310,518
===========                                                                                                   ===========

---------------

(1) The Sponsor's contracts to purchase the bonds were entered into on August 29, 2000 to September 26, 2000. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.


(2) Certain of the bonds in a Traditional Portfolio, as insured by an insurer, may be rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on such bonds guarantees the payment of interest and principal on such bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. See "Insurance on the Bonds" in Part B of the Prospectus.


(3) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. Approximately 17.7% of the aggregate principal amount of the bonds in the Trust (accounting for approximately 15.9% of the aggregate offering price of the bonds) are original issue discount obligations. Certain of these original issue discount obligations, amounting to 3.4% of the aggregate principal amount and 1.3% of the aggregate offering price of the bonds in the Trust, are "zero coupon" bonds. See "Summary of Portfolios" in Part B of the Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "Composition of Portfolios" and "Tax Status" in Part B of the Prospectus.


(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:


                                   ESTIMATED
                                     ANNUAL                ESTIMATED                        ESTIMATED
                      PROFIT        INTEREST              GROSS ANNUAL                      NET ANNUAL
        COST TO      (OR LOSS)     INCOME TO               INCOME PER                       INCOME PER              BID PRICE
        SPONSOR     TO SPONSOR     PORTFOLIO                  UNIT                             UNIT                 OF BONDS
      -----------   -----------   ------------   ------------------------------   ------------------------------   -----------
      $3,298,927      $11,591       $178,130     $     5.0894 -- Monthly          $     4.8775 -- Monthly          $3,298,198
                                                 $    5.0894 -- Quarterly         $    4.9095 -- Quarterly
                                                 $   5.0894 -- Semi-annual        $   4.9285 -- Semi-annual



    In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .35% for the Portfolio.


    The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of the Prospectus.

(6) This bond has been purchased at a deep discount from the par value because there is no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount, the value of the bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.
--------------------------------------------------------------------------------

                                     ------

NUVEEN VIRGINIA TRADITIONAL PORTFOLIO,
SERIES 351


RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE


The Portfolio seeks to provide income exempt from federal and Virginia state income taxes and conservation of capital.


INVESTMENT STRATEGY


The Portfolio consists of municipal bonds that generate income exempt from federal and Virginia state income taxes. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.


BOND SELECTION

The bonds selected for the Portfolio are:

- GENERAL OBLIGATION BONDS -- General obligation bonds are secured by the pledge of the issuer's full faith, credit and, usually, taxing power; and/or

- REVENUE BONDS -- Revenue bonds have principal and interest payments derived from the income of a specific project or authority such as utility projects, airports, highways and healthcare facilities. Payments on these bonds are not generally backed by the government's taxing power and are dependent on the revenues generated by the project, excise taxes or appropriations.

All of the bonds in the Portfolio:

- Are rated in the category of "A" or better by Moody's, Fitch, and/or Standard & Poor's; and


- Generate income that is exempt from federal and Virginia state income taxes and, for most investors, the federal Alternative Minimum Tax ("AMT").

The Sponsor considers the following factors in selecting bonds for the
Portfolio:


- Whether the bonds provide income exempt from federal and Virginia state income taxes and AMT;


- The prices and yields of the bonds relative to other bonds of comparable quality and maturity;

-  Whether the bonds are trading at a premium or discount from par;

- The present rating and credit quality of the issuers of the bonds and the potential improvement in the credit quality of such issuers;

- The diversification of the bonds as to the purpose of issue and the location of the issuers;

-  The potential income generated by the bonds; and

-  The stated maturities and call provisions of the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective.

A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."

The Portfolio consists of bonds having a dollar-weighted average maturity of
25.8 years.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if you are seeking:

-  A focus on long-term capital preservation; and


-  Income exempt from federal and Virginia state income taxes and AMT.


The Portfolio is not appropriate for you if you are seeking:

-  An aggressive high-growth investment strategy.

INDUSTRY FOCUS

The Portfolio consists of the following types of bonds:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
       TYPE OF ISSUER         OF BONDS     AMOUNT)
       --------------         --------   ------------
Water and/or Sewer Revenue        3          42.8%
Education Revenue                 1          14.3%
General Obligation                1          14.3%
Healthcare Facility Revenue       1          14.3%
Utilities                         1          14.3%
                                 --         -----
        Total                     7           100%

The bonds were issued by entities located in the following states or territories:

                                     APPROXIMATE
                                      PORTFOLIO
                                     PERCENTAGE
                                      (BASED ON
                                      PRINCIPAL
        STATE OR TERRITORY             AMOUNT)
        ------------------           -----------
Virginia                                100.0%

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as you hope. These things can happen for various reasons, including:

-  Unit prices and yields may decline during the life of the Portfolio;

- Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes;

- A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or

                                     ------
   interest payments, resulting in a reduction in the value of your Units;

- The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;

- Assuming no changes in interest rates, when you sell your Units they will generally be worth less than your cost because your cost included a sales charge;

- The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

- The Portfolio is not actively managed and may continue to hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.

- INDUSTRY CONCENTRATION RISK -- The Portfolio is considered to be concentrated in bonds of water and/or sewer revenue issuers. A concentration makes the Portfolio less diversified and subject to more risk.

   WATER AND/OR SEWER REVENUE ISSUERS are subject to certain risks including:

   -- The possible inability to obtain rate increases;

   -- Population declines;

   -- Limitations on operations and increased costs caused by environmental concerns;

   -- Difficulties in obtaining fresh water; and

   -- The effects of conservation.

- STATE SPECIFIC RISK -- Because the Portfolio is concentrated in bonds located in Virginia, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of Virginia is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units.

- The Virginia Constitution requires a balanced biennial budget and contains limits on the amount of general obligation bonds which the Commonwealth can issue. Additionally, Constitutional and statutory limitations concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the Commonwealth and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

- The Commonwealth is party to numerous lawsuits in which an adverse final decision could materially affect the Commonwealth's governmental operations and consequently its ability to pay debt service on its obligations.

- The economic vitality of the Commonwealth and its various regions and, therefore, the ability of the Commonwealth and its local governments to satisfy the bonds, are affected by numerous factors. Employment in the Commonwealth has been and continues to be significantly and adversely affected by the cutbacks in federal government spending, particularly defense, and the reduction of jobs in the mining industry.

- The Commonwealth of Virginia currently maintains a bond rating of "AAA" from Standard & Poor's and Fitch and of "Aaa" from Moody's on its general obligation indebtedness.

Further information concerning the various types of bonds contained in the Portfolio is available in "Summary of Portfolios" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "Other Information--Supplemental Information" appearing in Part B of the Prospectus.

TAX STATUS

FEDERAL TAX -- Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the Portfolio is exempt from federal income taxes for U.S. investors. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.

VIRGINIA TAX -- The Portfolio consists of bonds issued by or on behalf of the Commonwealth of Virginia, its counties, municipalities, authorities or its political subdivisions and, provided the interest thereon is exempt from Virginia income taxes by the laws or treaties of the United States, by or on behalf of the United States' territories or possessions, including Puerto Rico, Guam, the Virgin Islands and the Northern Mariana Islands, and their political subdivisions and authorities (the "Virginia Bonds").

In the opinion of Christian & Barton, L.L.P., special counsel for the Portfolio for Virginia tax matters, under existing Virginia law:

- The Portfolio will be treated as a trust for Virginia income tax purposes and not as an association taxable as a corporation. As a result, income from the Portfolio will be treated as the income for the Unitholders.

- Amounts representing tax-exempt interest for Federal income tax purposes received or accrued by the Portfolio with respect to the Virginia Bonds will not be taxed to the Portfolio or to the Unitholders for Virginia income tax purposes. To the extent that interest or gain on the sale of obligations of the Commwealth or any political subdivision or instrumentality thereof is included in federal adjusted

                                     ------
   gross income, that income shall be subtracted in arriving at Virginia taxable income.

- Where independent Virginia income tax exemption is provided for interest on certain obligations, including those issued by industrial development authorities pursuant to the Virginia Industrial Development and Revenue Bond Act, by the Virginia Housing Development Authority, by the Virginia Resources Authority and by the Virginia Education Loan Authority, interest on such obligations is exempt from Virginia income taxation without regard to any exemption from Federal income taxes.

- Gain which is subject to Federal income taxation as a result of the sale of a Unit by the Unitholder will be included in the Unitholder's Virginia taxable income.

- No income tax is imposed by any political subdivision of the Commonwealth of Virginia. The Commonwealth of Virginia does not imposed a gift tax and the Virginia estate tax on a resident's Federal taxable estate and a non-resident's Federal taxable estate located in the Commonwealth is equal to the maximum state death tax credit allowable against the Federal estate tax payable by the estate.

See "Tax Status" in Part B of the Prospectus for further tax information.

PUBLIC OFFERING PRICE


As of September 28, 2000, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING PRICE FOR THE PORTFOLIO is $99.50. As described below, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge and the estimated organization cost of $.29 per Unit. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. For Units purchased on the Initial Date of Deposit, $.07 per Unit of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.


See "Public Offering Price" in Part B of the Prospectus and "How to Buy and Sell Units" for additional information.

ESTIMATED DISTRIBUTIONS

The Portfolio's estimated interest distributions per Unit are as follows:


DISTRIBUTION
PLAN                    MONTHLY     QUARTERLY    SEMI-ANNUAL
---------------------  ----------   ----------   ------------
Initial Payment          $.4521       $.4521        $.4521
(Date)                  11/15/00     11/15/00      11/15/00
Partial Payment           N/A        $1.2411         N/A
(Date)                               02/15/01
First Normal Payment     $.4110      $1.2411       $2.4912
(Date)                  12/15/00     05/15/01      05/15/01
Normal Total Annual
  Distributions         $4.9327      $4.9647       $4.9837


The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.

See "Distributions to Unitholders" in Part B of the Prospectus and "Distributions" for more information.

ESTIMATED RETURNS
(AS OF THE INITIAL DATE OF DEPOSIT)

                           Current            Long-Term
Distribution Plan           Return              Return
-----------------      ----------------   ------------------
Monthly                     4.96%               5.02%
Quarterly                   4.99%               5.05%
Semi-annual                 5.01%               5.07%

These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in the Portfolio, interest income and expenses. See "Estimated Long-Term Return and Estimated Current Return" in Part B of the Prospectus and "Estimated Returns."

TAXABLE EQUIVALENT YIELD
(AS OF THE INITIAL DATE OF DEPOSIT)

The table shows for investors in certain selective tax brackets, the approximate yields such investors must get from a taxable investment to match the estimated current return from this Portfolio. Please note that the taxable equivalent yields provided below are for illustrative purposes only and that an investor's actual taxable equivalent yield will depend upon the Portfolio's actual return and the investor's tax circumstances.

  PORTFOLIO         Taxable Equivalent Yield
  ESTIMATED          (by selective federal
   CURRENT      and Virginia state tax brackets)
    RETURN      32.1%   35.0%   39.7%      43.1%
     (M) 4.96%  7.30%   7.63%   8.23%   8.72%
     (Q) 4.99   7.35    7.68    8.28    8.77
   (S/A) 5.01   7.38    7.71    8.31    8.80

                                     ------

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                               AMOUNT PER
                                                 $1,000
                                                INVESTED
                              PERCENT OF         (AS OF
                            PUBLIC OFFERING   INITIAL DATE
                                 PRICE        OF DEPOSIT)
                            ---------------   ------------
INVESTOR FEES
Maximum Sales Charge.....          4.9%          $49.00

ESTIMATED ANNUAL OPERATING EXPENSES


                                 DISTRIBUTION PLAN
                        -----------------------------------
                        MONTHLY    QUARTERLY   SEMI-ANNUAL
                        --------   ---------   ------------
Trustee's Fee(1).....   $1.5920     $1.2720      $1.0820
Sponsor's Evaluation
  Fee(1).............   $   .17     $   .17      $   .17
Other Operating
  Expenses (per
  Unit)..............   $0.0625     $0.0625      $0.0625
TOTAL (per Unit as of
  the Initial Date of
  Deposit)...........   $ .2387     $ .2067      $ .1877

MAXIMUM ORGANIZATION
  COSTS (PER
  UNIT)(2)...........   $   .29     $   .29      $   .29


-------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio for that portion of the Portfolio that represents a particular plan of distribution. Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., performs the initial evaluation of the Portfolio. See "Evaluation of Bonds at the Date of Deposit" in Part B of the Prospectus. The Sponsor serves as evaluator for all subsequent evaluations. See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

The maximum per Unit primary market sales charges are reduced as follows:

                                       PERCENT
                                          OF
                                       OFFERING
          NUMBER OF UNITS*              PRICE
-------------------------------------  --------
 Less than 500.......................    4.90%
 500 but less than 1,000.............    4.75
 1,000 but less than 2,500...........    4.50
 2,500 but less than 5,000...........    4.25
 5,000 but less than 10,000..........    3.50
 10,000 but less than 25,000.........    3.00
 25,000 or more......................    2.50

------------

* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                1 YEAR    3 YEARS    5 YEARS    10 YEARS
               --------   --------   --------   --------
Monthly        $541.63    $590.18    $643.46    $800.50
Quarterly      $538.60    $580.65    $626.84    $763.13
Semi-annual    $536.80    $575.00    $616.97    $740.88

See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

DEALER CONCESSIONS

The Sponsor plans to allow a concession of $3.20 per Unit for primary market, non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Account Purchasers and to other investors described in Part B of the Prospectus entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:
----------------------------------------------

                                        CONCESSION
NUMBER OF UNITS*                         PER UNIT
----------------                        ----------
Less than 500.........................    $3.20
500 but less than 1,000...............     3.20
1,000 but less than 2,500.............     3.20
2,500 but less than 5,000.............     3.20
5,000 but less than 10,000............     2.50
10,000 but less than 25,000...........     2.00
25,000 or more........................     1.75
Wrap Account Purchasers...............     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.

                                     ------

--------------------------------------------------------------------------------
SCHEDULE OF INVESTMENTS

(AT THE INITIAL DATE OF DEPOSIT, SEPTEMBER 28, 2000)


               NUVEEN VIRGINIA TRADITIONAL PORTFOLIO, SERIES 351


                                                                                         RATINGS(2)
                                                                                    ---------------------      TRUSTEE'S
                                                                     OPTIONAL                                DETERMINATION
 AGGREGATE                                                          REDEMPTION      STANDARD &                    OF
 PRINCIPAL                 NAME OF ISSUER, TITLE(1)(5)             PROVISIONS(3)      POOR'S     MOODY'S   OFFERING PRICE(4)
----------------------------------------------------------------------------------------------------------------------------
$  250,000        Virginia Resources Authority, Clean Water         2010 at 100        AAA         Aaa        $   253,338
                  State Revolving Fund, Revenue Bonds, Series
                  1999, 5.625% Due 10/1/22.
   250,000        Industrial Development Authority of the City      2008 at 101         A+          A1            231,163
                  of Lynchburg, Virginia, Healthcare Facilities
                  Revenue and Refunding Bonds (Centra Health),
                  Series 1998, 5.20% Due 1/1/28.
   250,000        City of Manassas Park, Virginia, General          2009 at 101        AAA         Aaa            237,475
                  Obligation and Refunding Bonds, Series 1999,
                  5.10% Due 4/1/22. (FSA Insured.)
   250,000        Prince William County Service Authority           2008 at 101        AAA         Aaa            219,783
                  (Virginia), Water and Sewer System Refunding
                  Revenue Bonds, Series 1997, 4.75% Due 7/1/29.
                  (Original issue discount bonds delivered on
                  or about December 30, 1997 at a price of
                  93.356% of principal amount.)(FGIC Insured.)
   250,000        City of Richmond, Virginia, Public Utility        2008 at 101        AAA          --            234,463
                  Revenue and Refunding Bonds, Series 1998A,
                  5.125% Due 1/15/28. (MBIA Insured.)
   250,000        Rivanna Water and Sewer Authority (Virginia),     2010 at 101         A+         Aa3            244,548
                  Regional Water and Sewer System Revenue
                  Bonds, Series of 2000, 5.40% Due 10/1/30.
   250,000        The Rector and Visitors of The University of      2008 at 101        AA+         Aa1            230,438
                  Virginia, General Revenue Pledge Bonds,
                  Series 1998A, 5.00% Due 6/1/24.
-----------                                                                                                   -----------
$1,750,000                                                                                                    $ 1,651,208
===========                                                                                                   ===========

---------------

(1) The Sponsor's contracts to purchase the bonds were entered into on September 22, 2000 to September 26, 2000. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.


(2) Certain of the bonds in a Traditional Portfolio, as insured by an insurer, may be rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on such bonds guarantees the payment of interest and principal on such bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, mandatory redemptions or interest rate risks. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. See "Insurance on the Bonds" in Part B of the Prospectus.


(3) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. Approximately 14.3% of the aggregate principal amount of the bonds in the Portfolio (accounting for approximately 13.3% of the aggregate offering price of the bonds) are original issue discount bonds. See "Summary of Portfolios" in Part B of the Prospectus for a discussion of the characteristics of such obligations and of the risks associated therewith. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "Composition of Portfolios" and "Tax Status" in Part B of the Prospectus.


(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:


                                   ESTIMATED
                                     ANNUAL                ESTIMATED                        ESTIMATED
                      PROFIT        INTEREST              GROSS ANNUAL                      NET ANNUAL
        COST TO      (OR LOSS)     INCOME TO               INCOME PER                       INCOME PER              BID PRICE
        SPONSOR     TO SPONSOR     PORTFOLIO                  UNIT                             UNIT                 OF BONDS
      -----------   -----------   ------------   ------------------------------   ------------------------------   -----------
      $1,643,852      $ 7,356       $ 90,500     $     5.1714 -- Monthly          $     4.9327 -- Monthly          $1,644,208
                                                 $    5.1714 -- Quarterly         $    4.9647 -- Quarterly
                                                 $   5.1714 -- Semi-annual        $   4.9837 -- Semi-annual



    In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .40% for the Portfolio.


    The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of the Prospectus.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.
--------------------------------------------------------------------------------

                                     ------

NUVEEN COLORADO INSURED PORTFOLIO,
SERIES 89


RISK/RETURN SUMMARY

INVESTMENT OBJECTIVE


The Portfolio seeks to provide income exempt from federal and Colorado state income taxes and conservation of capital.


INVESTMENT STRATEGY


The Portfolio consists of insured municipal bonds that generate income exempt from federal and Colorado state income taxes. The bonds are expected to remain in the Portfolio until they mature, are called or are sold to meet redemptions or expenses.


BOND SELECTION

The bonds selected for the Portfolio are:

- GENERAL OBLIGATION BONDS -- General obligation bonds are secured by the pledge of the issuer's full faith, credit and, usually, taxing power; and/or

- REVENUE BONDS -- Revenue bonds have principal and interest payments derived from the income of a specific project or authority such as utility projects, airports, highways and healthcare facilities. Payments on these bonds are not generally backed by the government's taxing power and are dependent on the revenues generated by the project, excise taxes or appropriations.

All of the bonds in the Portfolio:

- Are insured prior to inclusion in the Portfolio by AMBAC, FGIC, FSA or MBIA for the life of the bond. INSURANCE GUARANTEES THE PAYMENT OF PRINCIPAL AND INTEREST ON THE BONDS (BUT NOT THE UNITS OR THE MARKET VALUE OF THE BONDS). Each bond insurer's claim paying ability is rated triple A by Moody's, Standard & Poor's or Fitch;

- Are rated "Aaa" by Moody's, "AAA" by Fitch, and/or "AAA" by Standard & Poor's; and


- Generate income that is exempt from federal and Colorado state income taxes and, for most investors, the federal Alternative Minimum Tax ("AMT").


The Sponsor considers the following factors in selecting bonds for the
Portfolio:

- Whether the bonds provide income exempt from federal and Colorado state income taxes and AMT;


- The prices and yields of the bonds relative to other bonds of comparable quality and maturity;

-  Whether the bonds are trading at a premium or discount from par;

- The present rating and credit quality of the issuers of the bonds and the potential improvement in the credit quality of such issuers;

- The diversification of the bonds as to the purpose of issue and the location of the issuers;

-  The potential income generated by the bonds;

-  The stated maturities and call provisions of the bonds; and

- Whether the bonds were insured and the availability and cost of insurance for the bonds.

Through examining these factors, the Sponsor seeks to select a Portfolio that has the potential to meet the Portfolio's investment objective.

A description of the bonds included in the Portfolio is provided in the "Schedule of Investments."

The Portfolio consists of bonds having a dollar-weighted average maturity of
26.5 years.

INVESTOR SUITABILITY

The Portfolio may be suitable for you if you are seeking:

-  Insured AAA-rated bonds;

-  A focus on long-term capital preservation; and


-  Income exempt from federal and Colorado state income taxes and AMT.


The Portfolio is not appropriate for you if you are seeking:

-  An aggressive high-growth investment strategy.

INDUSTRY FOCUS

The Portfolio consists of the following types of bonds:

                                         APPROXIMATE
                                          PORTFOLIO
                                          PERCENTAGE
                                          (BASED ON
                               NUMBER     PRINCIPAL
       TYPE OF ISSUER         OF BONDS     AMOUNT)
       --------------         --------   ------------
Education Revenue                 2          28.5%
Bridge and Toll Road Revenue      1          14.3%
Healthcare Facility Revenue       1          14.3%
Municipal Lease Revenue           1          14.3%
Transportation                    1          14.3%
Water and/or Sewer Revenue        1          14.3%
                                 --         -----
        Total                     7           100%

The bonds were issued by entities located in the following states or territories:

                                     APPROXIMATE
                                      PORTFOLIO
                                     PERCENTAGE
                                      (BASED ON
                                      PRINCIPAL
        STATE OR TERRITORY             AMOUNT)
        ------------------           -----------
Colorado                                100.0%

PRIMARY RISKS

YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. In addition, the Portfolio may not perform as well as

                                     ------
you hope. These things can happen for various reasons, including:

-  Unit prices and yields may decline during the life of the Portfolio;

- Rising interest rates will reduce the value of your Units. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes;

- A bond issuer or an insurer may be unwilling or unable to meet its obligation to make principal or interest payments, resulting in a reduction in the value of your Units;

- The financial condition of a bond issuer or insurer may worsen or their credit ratings may drop, resulting in a reduction in the value of your Units;

- Assuming no changes in interest rates, when you sell your Units they will generally be worth less than your cost because your cost included a sales charge;

- The Portfolio will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity; and

- The Portfolio is not actively managed and may continue to hold a bond included in the Portfolio even though the bond's outlook or its market value or yield may have changed.

- INDUSTRY CONCENTRATION RISK -- The Portfolio is considered to be concentrated in bonds of education revenue issuers. A concentration makes the Portfolio less diversified and subject to more risk.

   EDUCATION REVENUE ISSUERS are subject to certain risks including:

   -- Possible declines in the number of "college" age individuals;

   -- The possible inability to raise tuition and fees;

   -- The uncertainty of the continued receipt of Federal grants and state funding; and

   -- Government regulation or legislation.


- STATE SPECIFIC RISK -- Because the Portfolio is concentrated in the bonds of issuers located in Colorado there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of Colorado is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of the Units. Additionally, Constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations. Historically, the State has experienced significant revenue shortfalls. A recently passed, but somewhat ambiguous Constitutional Amendment requires voter approval prior to tax increases, creation of debt, or until levy or valuation for assessment ratio increases. The Amendment also limits increases in government spending and property tax revenues to specified percentages.


- The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. The economy of the State continues to be dependent on tourism and its position as a transportation hub. These sectors tend to be cyclical.

- The State is a party to numerous lawsuits in which an adverse final decision could materially affect the State's governmental operations and consequently its ability to pay debt service on its obligations.

Further information concerning the various types of bonds contained in the Portfolio is available in "Summary of Portfolios" in Part B of the Prospectus. An additional discussion of potential risks may be obtained upon written or telephonic request to the Trustee as described in "Other Information--Supplemental Information" appearing in Part B of the Prospectus.

TAX STATUS

FEDERAL TAX -- Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, interest on the bonds in the Portfolio is exempt from federal income taxes for U.S. investors. You may receive principal payments if bonds are sold or called, or mature. You will be subject to tax on any gain realized by the Portfolio on the disposition of bonds.

COLORADO TAX -- In the opinion of Sherman & Howard L.L.C., special Colorado counsel to the Portfolio, under existing law:

- A Portfolio will consist of obligations which were issued by the State of Colorado or its political subdivisions or by the United States or possessions of the United States including Puerto Rico, the Virgin Islands and Guam ("Colorado Bonds").

- Because Colorado income tax law is based upon the Federal law and in light of the opinion of Chapman and Cutler, the Portfolio is not an association taxable as a corporation for purposes of Colorado income taxation.

- With respect to Colorado Unitholders, in view of the relationship between Federal and Colorado tax

                                     ------
   computations described above and the opinion of Chapman and Cutler:

- Each Colorado Unitholder will be treated as owning a share of each asset of the Portfolio for Colorado income tax purposes, in the proportion that the number of Units of such Portfolio held by him bears to the total number of outstanding Units of the Portfolio, and the income of the Portfolio will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described.

- Interest on Colorado Bonds that would not be subject to Colorado income tax or Colorado alternative minimum tax when paid directly to a Colorado Unitholder will not be subject to Colorado income tax or alternative minimum tax when received by the Portfolio and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder.

- Any proceeds paid under an insurance policy issued to the issuer of the Colorado Bonds involved, to the Depositor prior to deposit of the Colorado Bonds in the Portfolio, or to the Porrtfolio, which proceeds represent maturing interest on defaulted Colorado Bonds and which proceeds would not be subject to Colorado income tax or alternative minimum tax when paid directly to a Colorado Unitholder will not be subject to Colorado income and alternative minimum tax when received by the Portfolio and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder.

- Generally, each Colorado Unitholder will realize gain or loss taxable in Colorado when the Portfolio disposes of a Colorado Bond (whether by sale, exchange, redemption or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Colorado Bonds during the interval between the Colorado Unitholder's settlement date and the date such Colorado Bonds are delivered to the Portfolio, if later). However, beginning in 2000, a Colorado Unitholder who is an individual, a trust or an estate may be able to exclude from Colorado taxable income up to $1,200 per year ($2,400 for a married couple filing jointly) of gains from the Portfolio's diposition of Bonds or from the redemption or sale of the Colorado Unitholder's Units. Under legislation enacted by Colorado in 1999, interest income, dividend income and net capital gains (as defined in Section 1222(11) of the Code) otherwise includable in taxable income qualify for the exclusion. The exclusion will be available only in years during which state revenues exceed by $220 million (indexed annually to reflect the rate of growth in Colorado personal income) state spending limits mandated by the Colorado Constitution, as such revenue and spending limits are described in the Appendix to the Information Supplement entitled "Colorado Disclosure," under the caption "Economic Factors--Colorado--Restrictions on Appropriations and Revenues".

- Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing gain taxable in Colorado when their Units are sold or redeemed for an amount equal to or less than their original cost. Such gain may qualify for the exclusion from Colorado taxable income described in the preceding paragraph during years in which the exclusion becomes available.

- If interest on indebtedness incurred or continued by a Colorado Unitholder to purchase Units in the Portfolio is not deductible for Federal income tax purposes, it will not be deductible for Colorado income tax purposes.

See "Tax Status" in Part B of the Prospectus for further tax information.

PUBLIC OFFERING PRICE


As of September 28, 2000, the Initial Date of Deposit, the PER UNIT PUBLIC OFFERING PRICE FOR THE PORTFOLIO is $99.96. As described below, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge and the estimated organization cost of $.29 per Unit. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. For Units purchased on the Initial Date of Deposit, $.07 per Unit of accrued interest will be added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.


See "Public Offering Price" in Part B of the Prospectus and "How to Buy and Sell Units" for additional information.

ESTIMATED DISTRIBUTIONS

The Portfolio's estimated interest distributions per Unit are as follows:


DISTRIBUTION
PLAN                    MONTHLY     QUARTERLY    SEMI-ANNUAL
---------------------  ----------   ----------   ------------
Initial Payment          $.4639       $.4639        $.4639
(Date)                  11/15/00     11/15/00      11/15/00
Partial Payment           N/A        $1.2735         N/A
(Date)                               02/15/01
First Normal Payment     $.4218      $1.2735       $2.5560
(Date)                  12/15/00     05/15/01      05/15/01
Normal Total Annual
  Distributions         $5.0623      $5.0943       $5.1133


                                     ------

The amount of interest will generally change as bonds in the Portfolio mature, are called or are sold or as fees and expenses increase or decrease. Estimated distributions assume that all of the bonds are delivered to the Portfolio.

See "Distributions to Unitholders" in Part B of the Prospectus and "Distributions" for more information.

ESTIMATED RETURNS
(AS OF THE INITIAL DATE OF DEPOSIT)

                           Current            Long-Term
Distribution Plan           Return              Return
-----------------      ----------------   ------------------
Monthly                     5.06%               5.12%
Quarterly                   5.10%               5.15%
Semi-annual                 5.12%               5.17%

These return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in the Portfolio, interest income and expenses. See "Estimated Long-Term Return and Estimated Current Return" in Part B of the Prospectus and "Estimated Returns."

TAXABLE EQUIVALENT YIELD
(AS OF THE INITIAL DATE OF DEPOSIT)

The table shows for investors in certain selective tax brackets, the approximate yields such investors must get from a taxable investment to match the estimated current return from this Portfolio. Please note that the taxable equivalent yields provided below are for illustrative purposes only and that an investor's actual taxable equivalent yield will depend upon the Portfolio's actual return and the investor's tax circumstances.

  PORTFOLIO         Taxable Equivalent Yield
  ESTIMATED          (by selective federal
   CURRENT      and Colorado state tax brackets)
    RETURN      31.4%   34.3%   39.0%      42.5%
     (M) 5.06%  7.38%   7.70%   8.30%   8.80%
     (Q) 5.10   7.43    7.76    8.36    8.87
   (S/A) 5.12   7.46    7.79    8.39    8.90

FEES AND EXPENSES

This table shows the fees and expenses you may pay, directly or indirectly, when you invest in the Portfolio.

                                               AMOUNT PER
                                                 $1,000
                                                INVESTED
                              PERCENT OF         (AS OF
                            PUBLIC OFFERING   INITIAL DATE
                                 PRICE        OF DEPOSIT)
                            ---------------   ------------
INVESTOR FEES
Maximum Sales Charge.....          4.9%          $49.00

ESTIMATED ANNUAL OPERATING EXPENSES


                                 DISTRIBUTION PLAN
                        -----------------------------------
                        MONTHLY    QUARTERLY   SEMI-ANNUAL
                        --------   ---------   ------------
Trustee's Fee(1).....   $1.6180     $1.2980      $1.1080
Sponsor's Evaluation
  Fee(1).............   $   .17     $   .17      $   .17
Other Operating
  Expenses (per
  Unit)..............   $0.0625     $0.0625      $0.0625
TOTAL (per Unit as of
  the Initial Date of
  Deposit)...........   $ .2413     $ .2093      $ .1903

MAXIMUM ORGANIZATION
  COSTS (PER
  UNIT)(2)...........   $   .29     $   .29      $   .29


-------------

(1) The Trustee's Fee and the Sponsor's Evaluation Fee are per $1,000 principal amount of the bonds in the Portfolio for that portion of the Portfolio that represents a particular plan of distribution. Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., performs the initial evaluation of the Portfolio. See "Evaluation of Bonds at the Date of Deposit" in Part B of the Prospectus. The Sponsor serves as evaluator for all subsequent evaluations. See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information.

(2) Organization costs are deducted from Portfolio assets at the earlier of the close of the initial offering period or 6 months after Initial Date of Deposit.

The maximum per Unit primary market sales charges are reduced as follows:

                                       PERCENT
                                          OF
                                       OFFERING
          NUMBER OF UNITS*              PRICE
-------------------------------------  --------
 Less than 500.......................    4.90%
 500 but less than 1,000.............    4.75
 1,000 but less than 2,500...........    4.50
 2,500 but less than 5,000...........    4.25
 5,000 but less than 10,000..........    3.50
 10,000 but less than 25,000.........    3.00
 25,000 or more......................    2.50

------------

* Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you.

As described in "Public Offering Price" in Part B of the Prospectus, certain classes of investors are also entitled to reduced sales charges. Also see "Public Offering Price" in Part B of the Prospectus for secondary market sales charges.

EXAMPLE

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and then either redeem or do not redeem your Units at the end of

                                     ------
those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. The example does not include brokerage costs and other transactional fees. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

                1 YEAR    3 YEARS    5 YEARS    10 YEARS
               --------   --------   --------   --------
Monthly        $541.88    $590.95    $644.81    $803.53
Quarterly      $538.84    $581.43    $628.19    $766.17
Semi-annual    $537.04    $575.77    $618.32    $743.93

See "Portfolio Operating Expenses" in Part B of the Prospectus for additional information regarding expenses.

DEALER CONCESSIONS

The Sponsor plans to allow a concession of $3.20 per Unit for primary market, non-breakpoint purchases of Units to dealer firms in connection with the sale of Units in a given transaction.

The concession paid to dealers is reduced or eliminated in connection with Units sold in transactions to investors that receive reduced sales charges based on the number of Units sold or in connection with Units sold to Wrap Account Purchasers and to other investors described in Part B of the Prospectus entitled to the sales charge reduction applicable for Wrap Account Purchasers, as follows:
----------------------------------------------

                                        CONCESSION
NUMBER OF UNITS*                         PER UNIT
----------------                        ----------
Less than 500.........................    $3.20
500 but less than 1,000...............     3.20
1,000 but less than 2,500.............     3.20
2,500 but less than 5,000.............     3.20
5,000 but less than 10,000............     2.50
10,000 but less than 25,000...........     2.00
25,000 or more........................     1.75
Wrap Account Purchasers...............     0.00

*Sales charge reductions are computed both on a dollar basis and on the basis of the number of Units purchased using the equivalent of 500 Units to $50,000, 1,000 Units to $100,000 etc., and will be applied on that basis which is more favorable to you and may result in a reduction in the discount per Unit.

See "Distributions of Units to the Public" in Part B of the Prospectus for additional information on dealer concessions, volume incentives, and secondary market dealer concessions.

                                     ------

--------------------------------------------------------------------------------
SCHEDULE OF INVESTMENTS

(AT THE INITIAL DATE OF DEPOSIT, SEPTEMBER 28, 2000)


                  NUVEEN COLORADO INSURED PORTFOLIO, SERIES 89


                                                                                         RATINGS(2)
                                                                                    ---------------------      TRUSTEE'S
                                                                     OPTIONAL                                DETERMINATION
 AGGREGATE                                                          REDEMPTION      STANDARD &                    OF
 PRINCIPAL                 NAME OF ISSUER, TITLE(1)(5)             PROVISIONS(3)      POOR'S     MOODY'S   OFFERING PRICE(4)
----------------------------------------------------------------------------------------------------------------------------
$  250,000        Auraria Higher Education Center (Colorado),       2008 at 100        AAA         Aaa        $   230,115
                  Certificates of Participation (Administrative
                  Office Facility Project), Series 1998, 5.125%
                  Due 5/1/28. (AMBAC Insured.)
   250,000        City of Broomfield, Colorado, Water Activity      2010 at 101         --         Aaa            248,473
                  Enterprise, Water Revenue Bonds, Series 2000,
                  5.50% Due 12/1/20. (MBIA Insured.)
   250,000        City of Colorado Springs, Colorado Revenue        2009 at 101        AAA         Aaa            237,010
                  Bonds (The Colorado College Project), Series
                  1999, 5.25% Due 6/1/24. (MBIA Insured.)
   250,000        City and County of Denver, Colorado, Airport      2008 at 101        AAA         Aaa            225,218
                  System Revenue Bonds, Series 1998B, 5.00% Due
                  11/15/25. (FSA Insured.)
   250,000        City and County of Denver, Colorado,              2010 at 101        AAA         Aaa            243,335
                  Certificates of Participation, Series 2000B,
                  5.50% Due 12/1/25. (AMBAC Insured.)
   250,000        E-470 Public Highway Authority (Colorado),        2010 at 102        AAA         Aaa            251,058
                  Senior Revenue Bonds, Series 2000A, 5.75% Due
                  9/1/35. (MBIA Insured.)
   250,000        University of Colorado Hospital Authority,        2009 at 101         --         Aaa            223,628
                  Revenue Bonds, Series 1999A, 5.00% Due
                  11/15/29. (AMBAC Insured.)
-----------                                                                                                   -----------
$1,750,000                                                                                                    $ 1,658,837
===========                                                                                                   ===========

---------------

(1) The Sponsor's contracts to purchase the bonds were entered into on September 13, 2000 to September 27, 2000. All bonds are represented by contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.


(2) All the bonds in the Portfolio, as insured by AMBAC, FSA, FGIC or MBIA, are rated AAA by Standard & Poor's, AAA by Fitch and/or Aaa by Moody's. The insurance on the bonds guarantees the payment of interest and principal on the bonds when due but does not cover certain market risks associated with fixed income securities such as accelerated payments, premiums payable on mandatory redemptions or interest rate risks. A brief description of the applicable Standard & Poor's and Moody's rating symbols and their meanings is set forth under "Description of Ratings" in Part B of the Prospectus. See "Insurance on the Bonds" in Part B of the Prospectus.

(3) The bonds are first subject to optional redemption in the years, and at the prices, shown. Unless otherwise indicated, the bonds, except for bonds issued at a substantial original issue discount, are redeemable at declining prices (but not below par value) in subsequent years. Original issue discount bonds, including zero coupon bonds, are generally redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption plus, if applicable, some premium, the amount of which will decline in subsequent years. The bonds may also be subject to sinking fund redemption without premium prior to the dates shown. Certain bonds may be subject to redemption without premium prior to the date shown pursuant to special or mandatory call provisions specified in the instruments setting forth the terms and provisions of such bonds. See "Risk Factors" herein and "Composition of Portfolios" and "Tax Status" in Part B of the Prospectus.

(4) During the initial offering period, evaluations of bonds are made on the basis of current offering side evaluations of the bonds.

(5) Other information regarding the bonds in the Portfolio on the Initial Date of Deposit is as follows:


                                   ESTIMATED
                                     ANNUAL                ESTIMATED                        ESTIMATED
                      PROFIT        INTEREST              GROSS ANNUAL                      NET ANNUAL
        COST TO      (OR LOSS)     INCOME TO               INCOME PER                       INCOME PER              BID PRICE
        SPONSOR     TO SPONSOR     PORTFOLIO                  UNIT                             UNIT                 OF BONDS
      -----------   -----------   ------------   ------------------------------   ------------------------------   -----------
      $1,653,903      $ 4,934       $ 92,813     $     5.3036 -- Monthly          $     5.0623 -- Monthly          $1,652,087
                                                 $    5.3036 -- Quarterly         $    5.0943 -- Quarterly
                                                 $   5.3036 -- Semi-annual        $   5.1133 -- Semi-annual



    In addition, the difference between the Trustee's determination of offering price and bid price (as a percentage of principal amount) is .39% for the Portfolio.


    The estimated income figures reflected above are estimates determined as of the business day prior to the Initial Date of Deposit and actual payments may vary. It is anticipated that the amount of interest to be distributed per Unit in each year will initially be substantially equal to the estimated net annual income per Unit provided above. Interest income does not include accretion of original issue discount on zero coupon bonds, if applicable. The amount of interest to be distributed annually per Unit will generally change as bonds are redeemed, mature or are sold or as fees and expenses increase or decrease. See "Distribution to Unitholders" in Part B of the Prospectus.

PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS FOR A FUTURE NUVEEN DEFINED PORTFOLIO, THE PORTFOLIO WILL CONTAIN DIFFERENT BONDS THAN THOSE DESCRIBED ABOVE.
--------------------------------------------------------------------------------

                                     ------

HOW TO BUY AND SELL UNITS

INVESTING IN THE PORTFOLIOS

The MINIMUM INVESTMENT is normally $5,000 or 50 Units, whichever is less.

YOU CAN BUY UNITS FROM ANY PARTICIPATING DEALER.

As described above, Units are subject to a maximum sales charge of up to 4.9% of the Public Offering Price. The Public Offering Price includes the sales charge and the estimated organization costs. Any net accrued but undistributed interest on the Units is added to the Public Offering Price. The Public Offering Price changes every day with changes in the prices of the bonds.

Wrap Account Purchasers and certain other investors described in Part B of the Prospectus may buy Units in the primary market with a sales charge of 1.70% of the Public Offering Price. Wrap account arrangements generally involve additional fees charged by your broker, financial advisor or financial planner.

Each Portfolio's securities are valued by the Sponsor, every business day.

See "Public Offering Price" and "Market for Units" in Part B for additional information and secondary market sales charges.

SALES OR REDEMPTIONS

Units may be redeemed by the Trustee, The Chase Manhattan Bank, on any business day at their current market value based on the bid prices of the bonds.

Although not obligated to do so, the Sponsor may maintain a market for Units and offer to repurchase the Units at prices based on their current market value. If a secondary market is not maintained, a Unitholder may still redeem Units through the Trustee.

During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Trustee will redeem Units and the price at which the Sponsor may repurchase Units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

See "Redemption" and "Market for Units" in Part B of the Prospectus for details.

RISK FACTORS
You can lose money by investing in a Portfolio. Your investment is at risk primarily because of:

-  INTEREST RATE RISK

   Interest rate risk is the risk that bonds in a Portfolio will decline in value because of a rise in interest rates. Generally, bonds will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, bonds with longer periods before maturity are more sensitive to interest rate changes.

-  CREDIT RISK

   Credit risk is the risk that an issuer of a bond in a Portfolio or an insurer is unable or unwilling to meet its obligation to make interest and principal payments.

-  CALL RISK

   Call risk is the risk that bonds can be prepaid or "called" by the issuer before their stated maturity. If bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a premium bond will reduce your return. Bonds in a Portfolio are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Portfolio. The dates and prices upon which the bonds are first subject to optional calls are provided in "Schedule of Investments." The bonds may also be subject to special or extraordinary call provisions and "mandatory put" features that may cause the bonds to be removed from a Portfolio prior to maturity or stated call dates.

-  MARKET RISK

   Market risk is the risk that the market value of a bond or a Portfolio may change rapidly and unpredictably, causing the bond or the Portfolio to be worth less than its original price. Volatility in the market price of the bonds in a Portfolio changes the value of the Units of the Portfolio. Market value may be affected by a variety of factors including, among others:

   -- changes in the perceptions about the issuers or insurers;

   -- changes in interest rates or inflation;

   -- changes in the ratings of the issuers or insurers; or

   -- changes in the financial condition of the issuers or insurers of the bonds.

-  LIQUIDITY RISK

   Liquidity risk is the risk that the value of the bonds may be reduced if trading in the bonds is limited or absent. Because the bonds will generally trade in the over-the-counter market, a liquid trading market may not exist.

-  INFLATION RISK

   Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

                                     ------

-  BOND QUALITY RISK

   Bond quality risk is the risk that a reduction in a bond's rating may decrease its value and the value of your investment in a Portfolio.

-  REDUCED DIVERSIFICATION RISK

   Reduced diversification risk is the risk that the diversification of your investment is reduced as bonds in a Portfolio are called, sold or mature. This reduction in diversification may increase the risk of loss and increase your share of Portfolio expenses.

-  LITIGATION AND LEGISLATION RISK

   Litigation and legislation risk is the risk that future litigation or legislation could affect the value of a Portfolio. In particular, future tax legislation could affect the value of a Portfolio by reducing tax rates, imposing a flat or other form of tax, exempting investment income from tax or changing the tax status of the bonds.

-  CONCENTRATION RISK

   When bonds in a particular industry make up 25% or more of a Portfolio, it is said to be "concentrated" in that industry, which makes a Portfolio less diversified and subject to more market risk. See "Risk/Return
   Summary--Primary Risks" for each Portfolio for a description of any concentrations and the related risks.

See "Summary of Portfolios" and "Composition of Portfolios" in Part B of the Prospectus for an additional discussion of potential risks.

DISTRIBUTIONS

INTEREST DISTRIBUTIONS

Interest income received by each Portfolio, net of expenses, will be paid to investors. You may choose to receive interest distributions on a monthly, quarterly or semi-annual basis. Interest distributions will be paid on the following dates to the applicable Unitholders of record:

    DISTRIBUTION
        PLAN                 RECORD DATES          DISTRIBUTION DATES
---------------------   ----------------------   ----------------------
Monthly                 1st of each month        15th of each month
-----------------------------------------------------------------------
Quarterly               1st of February, May,    15th of February, May,
                        August and November      August and November
-----------------------------------------------------------------------
Semi-annual             1st of May and           15th of May and
                        November                 November

The initial interest payment will be made to all Unitholders of record on the first Record Date, which shall be the first day of the month in which the initial payment provided in "Risk/Return Summary -- Estimated Distributions" for the applicable Portfolio is made. See "Distributions to Unitholders" in Part B of the Prospectus and "Risk/Return Summary -- Estimated Distributions" for the applicable Portfolio details.

PRINCIPAL DISTRIBUTIONS

Distributions of principal received by each Portfolio will be paid on or shortly after each May 15 and November 15 to Unitholders of record on each May 1 and November 1, respectively, provided the amount available for distribution equals at least $0.10 per Unit. In certain circumstances additional distributions may be made. See "Distributions to Unitholders" in Part B of the Prospectus for additional information.

ESTIMATED RETURNS

The Portfolios use two separate calculations to measure estimated returns: estimated current return and estimated long-term return.

Estimated current return equals the estimated annual cash to be received from the bonds in a Portfolio less estimated annual Portfolio expenses, divided by the Unit price (including the maximum sales charge):

Estimated Annual      -         Estimated
Interest Income              Annual Expenses
--------------------------------------------
                 Unit Price

Estimated long-term return is a measure of the estimated return over the estimated life of a Portfolio. Unlike Estimated Current Return, Estimated Long-Term Return reflects maturities, discounts and premiums of the bonds in a Portfolio. It is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual bonds in the Portfolio, adjusted to reflect a Portfolio's maximum sales charge and estimated expenses. We calculate the average yield for a Portfolio by weighting each bond's yield by its market value and the time remaining to the call or maturity date.

The return quotations are designed to be comparative rather than predictive and your actual return will vary with Unit price, how long you hold your investment, and changes in a Portfolio, interest income and expenses.

Yields on individual bonds depend on many factors including the general condition of the bond market, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings.

See "Estimated Long-Term Return and Estimated Current Return" in Part B of the Prospectus and "Risk/ Return Summary -- Estimated Returns" for details.

GENERAL INFORMATION

INSURANCE

All of the bonds in an Insured Portfolio are insured under financial guaranty insurance policies obtained from MBIA Insurance Corporation ("MBIA"), AMBAC

                                     ------

Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC") or Financial Security Assurance Inc. ("FSA") for as long as the bonds are outstanding and the insurer remains in business. The insurance guarantees the scheduled payment of principal and interest on all of the bonds in an Insured Portfolio. It does not guarantee the market value of the bonds or the value of the Units of a Portfolio. See "Insurance on the Bonds" in Part B of the Prospectus for further information.

RATINGS

All bonds in an Insured Portfolio have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/ or "AAA" by Standard & Poor's Rating Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POORS"), their highest ratings. Bonds in a Traditional Portfolio are rated in the category of "A" or better by at least one of the above rating agencies. See "Description of Ratings" in Part B of the Prospectus for details.

TERMINATION

Each Portfolio will terminate upon the sale, redemption or other disposition of the last bond in the Portfolio. However, in no event will a Portfolio continue after its Mandatory Termination Date set forth in "Other
Information--Termination of Indenture" in Part B of the Prospectus.

Unitholders will receive a cash distribution that represents their share of a Portfolio's assets within a reasonable time after the Portfolio terminates. For more details regarding termination, including a description of other circumstances in which the Portfolio may terminate, see "Other Information -- Termination of Indenture" in Part B of the Prospectus.

THE SPONSOR

Since our founding in 1898, Nuveen Investments (formerly known as John Nuveen & Co. Incorporated) has been synonymous with investments that withstand the test of time. Today, we offer a range of equity and fixed-income unit trusts designed to suit the unique circumstances and financial planning needs of our investors. Nuveen began offering defined portfolios in 1961 and more than 1.5 million investors have trusted Nuveen to help them maintain the lifestyle they currently enjoy.

The Prospectus describes in detail the investment objectives, policies and risks of the Portfolios. We invite you to discuss the contents with your financial advisor, or you may call us at 800-257-8787 for additional information.

OPTIONAL FEATURES
LETTER OF INTENT (LOI)

Investors may use a Letter of Intent to get reduced sales charges on purchases made over a 13-month period (and to take advantage of dollar cost averaging). The minimum LOI investment is $50,000. See "Public Offering Price" in Part B of the Prospectus.

REINVESTMENT

Interest income and returned principal can be reinvested with no sales charge into Nuveen mutual or money market funds. See "Accumulation Plan" in Part B of the Prospectus. For more information, obtain a prospectus from your financial advisor.

NUVEEN MUTUAL FUNDS

Portfolio purchases may be applied toward breakpoint pricing discounts for Nuveen Mutual Funds. For more information about Nuveen investment products, obtain a prospectus from your financial advisor.

                                     ------

--------------------------------------------------------------------------------

STATEMENTS OF CONDITION
(AT THE INITIAL DATE OF DEPOSIT, SEPTEMBER 28, 2000)

                                                                MARYLAND        VIRGINIA        COLORADO
                                                                   351             351             89
                                                              -------------   -------------   -------------
TRUST PROPERTY
Investment in bonds represented by purchase
  contracts(1)(2)...........................................  $   3,310,518   $   1,651,208   $   1,658,837
Accrued interest to September 28, 2000 on underlying
bonds(1)....................................................  $      52,156   $      26,867   $      28,214
Cash in portfolio...........................................  $       7,000   $       5,075   $       5,075
                                                              -------------   -------------   -------------
            Total...........................................  $   3,369,674   $   1,683,150   $   1,692,126
                                                              =============   =============   =============

LIABILITIES AND INTEREST OF UNITHOLDERS

LIABILITIES:
    Accrued interest to September 28, 2000 on underlying
    bonds(4)................................................  $      52,156   $      26,867   $      28,214
    Reimbursement of Sponsor for organization costs(3)......  $       7,000   $       5,075   $       5,075
                                                              -------------   -------------   -------------
            Total...........................................  $      59,156   $      31,942   $      33,289
                                                              =============   =============   =============

INTEREST OF UNITHOLDERS:
    Units of fractional undivided interest outstanding               35,000          17,500          17,500
                                                              -------------   -------------   -------------
    Cost to investors(5)....................................  $   3,488,076   $   1,741,353   $   1,749,375
        Less: Gross underwriting commission(6)..............  $     170,558   $      85,070   $      85,463
        Less: Organization costs(3).........................  $       7,000   $       5,075   $       5,075
                                                              -------------   -------------   -------------
    Net amount applicable to investors......................  $   3,310,518   $   1,651,208   $   1,658,837
                                                              -------------   -------------   -------------
            Total...........................................  $   3,369,674   $   1,683,150   $   1,692,126
                                                              =============   =============   =============

------------

(1) An irrevocable letter of credit has been deposited with the Trustee as collateral, which is sufficient to cover the monies necessary for the purchase of the bonds pursuant to contracts for the purchase of such bonds. The amount of such letter of credit and any cash deposited exceeds the amount necessary for the purchase of the bonds plus accrued interest to the Initial Date of Deposit.


(2) Aggregate value (at offering prices) as of the Initial Date of Deposit of the bonds listed under "Schedule of Investments," and their aggregate cost to the Portfolio is the same. These offering prices were determined by Kenny S&P Evaluation Services, a division of J.J. Kenny Co., Inc., as of the close of business on the business day prior to the Initial Date of Deposit. (See "Evaluation of Securities at the Initial Date of Deposit" in Part B of the Prospectus.)


(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Portfolios. The per Unit estimated organization costs are set forth in "Fees and Expenses" for the applicable Portfolio. A payment will be made as of the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligations of the investors to the Sponsor are dispensed. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of each Portfolio.


(4) Representing, as set forth in "Accrued Interest" in Part B of the Prospectus, advancement by the Trustee of an amount equal to the accrued bond interest as of the Initial Date of Deposit.



(5) Aggregate Public Offering Price (exclusive of accrued interest) computed as set forth under "Public Offering Price" in Part B of the Prospectus.



(6) The gross underwriting commission of 4.9% of the Public Offering Price has been calculated on the assumption that the Units sold are not subject to a reduction of the sales charge for quantity purchases. In single transactions involving 500 Units or more, the sales charge is reduced. (See "Public Offering Price" in Part B of the Prospectus.)


                                     ------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS OF NUVEEN INVESTMENTS AND UNITHOLDERS OF NUVEEN TAX-FREE UNIT TRUST, SERIES 1195:

We have audited the accompanying statements of condition and the schedules of investments at date of deposit (included in Part A of this Prospectus) of Nuveen Tax-Free Unit Trusts, Series 1195, as of September 28, 2000. These financial statements are the responsibility of the Sponsor. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of the irrevocable letter of credit arrangement for the purchase of securities, described in Note (1) to the statements of condition, by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of condition and the schedules of investments at date of deposit referred to above present fairly, in all material respects, the financial position of Nuveen Tax-Free Unit Trusts, Series 1195, as of September 28, 2000, in conformity with accounting principles generally accepted in the United States.

                                                ARTHUR ANDERSEN LLP

Chicago, Illinois
September 28, 2000.

                                     ------

[LOGO]
                    NUVEEN TAX-FREE UNIT TRUST, SERIES 1195
                              PROSPECTUS -- PART A

                               SEPTEMBER 28, 2000

                        Sponsor         Nuveen Investments
                                        333 West Wacker Drive
                                        Chicago, IL 60606-1286
                                        Telephone: 312-917-7700

                        Trustee         The Chase Manhattan Bank
                                        4 New York Plaza
                                        New York, NY 10004-2413
                                        Telephone: 800-257-8787

    This Prospectus does not contain complete information about the Unit Trust filed with the Securities and Exchange Commission in Washington, DC under the:

    Securities Act of 1933 (file no. 333-46074)

    Investment Company Act of 1940 (file no. 811-2271)

    More information about this Unit Trust, including the code of ethics adopted by the Sponsor and the Unit Trust, can be found in the Commisssion's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Trust information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C. 20549-0102.

    No person is authorized to give any information or representation about the Unit Trust not contained in Parts A or B of this Prospectus or the Information Supplement, and you should not rely on any other information.

    When Units of the Unit Trust are no longer available or for investors who will reinvest into subsequent series of the Portfolio, this Prospectus may be used as a preliminary Prospectus for a future series. If this is the case, investors should note the following:

        1.  Information in this Prospectus is not complete and may be changed;

        2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

        3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                                            B

[NUVEEN LOGO]

Nuveen Tax-Free Unit Trusts
Prospectus Part B dated August 23, 2000

    THE PROSPECTUS FOR A NUVEEN UNIT TRUST ("DEFINED PORTFOLIO") IS DIVIDED INTO TWO PARTS. PART A OF THE PROSPECTUS RELATES EXCLUSIVELY TO PARTICULAR PORTFOLIOS AND PROVIDES SPECIFIC INFORMATION REGARDING THE PORTFOLIOS' INVESTMENTS, INVESTMENT OBJECTIVES, EXPENSES, FINANCIAL HIGHLIGHTS, INTEREST DISTRIBUTIONS, ESTIMATED RETURNS, RISK FACTORS AND TAX STATUS. PART B OF THE PROSPECTUS PROVIDES MORE GENERAL INFORMATION REGARDING THE NUVEEN TAX-FREE DEFINED PORTFOLIOS. PART A OF THE PROSPECTUS MAY NOT BE DISTRIBUTED UNLESS ACCOMPANIED BY PART B OF THE PROSPECTUS. YOU SHOULD READ BOTH PARTS OF THE PROSPECTUS AND RETAIN THEM FOR FUTURE REFERENCE. EXCEPT AS PROVIDED IN PART A OF THE PROSPECTUS, THE INFORMATION CONTAINED IN THIS PART B WILL APPLY TO EACH PORTFOLIO.

    Additional information about the Portfolio is provided in the Information Supplement. You can receive an Information Supplement by calling The Chase Manhattan Bank (the "TRUSTEE") at (800) 257-8787.

NUVEEN DEFINED PORTFOLIOS

TAX-FREE INCOME. Each Nuveen Tax-Free Defined Portfolio consists of a diversified portfolio of municipal bonds (the "Bonds"). (See "Schedule of Investments" in Part A of the Prospectus for a list of the Bonds included in a Portfolio.) Under existing law, in the opinion of recognized bond counsel to the issuing governmental authorities, the Bonds provide interest income exempt from federal income tax and for State Portfolios, exempt to the extent indicated in Part A of the Prospectus from state and, in some cases, local income taxes and intangibles taxes, for residents of the state in which the Bonds are issued. (See "TAX STATUS".)

INSURED PORTFOLIOS. All Bonds in each Nuveen Insured Portfolio are covered by insurance policies obtained from Ambac Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA"), guaranteeing payment of principal and interest on the bonds when due. As a result of such insurance, the Bonds in the Portfolio have received a rating of "Aaa" by Moody's Investors Services, Inc. ("MOODY'S"), "AAA" by Fitch IBCA, Inc. ("FITCH") and/or "AAA" by Standard & Poor's Ratings Service, a division of The McGraw-Hill Companies, Inc. ("STANDARD & POOR'S"). Please note that the insurance relates only to the Bonds in the Insured Portfolios and not to the Units or the market value of the Bonds or of the Units. (See "INSURANCE ON THE BONDS.")

TRADITIONAL PORTFOLIOS. Each Traditional Portfolio consists of a diversified portfolio of Bonds rated in the category of "A" or better by Standard & Poor's, Moody's or Fitch.

MINIMUM INVESTMENT--$5,000 or 50 Units, whichever is less.

REDEEMABLE UNITS. Units of a Portfolio are redeemable at the offices of the Trustee at prices based upon the bid prices of the Bonds. (See "REDEMPTION.")

DISTRIBUTIONS. Interest received by a Portfolio will be paid semi-annually, unless you elect to receive distributions monthly or quarterly. Distributions of funds in the principal account will ordinarily be made semi-annually. (See "DISTRIBUTIONS TO UNITHOLDERS.")

PUBLIC OFFERING PRICE. Public Offering Price of a Portfolio during the Initial Offering Period is based upon the offering prices of the Bonds in the Portfolio plus an upfront sales charge. The Public Offering Price during the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period also includes organization costs incurred in establishing a Portfolio. These costs will be deducted from the assets of the Portfolio as of the close of such period. For Units purchased in the secondary market, the Public Offering Price is based upon the bid prices of the Bonds in the Portfolio. Accrued interest on the Bonds in the Portfolio from the preceding Record Date to, but not including, the Settlement Date (normally three business days after purchase) is added to the Public Offering Price. (See "PUBLIC OFFERING PRICE and "ACCRUED INTEREST.")
                            ------------------------

    THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         TABLE OF CONTENTS                                             PAGE
                         NUVEEN TAX-FREE DEFINED PORTFOLIOS                            4
                         OBJECTIVES OF THE PORTFOLIOS                                  4
                         SUMMARY OF PORTFOLIOS                                         4
                         COMPOSITION OF PORTFOLIOS                                     6
                         INSURANCE ON THE BONDS                                        8
                         PUBLIC OFFERING PRICE                                         9
                         MARKET FOR UNITS                                              12
                         ACCRUED INTEREST                                              12
                         ESTIMATED LONG TERM RETURN AND ESTIMATED
                         CURRENT RETURN                                                13
                         EVALUATION OF BONDS AT THE DATE OF DEPOSIT                    13
                         TAX STATUS                                                    14
                         PORTFOLIO OPERATING EXPENSES                                  17
                         DISTRIBUTIONS TO UNITHOLDERS                                  18
                         ACCUMULATION PLAN                                             18
                         REPORTS TO UNITHOLDERS                                        19
                         UNIT VALUE AND EVALUATION                                     19
                         DISTRIBUTION OF UNITS TO THE PUBLIC                           19
                         OWNERSHIP AND TRANSFER OF UNITS                               21
                         REDEMPTION                                                    21
                         HOW UNITS MAY BE PURCHASED BY THE SPONSOR                     22
                         HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS                  23
                         INFORMATION ABOUT THE TRUSTEE                                 23
                         INFORMATION ABOUT THE SPONSOR                                 24
                         DESCRIPTION OF RATINGS                                        24
                         OTHER INFORMATION                                             26

[NUVEEN LOGO]

                         TOPICAL INDEX                                                    PAGE
                         Accrued Interest                                                 12
                         Accumulation Plan                                                19
                         Bond Ratings, Description of                                     24
                         Bonds, Initial Determination of Offering Price                   14
                         Bonds, How Selected                                              4
                         Bonds, Limited Right of Substitution                             7
                         Bonds, Removal from a Portfolio                                  23
                         Call Provisions of Portfolio Bonds                               7
                         Capital Gains Taxability                                         14
                         Composition of Portfolios                                        6
                         Dealer Discounts                                                 20
                         Distributions to Unitholders                                     18
                         Distribution Payment Dates                                       Part A,18
                         Distribution of Units to the Public                              20
                         Essential Information Regarding the Portfolios                   Part A
                         Estimated Long Term Return and Estimated Current Return          Part A,13
                         Evaluation                                                       19
                         Expenses for Normal Portfolio Operation                          17
                         Indenture, Amendment of                                          26
                         Indenture, Termination of                                        27
                         Insurance on the Bonds                                           8
                         Interest Account Distributions                                   Part A,18
                         Legal Opinion                                                    27
                         Limitations on Liabilities of Sponsor and Trustee                24
                         Market for Units                                                 12
                         Minimum Transaction                                              20
                         Objectives of the Portfolios                                     4
                         Optional Distribution Plan                                       18
                         Other Information                                                26
                         Ownership and Transfer of Units                                  21
                         Principal Account Distributions                                  18
                         Public Offering Price of Units                                   9
                         Purchase of Units by Sponsor                                     23
                         Quantity Purchases                                               10
                         Record Dates                                                     Part A,18
                         Redemption of Units Without Charge                               22
                         Report of Independent Public Accountants                         Part A
                         Reports to Unitholders                                           19
                         Risk Factors                                                     Part A
                         Sales Charge                                                     10
                         Schedules of Investments                                         Part A
                         Sponsor, Information About                                       24
                         State Tax Status                                                 Part A
                         Statements of Condition                                          Part A
                         Successor Trustees and Sponsors                                  24
                         Supplemental Information                                         27
                         Tax Status of Unitholders                                        14
                         Trustee, Information About                                       23
                         Units, Description of                                            4

NUVEEN TAX-FREE DEFINED PORTFOLIOS

    This Nuveen Tax-Free Defined Portfolio is one of a series of separate but similar investment companies created by Nuveen Investments, each of which is designated by a different Series number. The underlying unit investment trusts contained in this Series are combined under one Trust Indenture and Agreement. Specific information regarding the Portfolios is set forth in Part A of this Prospectus. The various Nuveen Tax-Free Defined Portfolios are collectively referred to herein as the "Portfolios"; the Portfolios in which some or none of the Bonds are insured are sometimes referred to as the "Traditional Portfolios," the Portfolios in which all of the Bonds are insured as described herein are sometimes referred to as the "Insured Portfolios," and the state Portfolios (both Traditional and Insured) are sometimes referred to as the "State Portfolios." This Series was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement dated the Date of Deposit (the "Indenture") between Nuveen Investments ("Nuveen" or the "Sponsor") and The Chase Manhattan Bank.

    Sponsor has deposited with the Trustee delivery statements relating to contracts for the purchase of municipal debt obligations together with funds represented by an irrevocable letter of credit issued by a major commercial bank in the amount, including accrued interest, required for their purchase (or the obligations themselves) (the "Bonds"). See "Schedule of Investments" in Part A of this Prospectus, for a description of the Bonds deposited in a Portfolio. Some of the delivery statements may relate to contracts for the purchase of "when issued" or other Bonds with delivery dates after the date of settlement for a purchase made on the Date of Deposit. See the "Schedule of Investments" in Part A of this Prospectus and "COMPOSITION OF PORTFOLIOS." For a discussion of the Sponsor's obligations in the event of a failure of any contract for the purchase of any of the Bonds and its limited right to substitute other bonds to replace any failed contract, see "COMPOSITION OF PORTFOLIOS."

    Payment of interest on the Bonds in each Insured Portfolio, and of principal at maturity, is guaranteed under policies of insurance obtained by the Sponsor, certain third parties or by the issuers of the Bonds. (See "INSURANCE ON THE BONDS.") AS A GENERAL MATTER, NEITHER THE ISSUER NOR THE SPONSOR HAS OBTAINED INSURANCE WITH RESPECT TO MANY OF THE BONDS IN ANY TRADITIONAL PORTFOLIO.

    The Trustee has delivered to the Sponsor registered Units which represent ownership of the entire Portfolio, and which are offered for sale by this Prospectus. Each Unit of a Portfolio represents a fractional undivided interest in the principal and net income of such Portfolio. Units may only be sold in states in which they are registered. To the extent that any Units of any Portfolio are redeemed by the Trustee, the aggregate value of the Portfolio's assets will decrease by the amount paid to the redeeming Unitholder, but the fractional undivided interest of each unredeemed Unit in such Portfolio will increase proportionately. The Sponsor will initially, and from time to time thereafter, hold Units in connection with their offering.

OBJECTIVES OF THE PORTFOLIOS

    The objectives of the Portfolios are income exempt from Federal income tax and, in the case of State Portfolios, where applicable, state income and intangibles taxes, and conservation of capital, through an investment in obligations issued by or on behalf of states and territories of the United States and authorities and political subdivisions thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from Federal income tax under existing law and for State Portfolios, from certain state income taxes and intangibles taxes, if any, for purchasers who qualify as residents of that State in which Bonds are issued. Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Portfolio has been obtained and as a result of such insurance the Bonds in the Insured Portfolios are rated "AAA" by Standard & Poor's, "Aaa" by Moody's and/or "AAA" by Fitch. (See "INSURANCE ON THE BONDS.") All obligations in each Traditional Portfolio are rated in the category "A" or better (SP-1, MIG 2 or F2 or better, respectively, in the case of short term obligations included in a Short Term Traditional Portfolio) by Standard & Poor's, Moody's and/or Fitch (including provisional or conditional ratings). In addition, certain Bonds in certain Traditional Portfolios may be covered by insurance guaranteeing the timely payment, when due, of all principal and interest. There is, of course, no guarantee that the Portfolios' objectives will be achieved. For a comparison of net after-tax returns for various tax brackets, see the "TAXABLE EQUIVALENT ESTIMATED CURRENT RETURN TABLES" included in the Appendices to the Information Supplement of this Prospectus.

SUMMARY OF PORTFOLIOS

    In selecting Bonds for the respective Portfolio, the following factors, among others, were considered: (i) the Standard & Poor's, Moody's and/or Fitch ratings of the Bonds, (ii) the prices of the Bonds relative to other bonds of comparable quality and maturity, (iii) the diversification of Bonds as to purpose of issue and location of issuer, (iv) the maturity dates of the Bonds, and (v) in the case of the Insured Portfolios only, the availability of insurance on such Bonds. (See "INSURANCE ON THE BONDS.")

Each Portfolio consists of municipal bonds. As set forth in Part A of this Prospectus, the Portfolios may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs briefly discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in a Portfolio to make payments of principal and interest or the ratings of such Bonds. For economic risks specific to the individual Portfolios, see Part A of this Prospectus and the Appendices to the Information Supplement of this Prospectus.

    ESCROW SECURED OBLIGATIONS are typically secured by direct obligations of the U.S. Government or in some cases obligations guaranteed by the U.S. Government placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

    HEALTH CARE FACILITY OBLIGATIONS are obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels of the facility, demand for services, wages of employees, overhead expenses, competition from other similar providers, government regulation, the cost of malpractice insurance, and the degree of governmental financial assistance, including Medicare and Medicaid.

    HOUSING OBLIGATIONS are obligations of issuers whose revenues are primarily derived from mortgage loans on single family residences or housing projects for low to moderate income families. Housing obligations are generally prepayable at any time and therefore their average life will ordinarily be less than their stated maturities. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including occupancy levels, rental income, mortgage default rates, taxes, operating expenses, governmental regulations and the appropriation of subsidies.

    INDUSTRIAL REVENUE OBLIGATIONS are industrial revenue bonds ("IRBs"), including pollution control revenue bonds, which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. Debt service payment on IRBs is dependent upon various factors, including the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor, revenues generated from the project, expenses associated with the project and regulatory and environmental restrictions.

    UTILITY OBLIGATIONS are obligations of issuers whose revenues are primarily derived from the sale of several types of energy, including electric and natural gas. The ability of such issuers to make debt service payments on these obligations is dependent on various factors, including the rates for electricity and natural gas, the demand for electricity and natural gas, the degree of competition, governmental regulation, overhead expenses and variable costs, such as fuel.

    TRANSPORTATION FACILITY REVENUE OBLIGATIONS are obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The ability of issuers to make debt service payments on airport obligations is dependent on the capability of airlines to meet their obligations under use agreements. Due to increased competition, deregulation, increased fuel costs and other factors, many airlines may have difficulty meeting their obligations under these use agreements. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. The revenue of issuers of transit system obligations will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, competition from other forms of transportation, and increased costs. Port authorities derive their revenues primarily from fees imposed on ships using the facilities which may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks. The revenues of issuers which derive their payments from bridge, road or tunnel toll revenues could be adversely affected by increases in fuel costs, competition from toll-free vehicular bridges and roads and alternative modes of transportation.

    WATER AND/OR SEWERAGE OBLIGATIONS are obligations of issuers whose revenues are payable from user fees from the sale of water and/or sewerage services. The problems of such issuers include the ability to obtain rate increases, population declines, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulties obtaining new supplies of fresh water, the effect of conservation programs and "no-growth" zoning ordinances.

    UNIVERSITY AND COLLEGE REVENUE OBLIGATIONS are obligations of issuers whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems faced by such issuers include declines in the number of "college" age individuals, possible inability to raise tuitions and fees, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

    DEDICATED-TAX SUPPORTED OBLIGATIONS are obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

    MUNICIPAL LEASE OBLIGATIONS are obligations that are secured by lease payments of a governmental entity and are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

    MARKET DISCOUNTS OR PREMIUMS. Certain of the Bonds may have been deposited at a market discount or premium principally because their interest rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to a Portfolio. Market premium or discount attributable to interest rate changes does not indicate market confidence or lack of confidence in the issue.

    ORIGINAL ISSUE DISCOUNT OBLIGATIONS AND STRIPPED OBLIGATIONS are bonds which were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

    Certain of the original issue discount obligations in a Portfolio may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. Zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

    Original issue discount obligations, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions, an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedule of Investments" appearing in Part A of this Prospectus for more information about the call provisions of portfolio Bonds.

    Certain of the Bonds in a Portfolio may be stripped obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation ("Stripped Obligations"). Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

    Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount obligations or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

COMPOSITION OF PORTFOLIOS

    Each Portfolio initially consists of delivery statements relating to contracts to purchase Bonds (or of such Bonds) as are listed under "Schedule of Investments" in Part A of this Prospectus and, thereafter, of such Bonds as may continue to be held from time to time (including certain securities deposited in the Portfolio in substitution for Bonds not delivered to a

Portfolio or in exchange or substitution for Bonds upon certain refundings), together with accrued and undistributed interest thereon and undistributed cash realized from the disposition of Bonds.

    "WHEN-ISSUED" AND "DELAYED DELIVERY" TRANSACTIONS. The contracts to purchase Bonds delivered to the Trustee represent an obligation by issuers or dealers to deliver Bonds to the Sponsor for deposit in the Portfolios. Certain of the contracts relate to Bonds which have not been issued as of the Date of Deposit and which are commonly referred to as "when issued" or "when, as and if issued" Bonds. Although the Sponsor believes it unlikely, if such Bonds, or replacement bonds described below, are not acquired by a Portfolio or if their delivery is delayed, the Estimated Current Returns and Estimated Long Term Returns shown in Part A of this Prospectus may be reduced. Certain of the contracts for the purchase of Bonds provide for delivery dates after the date of settlement for purchases made on the Date of Deposit. Interest on such "when issued" and "delayed delivery" Bonds accrues to the benefit of Unitholders commencing with the first settlement date for the Units. However, in the opinion of counsel, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee must reduce the tax basis of their Units for interest accruing on such Bonds during the interval between their purchase of Units and the delivery of the Bonds because such amounts constitute a return of principal. As a result of such adjustment, the Estimated Current Returns set forth in Part A of the Prospectus (which are based on the Public Offering Price as of the business day prior to the Date of Deposit) may be slightly lower than that which Unitholders will receive after the first year, assuming the Portfolio does not change and estimated annual expense does not vary from that set forth in Part A of the Prospectus. Those Bonds in each Portfolio purchased with delivery dates after the date of settlement for purchases made on the Date of Deposit are so noted in the "Schedule of Investments" in Part A of this Prospectus.

    LIMITED REPLACEMENT OF CERTAIN BONDS. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Portfolio under a contract, including those Bonds purchased on a when, as and if issued basis ("Failed Bonds"), the Sponsor is authorized under the Indenture to direct the Trustee to acquire other specified Bonds ("Replacement Bonds") to make up the original corpus of the Portfolio within 20 days after delivery of notice of the failed contract and the cost to the Portfolio (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds must satisfy the criteria previously described for the Portfolios and shall be substantially identical to the Failed Bonds they replace in terms of (i) the exemption from federal and state taxation; (ii) maturity and; (iii) cost to the Portfolio. In addition, Replacement Bonds shall not be "when, as and if issued" Bonds. Whenever a Replacement Bond has been acquired for a Portfolio, the Trustee shall, within five days after the delivery thereof, mail or deliver a notice of such acquisition to all Unitholders of the Portfolio involved. Once the original corpus of the Portfolio is acquired, the Trustee will have no power to vary the investment of the Portfolio.

    To the extent Replacement Bonds are not acquired, the Sponsor shall refund to all Unitholders of the Portfolio involved the sales charge attributable to such Failed Bonds not replaced, and the principal and accrued interest attributable to such Bonds shall be distributed not more than 30 days after the determination of such failure or at such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. Any such accrued interest paid to Unitholders will be paid by the Sponsor and, accordingly, will not be treated as tax-exempt income. In the event Failed Bonds in a Portfolio could not be replaced, the Net Annual Interest Income per Unit for such Portfolio would be reduced and the Estimated Current Return thereon might be lowered.

    SALE, MATURITY AND REDEMPTION OF BONDS. Certain of the Bonds may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms. The proceeds from such events will be used to pay for Units redeemed or distributed to Unitholders and not reinvested; accordingly, no assurance can be given that a Portfolio will retain for any length of time its present size and composition.

    All of the Bonds in each Portfolio are subject to being called or redeemed in whole or in part prior to their stated maturities pursuant to the optional redemption provisions described in the "Schedule of Investments" in Part A of this Prospectus and in most cases pursuant to a sinking fund or special or extraordinary redemption provisions. See the discussion of the various types of bond issues, above, for information on the call provisions of such bonds, particularly single family mortgage revenue bonds. Certain Bonds may carry a "mandatory put" (also referred to as a "mandatory tender" or "mandatory repurchase") feature pursuant to which the holder of such Bonds will receive payment of the full principal amount thereof on a stated date prior to the maturity date unless such holder affirmatively acts to retain the Bond. The Trustee does not have the authority to act to retain Bonds with such features; accordingly, it will receive payment of the full principal amount of any such Bonds on the stated put date and such date is therefore treated as the maturity date of such Bonds in selecting Bonds for the respective Portfolios and for purposes of calculating the average maturity of the Bonds in any Portfolio.

    The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Portfolio involved. The exercise of redemption or call provisions is more likely to occur in situations where the Bonds have an offering side evaluation which represents a premium over par (as opposed to a discount from par). (In the case of original issue discount bonds, such redemption is generally to be made at the issue price plus the amount of original issue discount accreted to the date of redemption; such price is referred to herein as "accreted value.") Because Bonds may have been valued at prices above or below par value or the then current accreted value at the time Units were purchased, Unitholders may realize gain or loss upon the redemption of portfolio Bonds. (See "TAX STATUS" and "DISTRIBUTIONS TO UNITHOLDERS" and the "Schedule of Investments" in Part A of this Prospectus.)

    LEGISLATION. At any time after the Initial Date of Deposit, legislation may be enacted, with respect to the Bonds in a Portfolio or the issuers of the Bonds. Changing approaches to regulation, particularly with respect to the environment, may have a negative impact on certain companies represented in a Portfolio. There can be no assurance that future legislation, regulation or deregulation will not have a material adverse effect on a Portfolio or will not impair the ability of the issuers of the Bonds to meet their obligations.

    CERTAIN TAX MATTERS; LITIGATION. Certain of the Bonds in a Portfolio may be subject to continuing requirements regarding the actual use of bond proceeds, the manner of operation of the project financed from bond proceeds or the rebate of excess earnings on bond proceeds, any of which may affect the exemption of interest on such Bonds from Federal income taxation. Although at the time of issuance of each of the Bonds in each Portfolio an opinion of bond counsel was rendered as to the exemption of interest on such obligations from Federal income taxation, and the issuers covenanted to comply with all requirements necessary to retain the tax-exempt status of the Bonds, there can be no assurance that the respective issuers or other obligors on such obligations will fulfill the various continuing requirements established upon issuance of the Bonds. A failure to comply with such requirements may cause a determination that interest on such obligations is subject to Federal income taxation, perhaps even retroactively from the date of issuance of such Bonds, thereby reducing the value of the Bonds and subjecting Unitholders to unanticipated tax liabilities.

    To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect on any of the Portfolios. It is possible that after the Date of Deposit, litigation may be initiated with respect to Bonds in any Portfolio. Any such litigation may affect the validity of such Bonds or the tax-exempt nature of the interest thereon, but while the outcome of litigation of such nature can never be entirely predicted, the opinions of bond counsel to the issuer of each Bond on the date of issuance state that such Bonds were validly issued and that the interest thereon is, to the extent indicated, exempt from Federal income tax.

INSURANCE ON THE BONDS

    The bonds in the Insured Portfolios are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from Ambac, FGIC, FSA or MBIA (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," "AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers. See "INSURANCE ON THE BONDS" and the Information Supplement for more complete descriptions. The Information Supplement may be requested from the Trustee.

    AMBAC ASSURANCE CORPORATION. Ambac is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in all 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico. Ambac is a wholly owned subsidiary of Ambac Financial Group, Inc., a 100% publicly-held company.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico. FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. FSA participates in strategic partnerships with XL Capital Ltd. and The Tokio Marine and Fire Insurance Company Limited.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company. MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain.

    Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Portfolio may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Portfolio as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/or "AAA" by Standard & Poor's in recognition of such insurance.

    If a Bond in a Traditional Portfolio is insured, the "Schedule of Investments" appearing in Part A of this Prospectus will identify the insurer. There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each insurer "AAA," "AAA" or "Aaa," respectively.

    Insurance companies are subject to extensive regulation and supervision where they do business by state insurance commissioners who regulate the standards of solvency which must be maintained, the nature of and limitations on investments, reports of financial condition, and requirements regarding reserves for unearned premiums, losses and other matters. A significant portion of the assets of insurance companies is required by law to be held in reserve against potential claims on policies and is not available to general creditors. Although the federal government does not regulate the business of insurance, federal initiatives including pension regulation, controls on medical care costs, minimum standards for no-fault automobile insurance, national health insurance, tax law changes affecting life insurance companies and repeal of the antitrust exemption for the insurance business can significantly impact the insurance business.

    The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds. See the Information Supplement for further information concerning insurance.

    Because the insurance on the Bonds, if any, will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Insured Portfolios. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

PUBLIC OFFERING PRICE

    The Public Offering Price of the Units of each Portfolio is equal to the Trustee's determination of the aggregate OFFERING prices of the Bonds deposited therein (minus any advancement to the principal account of the Portfolio made by the Trustee) plus a sales charge set forth in Part A of this Prospectus, in each case adding to the total thereof cash held by the Portfolio (minus accrued expenses and any advances to the Portfolio made by the Trustee), if any, and dividing the sum so obtained by the number of Units outstanding in the Portfolio. See "UNIT VALUE AND EVALUATION."In addition, a portion of the Public Offering Price during the initial offering period also consists of cash and/or Bonds in an amount sufficient to pay for all or a portion of the costs incurred in establishing a Portfolio, including costs for preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of each Portfolio, the initial evaluation, legal fees, the initial fees and expenses of the Trustee and any non-material out-of-pocket expenses.

    If Bonds are purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Portfolio's organization costs, such Bonds will be purchased in the same proportionate relationship as all the Bonds contained in the Portfolio. These Bonds will be sold to reimburse the Sponsor for the Portfolio's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a shorter time period than the life of the Portfolio). Also, any cash reserved for these purposes will be paid to the Sponsor at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Bonds. To the extent the proceeds from the sale of these Bonds and any cash reserved are insufficient to repay the Sponsor for the Portfolio organization costs, the Trustee will sell additional Bonds to allow the Portfolio to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Bonds sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount per Unit set forth for the Portfolio in Part A of the Prospectus, this will result in a greater effective cost per Unit to Unitholders for the reimbursement to the Sponsor. See "UNIT VALUE AND EVALUATION."

    The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least $50,000 or 500 Units and will be applied on whichever basis is more favorable to the purchaser. For purposes of calculating the applicable sales charge, purchasers who have indicated their intent to purchase a specified amount of Units of any Portfolio in the primary or secondary offering period by executing and delivering a letter of intent to the Sponsor, which letter of intent must be in a form acceptable to the Sponsor and shall have a maximum duration of thirteen months, will be eligible to receive a reduced sales charge according to the following tables based on the amount of intended aggregate purchases as expressed in the letter of intent. Due to administrative limitations and in order to permit adequate tracking, the only secondary market purchases that will be permitted to be applied toward the intended specified amount and that will receive the corresponding reduced sales charge are those Units that are acquired through or from the Sponsor. By establishing a letter of intent, a Unitholder agrees that the first purchase of Units following the execution of such letter of intent will be at least 5% of the total amount of the intended aggregate purchases expressed in such Unitholder's letter of intent. Further, through the establishment of the letter of intent, such Unitholder agrees that Units representing 5% of the total amount of the intended purchases will be held in escrow by the Trustee pending completion of these purchases. All distributions on Units held in escrow will be credited to such Unitholder's account. If total purchases prior to the expiration of the letter of intent period equal or exceed the amount specified in a Unitholder's letter of intent, the Units held in escrow will be transferred to such Unitholder's account. A Unitholder who purchases Units during the letter of intent period in excess of the number of Units specified in a Unitholder's letter of intent, the amount of which would cause the Unitholder to be eligible to receive an additional sales charge reduction, will be allowed such additional sales charge reduction on the purchase of Units which caused the Unitholder to reach such new breakpoint level and on all additional purchases of Units during the letter of intent period. If the total purchases are less than the amount specified, the Unitholder involved must pay the Sponsor an amount equal to the difference between the amounts paid for these purchases and the amounts which would have been paid if the higher sales charge had been applied; the Unitholder will, however, be entitled to any reduced sales charge qualified for by reaching any lower breakpoint level. If such Unitholder does not pay the additional amount within 20 days after written request by the Sponsor or the Unitholder's securities representative, the Sponsor will instruct the Trustee to redeem an appropriate number of the escrowed Units to meet the required payment. By establishing a letter of intent, a Unitholder irrevocably appoints the Sponsor as attorney to give instructions to redeem any or all of such Unitholder's escrowed Units, with full power of substitution in the premises. A Unitholder or his securities representative must notify the Sponsor whenever such Unitholder makes a purchase of Units that he wishes to be counted towards the intended amount. Sales charges during the primary offering period are provided in Part A of this Prospectus.

    For "secondary market" sales the Public Offering Price per Unit of each Portfolio is determined by adding to the BID price of each Bond in the Portfolio a sales charge determined in accordance with the table set forth below based upon the number of years remaining to the maturity of each such Bond. See "UNIT VALUE AND EVALUATION." The effect of this method of sales charge calculation will be that different sales charge rates will be applied to the various Bonds in a Portfolio based upon the maturities of such Bonds. As shown, the sales charge on Bonds in each maturity range (and therefore the aggregate sales charge on the purchase) is reduced with respect to purchases of at least $50,000 or 500
Units:

                                                                      AMOUNT OF PURCHASE*
                               --------------------------------------------------------------------------------------------------
                                           $50,000     $100,000    $250,000    $500,000    $1,000,000                     WRAP
                                UNDER         TO          TO          TO          TO           TO        $2,500,000     ACCOUNT
YEARS TO MATURITY              $50,000     $99,999     $249,999    $499,999    $999,999    $2,499,999     OR MORE      PURCHASERS
-----------------              --------    --------    --------    --------    --------    ----------    ----------    ----------
Less than 1..................       0           0           0           0           0            0             0             0
1 but less than 2............   1.523%      1.446%      1.369%      1.317%      1.215%       1.061%         .900%        0.523%
2 but less than 3............   2.041       1.937       1.833       1.729       1.626        1.420         1.225         0.741
3 but less than 4............   2.564       2.433       2.302       2.175       2.041        1.781         1.546         0.964
4 but less than 5............   3.093       2.961       2.828       2.617       2.459        2.175         1.883         1.093
5 but less than 7............   3.627       3.433       3.239       3.093       2.881        2.460         2.165         1.327
7 but less than 10...........   4.167       3.951       3.734       3.520       3.239        2.828         2.489         1.567
10 but less than 13..........   4.712       4.467       4.221       4.004       3.788        3.253         2.842         1.712
13 but less than 16..........   5.263       4.988       4.712       4.439       4.167        3.627         3.169         2.013
16 or more...................   5.820       5.542       5.263       4.987       4.603        4.004         3.500         2.320

 *Breakpoint sales charges are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

        The secondary market sales charges above are expressed as a percent of the net amount invested; expressed as a percent of the Public Offering Price, the maximum sales charge on a Portfolio, for instance one consisting entirely of Bonds with 16 years or more to maturity, would be 5.50% (5.820% of the net amount invested). The actual secondary market sales charge included in the Public Offering Price of any particular Portfolio will depend on the maturities of the Bonds in the Portfolio.

    Pursuant to the terms of the Indenture, the Trustee may terminate a Portfolio if the net asset value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of the Portfolio.

    At all times while Units are being offered for sale, the Sponsor will appraise or cause to be appraised daily the value of the underlying Bonds in each Trust as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the New York Stock Exchange (the "Exchange") is scheduled in advance to close at such earlier time and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received by a dealer or the Sponsor at or prior to 4:00 p.m. eastern time on each such day or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. Orders received after that time, or on a day when the Exchange is closed for a scheduled holiday or weekend, will be held until the next determination of price.

    Accrued interest from the preceding Record Date to, but not including, the settlement date of the transaction (three business days after purchase) will be added to the Public Offering Price to determine the purchase price of Units. (See "ACCRUED INTEREST".)

    The graduated sales charges set forth above will apply on all applicable purchases of Nuveen investment company securities on any one day by the same purchaser in the amounts stated, and for this purpose purchases of this Series will be aggregated with concurrent purchases of any other Series or of shares of any open-end management investment company of which the Sponsor is principal underwriter and with respect to the purchase of which a sales charge is imposed. Purchases by or for the account of individuals and their spouses, parents, children, grandchildren, grandparents, parents-in-law, sons- and daughters-in-law, siblings, a sibling's spouse and a spouse's siblings ("immediate family members") will be aggregated to determine the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

    Units may be purchased in the primary market with the applicable reduced sales charge provided for "Wrap Account Purchasers" under "HOW TO BUY AND SELL UNITS" in Part A of the Prospectus by: (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory services, brokerage services, investment services or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who, for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors, (4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates, (5) officers or directors and bona fide, full-time employees of Nuveen, Nuveen Advisory Corp., Nuveen Institutional Advisory Corp., Rittenhouse Financial Services, Inc., and The John Nuveen Company, including in each case these individuals and their spouses, children, parents and spouses' parents, however, purchases by parents and adult children who are not members of the household of the officers, directors or full-time employees described above, must be made through a registered broker-dealer, and (6) any person who for at least 90 days, has been an officer, director or bona fide employee of any vendor who provides services to the Sponsor and who purchases Units through a registered broker-dealer (collectively, the "Discounted Purchases"). In addition, if such investors purchase Units through Discounted Purchases in the secondary market, they are entitled to the reduced sales charges provided in the table above for "Wrap Account Purchasers." Notwithstanding anything to the contrary in this Prospectus, investors who purchase Units as described in this paragraph will not receive sales charge reductions for quantity purchases.

    The initial or primary Public Offering Price of the Units in each Portfolio is based upon a pro rata share of the OFFERING prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The secondary market Public Offering Price of each Portfolio is based upon a pro rata share of the BID prices per Unit of the Bonds in such Portfolio plus the applicable sales charge. The OFFERING prices of Bonds in a Portfolio may be expected to average between 1/2% to 2% more than the BID prices of such Bonds. The difference between the bid side evaluation and the offering side evaluation of the Bonds in each Portfolio on the business day prior to the Date of Deposit is shown in the discussion of each Portfolio.

    Whether or not Units are being offered for sale, the Trustee will determine the aggregate value of each Portfolio as of 4:00 p.m. eastern time: (i) on each June 30 or December 31 (or, if such date is not a business day, the last business day prior thereto), (ii) on any day on which a Unit is tendered for redemption (or the next succeeding business day if the date of tender is a non-business day) and (iii) at such other times as may be necessary. For this purpose, a "business day" shall be any day on which the Exchange is normally open. (See "UNIT VALUE AND EVALUATION.")

MARKET FOR UNITS

    During the initial public offering period, the Sponsor intends to offer to purchase Units of each Portfolio at a price equivalent to the pro rata share per Unit of the OFFERING prices of the Bonds in such Portfolio (plus accrued interest). Afterward, although it is not obligated to do so, the Sponsor intends to maintain a secondary market for Units of each Portfolio at its own expense and to continuously offer to purchase Units of each Portfolio at prices, subject to change at any time, which are based upon the BID prices of Bonds in the respective Portfolios. During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the price at which the Sponsor expects to repurchase Units (the "SPONSOR'S REPURCHASE PRICE") includes estimated organization costs per Unit. After such period, the Sponsor's Repurchase Price will not include such estimated organization costs. See Part A of the Prospectus. UNITHOLDERS WHO WISH TO DISPOSE OF THEIR UNITS SHOULD INQUIRE OF THE TRUSTEE OR THEIR BROKER AS TO THE CURRENT REDEMPTION PRICE. (See "REDEMPTION.") In connection with its secondary market-making activities, the Sponsor may from time to time enter into secondary market joint account agreements with other brokers and dealers. Pursuant to such an agreement, the Sponsor will purchase Units from the broker or dealer at the bid price and will place the Units into a joint account managed by the Sponsor; sales from the account will be made in accordance with the then current prospectus and the Sponsor and the broker or dealer will share profits and losses in the joint account in accordance with the terms of their joint account agreement.

    In maintaining a market for the Units, the Sponsor will realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold or redeemed. The secondary market Public Offering Price of Units may be greater or less than the cost of such Units to the Sponsor.

    Certificates, if any, for Units are delivered to the purchaser as promptly after the date of settlement (three business days after purchase) as the Trustee can complete the mechanics of registration, normally within 48 hours after registration instructions are received. Purchasers of Units to whom Certificates are issued will be unable to exercise any right of redemption until they have received their Certificates, properly endorsed for transfer. (See "REDEMPTION.")

ACCRUED INTEREST

    Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds in each Portfolio is accounted for daily on an accrual basis. For this reason, the purchase price of Units of a Portfolio will include not only the Public Offering Price but also the proportionate share of accrued interest to the date of settlement. Accrued interest does not include accrual of original issue discount on zero coupon bonds, Stripped Obligations or other original issue discount bonds. Interest accrues to the benefit of Unitholders commencing with the settlement date of their purchase transaction.

    In an effort to reduce the amount of accrued interest that investors would have to pay in addition to the Public Offering Price, the Trustee has agreed to advance to each Portfolio the amount of accrued interest due on the Bonds as of the Date of Deposit (which has been designated the first Record Date for all plans of distribution). This accrued interest will be paid to the Sponsor as the holder of record of all Units on the Date of Deposit. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the Date of Deposit to, but not including, the date of settlement of the investor's purchase (three business days after purchase), less any distributions from the related Interest Account. The Trustee will recover its advancements (without interest or other cost to the Portfolios) from interest received on the Bonds deposited in each Portfolio.

    The Trustee has no cash for distribution to Unitholders until it receives interest payments on the Bonds in the Portfolios. Since municipal bond interest is accrued daily but paid only semi-annually, during the initial months of the Portfolios, the Interest Accounts, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. However, due to advances by the Trustee, the Trustee will provide a first distribution between approximately 30 and 60 days after the Date of Deposit. Assuming each Portfolio retains its original size and composition and expenses and fees remain the same, annual interest collected and distributed will approximate the estimated Net Annual Interest Income stated in Part A of the Prospectus. However, the amount of accrued interest at any point in time will be greater than the amount that the Trustee will have actually received and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is included in the purchase price and the redemption price of the Units.

    Interest is accounted for daily and a proportionate share of accrued and undistributed interest computed from the preceding Record Date is added to the daily valuation of each Unit of each Portfolio. (See Part A of the Prospectus and "DISTRIBUTIONS TO UNITHOLDERS.") As Bonds mature, or are redeemed or sold, the accrued interest applicable to such

Bonds is collected and subsequently distributed to Unitholders. Unitholders who sell or redeem all or a portion of their Units will be paid their proportionate share of the remaining accrued interest to, but not including, the third business day following the date of sale or tender.

ESTIMATED LONG TERM RETURN AND ESTIMATED CURRENT RETURN

    The Estimated Long Term Return for each Portfolio is a measure of the return to the investor expected to be earned over the estimated life of the Portfolio. The Estimated Long Term Return represents an average of the yields to maturity (or call) of the Bonds in the Portfolio calculated in accordance with accepted bond practice and adjusted to reflect expenses and sales charges. Under accepted bond practice, tax-exempt bonds are customarily offered to investors on a "yield price" basis, which involves computation of yield to maturity or to an earlier call date (whichever produces the lower yield), and which takes into account not only the interest payable on the bonds but also the amortization or accretion of any premium over, or discount from, the par (maturity) value inherent in the bond's purchase price. In the calculation of Estimated Long Term Return, the average yield for a Portfolio is derived by weighting each Bond's yield by the market value of the Bond and by the amount of time remaining to the date to which the Bond is priced. This weighted average yield is then adjusted to reflect estimated expenses, is compounded, and is reduced by a factor which represents the amortization of the sales charge over the expected average life of a Portfolio. The Estimated Long Term Return calculation does not take into account the effect of a first distribution which may be less than a regular distribution or may be paid at some point after 30 days (or a second distribution which may be less than a normal distribution for Unitholders who choose quarterly or semi-annual plans of distribution), and it also does not take into account the difference in timing of payments to Unitholders who choose quarterly or semi-annual plans of distribution, each of which will reduce the return.

    Estimated Current Return is computed by dividing the Net Annual Interest Income per Unit by the Public Offering Price. In contrast to Estimated Long Term Return, Estimated Current Return does not reflect the amortization of premium or accretion of discount, if any, on the Bonds in a Portfolio. Net Annual Interest Income per Unit is calculated by dividing the annual interest income to a Portfolio, less estimated expenses, by the number of Units outstanding.

    Net Annual Interest Income per Unit, used to calculate Estimated Current Return, will vary with changes in fees and expenses of the Trustee and the Evaluator and with the redemption, maturity, exchange or sale of Bonds. A Unitholder's actual return may vary significantly from the Estimated Long-Term Return, based on their holding period, market interest rate changes, other factors affecting the prices of individual bonds in the Portfolio, and differences between the expected remaining life of Portfolio bonds and the actual length of time that they remain in a Portfolio; such actual holding periods may be reduced by termination of a Portfolio, as described in "OTHER INFORMATION." Since both the Estimated Current Return and the Estimated Long Term Return quoted in Part A of the Prospectus are based on the market value of the underlying Bonds on the business day prior to the Date of Deposit, subsequent calculations of these performance measures will reflect the then current market value of the underlying Bonds and may be higher or lower. The Sponsor will provide estimated cash flow information relating to a Portfolio without charge to each potential investor in a Portfolio who receives this prospectus and makes an oral or written request to the Sponsor for such information.

    A portion of the monies received by a Portfolio may be treated, in the first year only, as a return of principal due to the inclusion in the Portfolio of "when-issued" or other Bonds having delivery dates after the date of settlement for purchases made on the Date of Deposit. A consequence of this treatment is that in the computation of Estimated Current Return for the first year, such monies are excluded from Net Annual Interest Income and treated as an adjustment to the Public Offering Price. (See Part A of the Prospectus, "COMPOSITION OF PORTFOLIOS" and "TAX STATUS.")

    A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns and taxable-equivalent returns on a Portfolio and returns over specified periods on other similar Nuveen Portfolios with returns on taxable investments such as corporate or U.S. Government bonds, bank CD's and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Portfolio. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CD's and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Portfolios are described more fully elsewhere in the Prospectus.

EVALUATION OF BONDS AT THE DATE OF DEPOSIT

    The prices at which the Bonds deposited in the Portfolios would have been offered to the public on the business day prior to the Date of Deposit were determined by the Trustee on the basis of an evaluation of such Bonds prepared by Kenny S&P Evaluation Services, a division of J. J. Kenny Co., Inc. ("Kenny S&P"), a firm regularly engaged in the business of evaluating, quoting or appraising comparable bonds. With respect to Bonds in Insured Portfolios and insured Bonds in Traditional Portfolios, Kenny S&P evaluated the Bonds as so insured. (See "INSURANCE ON THE BONDS.")

    The amount by which the Trustee's determination of the OFFERING PRICES of the Bonds deposited in the Portfolios was greater or less than the cost of such Bonds to the Sponsor was PROFIT OR LOSS to the Sponsor exclusive of any underwriting profit. (See Part A of the Prospectus.) The Sponsor also may realize FURTHER PROFIT OR SUSTAIN FURTHER LOSS as a result of fluctuations in the Public Offering Price of the Units. Cash, if any, made available to the Sponsor prior to the settlement date for a purchase of Units, or prior to the acquisition of all Portfolio securities by a Portfolio, may be available for use in the Sponsor's business, and may be of benefit to the Sponsor.

TAX STATUS

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income were rendered by bond counsel to the respective issuing authorities. In addition, with respect to State Portfolios, where applicable, bond counsel to the issuing authorities rendered opinions as to the exemption of interest on such Bonds, when held by residents of the state in which the issuers of such Bonds are located, from state income taxes and certain state or local intangibles and local income taxes. For a discussion of the tax status of State Portfolios, see Part A of this Prospectus. Neither the Sponsor nor Chapman and Cutler has made any review of the Portfolios proceedings relating to the issuance of the Bonds or of the basis for the opinions rendered in connection therewith. If the interest on a Bond should be determined to be taxable, the Bond would generally have to be sold at a substantial discount. In addition, investors could be required to pay income tax on interest received prior to the date of which interest is determined to be taxable.

    Gain realized on the sale or redemption of the Bonds by the Trustee or of a Unit by a Unitholder is includable in gross income for Federal income tax purposes, and may be includable in gross income for state tax purposes. (Such gain does not include any amounts received in respect of accrued interest or accrued original issue discount, if any.) If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year.

    For purposes of the following opinions, it is assumed that each asset of the Portfolios is debt, the interest on which is excluded for Federal income tax purposes.

    In the opinion of Chapman and Cutler, Counsel with respect to the Portfolios, under existing law as of the date of this Prospectus:

    (1) the Portfolios are not associations taxable as corporations for Federal income tax purposes, and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986, as amended (the "Code") will retain its status for Federal income tax purposes when received by the Portfolios and when distributed to the Unitholders; however such interest may be taken into account in computing the alternative minimum tax and the additional tax on branches of foreign corporations. See "CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS", below;

    (2) each Unitholder of a Portfolio is considered to be the owner of a pro rata portion of each asset of such Portfolio under Subpart E, subchapter J of Chapter 1 of the Code and will have a taxable event when such Portfolio disposes of a Bond or when the Unitholder redeems or sells Units. If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all the assets of the Portfolio involved including his pro rata portion of all the Bonds represented by the Unit. The Taxpayer Relief Act of 1997 includes provisions that treat certain transactions designed to reduce or eliminate risk of loss and opportunities for gain (e.g., short sales, offsetting notional principal contracts, futures or forward contracts, or similar transactions) as constructive sales for purposes of recognition of gain (but not loss) and for purposes of determining the holding period. Unitholders should consult their own tax advisors with regard to any such constructive sales rules. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Portfolio, if any, on Bonds delivered after the date the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Portfolio acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment at maturity, redemption or otherwise), gain or loss is recognized to the Unitholder (subject to various non-recognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for accrued original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Portfolio assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost; Unitholders should consult their own tax advisors with regard to the calculation of basis; and

    (3) any amounts paid on defaulted Bonds held by the Trustee under policies of insurance issued with respect to such Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the insurer, will pay debt service on the Bonds.

    Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond. If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each tax year by the amount of the premium amortized in that tax year. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

    The "Revenue Reconciliation Act of 1993" (the "1993 Tax Act") subjects tax-exempt bonds to the market discount rules of the Code, effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory DE MINIMIS rule. Market discount can arise based on the price the Portfolio pays for the Bonds or the price a Unitholder pays for his or her Units. Under the 1993 Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Portfolio holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisors regarding these rules and their application.

    Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Portfolio is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Legislative proposals have been made that would extend the financial institution rules to certain other corporations including securities dealers and other financial intermediaries. Investors with questions regarding these issues should consult with their tax advisors.

    In the case of certain of the Bonds in the Portfolio, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludable from Federal gross income, although interest on such Bonds received by others would be excludable from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

    CERTAIN TAX MATTERS APPLICABLE TO CORPORATE UNITHOLDERS. In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing AMTI of a corporation (other than an S corporation, Regulated Investment Company, Real Estate Investment Trust, REMIC or FASIT) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust. Under current Code provisions, the Superfund Tax does not apply to tax years beginning on or after January 1, 1996. Legislative proposals have been introduced that would reinstate the Superfund Tax for taxable years beginning after December 31, 1997 and before January 1, 2009. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Portfolio. Unitholders should consult their tax advisors with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

    ALL STATEMENTS IN THE PROSPECTUS CONCERNING EXCLUSION FROM GROSS INCOME FOR FEDERAL, STATE OR OTHER TAX PURPOSES ARE THE OPINION OF COUNSEL AND ARE TO BE SO CONSTRUED.

    At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

    For taxpayers other than corporations, net capital gain (which is defined as net long-term capital gain over net short-term capital loss for the taxable year) realized from property (with certain exclusions) is subject to a maximum marginal stated tax rate of 20% (10% in the case of certain taxpayers in the lowest tax bracket). Capital gain or loss is long-term if the holding period for the asset is more than one year, and is short-term if the holding period for the asset is one year or less. The date on which a Unit is acquired (i.e., the "trade date") is excluded for purposes for determining the holding period of the Unit. Capital gains realized from assets held for one year or less are taxed at the same rates as ordinary income.

    In addition, please note that capital gains may be recharacterized as ordinary income in the case of certain financial transactions that are considered "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

    For purposes of computing the alternative minimum tax for individuals and corporations, interest on certain private activity bonds (which includes most industrial and housing revenue bonds) issued on or after August 8, 1996 is included as an item of tax preference. However, the assets of the Portfolio do not include any such private activity bonds issued on or after that date.

    In general, Section 86 of the Code, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

    In addition, under the 1993 Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

    Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from the Portfolios, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

    Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisers as to the applicability of any such collateral consequences.

    EXCEPT AS NOTED ABOVE AND IN PART A OF THIS PROSPECTUS, THE EXEMPTION OF INTEREST ON STATE AND LOCAL OBLIGATIONS FOR FEDERAL INCOME TAX PURPOSES DISCUSSED ABOVE DOES NOT NECESSARILY RESULT IN EXEMPTION UNDER THE INCOME OR OTHER TAX LAWS OF ANY STATE OR CITY. THE LAWS OF THE SEVERAL STATES VARY WITH RESPECT TO THE TAXATION OF SUCH OBLIGATIONS.

In the opinion of Carter, Ledyard & Milburn, counsel to the Trustee and special counsel for the Series for New York tax matters, under existing law:

        Under the income tax laws of the State and City of New York, each Unit Trust is not an association taxable as a corporation and the income of each Portfolio will be treated as the income of the Unitholders.

        For a summary of each opinion of special counsel to the respective State Portfolio for state tax matters, see Part A of this Prospectus.

PORTFOLIO OPERATING EXPENSES

    No annual advisory fee is charged to the Portfolios by the Sponsor. The Sponsor does, however, receive a fee as set forth in Part A of the Prospectus for regularly evaluating the Bonds and for maintaining surveillance over the portfolio (the "Sponsor's Evaluation Fee"). Estimated annual Portfolio expenses are as set forth in Part A of the Prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Portfolio.

    The Trustee receives for ordinary recurring services an annual fee for each plan of distribution for each Portfolio as set forth in in Part A of the Prospectus. Each annual fee is per $1,000 principal amount of the underlying Bonds in a Portfolio for that portion of the Portfolio that represents a particular plan of distribution, provided, however, that for services performed prior to the record date for the second distribution from the Interest Account, the Trustee's compensation shall be computed in respect of all Units outstanding at the rate specified for the monthly plan of distribution. The Trustee's compensation and the Sponsor's Evaluation Fee with respect to each Portfolio is computed on the basis of the largest principal amount of Bonds in the Portfolio at any time during the period with respect to which such compensation is being computed. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Portfolio to meet scheduled distributions). In addition, the Sponsor's Evaluation Fee and the Trustee's fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor's Consumer Price Index entitled "All Services Less Rent of Shelter" since the establishment of the Portfolios or if such index no longer exists, a comparable index. In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for a Portfolio, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Nuveen Investments is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year. The Trustee has the use of funds, if any, being held in the Interest and Principal Accounts of each Portfolio for future distributions, payment of expenses and redemptions. These Accounts are non-interest bearing to Unitholders. Pursuant to normal banking procedures, the Trustee benefits from the use of funds held therein. Part of the Trustee's compensation for its services to the Portfolios is expected to result from such use of these funds.

    Premiums for the policies of insurance obtained by the Sponsor or by the Bond issuers with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios have been paid in full prior to the deposit of the Bonds in the Portfolios, and the value of such insurance has been included in the evaluation of the Bonds in each Portfolio and accordingly in the Public Offering Price of Units of each Portfolio. There are no annual continuing premiums for such insurance.

    The following are additional expenses of the Portfolios and, when paid by or are owed to the Trustee, are secured by a lien on the assets of the Portfolio or Portfolios to which such expenses are allocable: (1) the expenses and costs of any action undertaken by the Trustee to protect the Portfolios and the rights and interests of the Unitholders; (2) all taxes and other governmental charges upon the Bonds or any part of the Portfolios (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated); (3) amounts payable to the Trustee as fees for ordinary recurring services and for extraordinary non-recurring services rendered pursuant to the Indenture, all disbursements and expenses including counsel fees (including fees of bond counsel which the Trustee may retain) sustained or incurred by the Trustee in connection therewith; and (4) any losses or liabilities accruing to the Trustee without negligence, bad faith or willful misconduct on its part. The Trustee is empowered to sell Bonds in order to pay these amounts if funds are not otherwise available in the applicable Interest and Principal Accounts.

    Except as provided in the Indenture, the Indenture generally requires each Portfolio to be audited on an annual basis at the expense of the Portfolio by independent public accountants selected by the Sponsor. The Trustee shall not be required, however, to cause such an audit to be performed if its cost to a Portfolio shall exceed $.05 per Unit on an annual basis. Unitholders of a Portfolio covered by an audit may obtain a copy of the audited financial statements upon request.

DISTRIBUTIONS TO UNITHOLDERS

    Interest received by the Trustee on the Bonds in each Portfolio, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, shall be credited to the "Interest Account" of such Portfolio and all other moneys received by the Trustee shall be credited to the "Principal Account" of such Portfolio.

    The pro rata share of cash in the Principal Account in each Portfolio will be computed as of each semi-annual Record Date and distributions to the Unitholders as of such Record Date will be made on or shortly after the fifteenth day of the month. Proceeds received from the disposition, including sale, call or maturity, of any of the Bonds and all amounts paid with respect to zero coupon bonds and Stripped Obligations will be held in the Principal Account and either used to pay for Units redeemed or distributed on the Distribution Date following the next semi-annual Record Date. The Trustee is not required to make a distribution from the Principal Account of any Portfolio unless the amount available for distribution in such account equals at least $0.10 per Unit.

    The pro rata share of the Interest Account in each Portfolio will be computed by the Trustee each month as of each Record Date and distributions will be made on or shortly after the fifteenth day of the month to Unitholders of such Portfolio as of the Record Date who are entitled to distributions at that time under the plan of distribution chosen. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the Distribution Date following the next Record Date under the applicable plan of distribution.

    Purchasers of Units who desire to receive interest distributions on a monthly or quarterly basis may elect to do so at the time of purchase during the initial public offering period. Those indicating no choice will be deemed to have chosen the semi-annual distribution plan. All Unitholders, however, who purchase Units during the initial public offering period and who hold them of record on the first Record Date will receive the first distribution of interest. Thereafter, Record Dates for monthly distributions will be the first day of each month; Record Dates for quarterly distributions will be the first day of February, May, August and November; and Record Dates for semi-annual distributions will be the first day of May and November. See Part A of the Prospectus for details of distributions per Unit of each Portfolio under the various plans based upon estimated Net Annual Interest Income at the Date of Deposit. The amount of the regular distributions will generally change when Bonds are redeemed, mature or are sold or when fees and expenses increase or decrease. For the purpose of minimizing fluctuations in the distributions from the Interest Account of a Portfolio, the Trustee is authorized to advance such amounts as may be necessary to provide for interest distributions of approximately equal amounts. The Trustee shall be reimbursed, without interest, for any such advances from funds in the Interest Account of such Portfolio. The Trustee's fee takes into account the costs attributable to the outlay of capital needed to make such advances.

    The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders desiring to change their plan of distribution may do so by sending a written notice requesting the change, together with any Certificate(s), to the Trustee. The notice and any Certificate(s) must be received by the Trustee not later than the semi-annual Record Date to be effective as of the semi-annual distribution following the subsequent semi-annual Record Date. Unitholders are requested to make any such changes within 45 days prior to the applicable Record Date. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.")

    As of the first day of each month the Trustee will deduct from the Interest Account of a Portfolio or, to the extent funds are not sufficient therein, from the Principal Account of a Portfolio, amounts needed for payment of expenses of such Portfolio. The Trustee also may withdraw from said accounts such amount, if any, as it deems necessary to establish a reserve for any governmental charges payable out of such Portfolio. Amounts so withdrawn shall not be considered a part of a Portfolio's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate account. In addition, the Trustee shall withdraw from the Interest Account and the Principal Account of a Portfolio such amounts as may be necessary to cover redemptions of Units of such Portfolio by the Trustee. Funds which are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal banking procedures.

ACCUMULATION PLAN

    The Sponsor is also the principal underwriter of several open-end mutual funds (the "Accumulation Funds") into which Unitholders may choose to reinvest Portfolio distributions. Unitholders may elect to reinvest principal distributions or interest and principal distributions automatically, without any sales charge. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Portfolios and may invest in securities which would not be eligible for deposit in the Portfolios. Further information concerning the Accumulation Plan and a list of Accumulation

Funds is set forth in the Information Supplement of this Prospectus, which may be obtained by contacting the Trustee at the phone number listed on the back cover of this Prospectus.

    Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. Such notice will be effected as of the next Record Date occuring at least ten days after the Trustee's receipt of the notice. There will be no charge or other penalty for such change of election or termination. The character of Portfolio distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

REPORTS TO UNITHOLDERS

    The Trustee shall furnish Unitholders of a Portfolio in connection with each distribution, a statement of the amount of interest, if any, and the amount of other receipts (received since the preceding distribution) being distributed, expressed in each case as a dollar amount representing the pro rata share of each Unit of a Portfolio outstanding and a year to date summary of all distributions paid on said Units. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person, who at any time during the calendar year was a registered Unitholder of a Portfolio, a statement with respect to such Portfolio (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of Bonds), and, except for any State Portfolio, the percentage of such interest by states in which the issuers of the Bonds are located, deductions for fees and expenses of such Portfolio, redemption of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchase of Replacement Bonds, the amount paid upon redemption of Units, deductions for payment of applicable taxes and fees and expenses of the Trustee, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Unit Value based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding. Each annual statement will reflect pertinent information in respect of all plans of distribution so that Unitholders may be informed regarding the results of other plans of distribution.

UNIT VALUE AND EVALUATION

    The value of each Portfolio is determined by the Trustee on the basis of (1) the cash on hand in the Portfolio or moneys in the process of being collected,
(2) the value of the Bonds in the Portfolio based on the BID prices of the Bonds and (3) interest accrued thereon not subject to collection, LESS (1) amounts representing taxes or governmental charges payable out of the Portfolio, (2) amounts representing unpaid organization costs, and (3) the accrued expenses of the Portfolio. The result of such computation is divided by the number of Units of such Portfolio outstanding as of the date thereof to determine the per Unit value ("Unit Value") of such Portfolio. The Sponsor may determine the value of the Bonds in each Portfolio (1) on the basis of current BID prices of the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by a Portfolio, (2) if bid prices are not available for any of the Bonds, on the basis of bid prices for comparable bonds, (3) by causing the value of the Bonds to be determined by others engaged in the practice of evaluating, quoting or appraising comparable bonds or (4) by any combination of the above. Although the Unit Value of each Portfolio is based on the BID prices of the Bonds, the Units are sold initially to the public in the primary market at the Public Offering Price based on the OFFERING prices of the Bonds.

    Because the insurance obtained by the Sponsor or by the issuers of Bonds with respect to the Bonds in the Insured Portfolios and with respect to insured Bonds in Traditional Portfolios is effective so long as such Bonds are outstanding, such insurance will be taken into account in determining the bid and offering prices of such Bonds and therefore some value attributable to such insurance will be included in the value of Units of Portfolios that include such Bonds.

DISTRIBUTION OF UNITS TO THE PUBLIC

    Nuveen, in addition to being the Sponsor, is the sole Underwriter of the Units. It is the intention of the Sponsor to qualify Units of National, Long Intermediate, Intermediate, Short Intermediate and Short Term Portfolios for sale under the laws of substantially all of the states of the United States of America, and Units of State Portfolios only in the state for which the Portfolio is named and selected other states.

    Promptly following the deposit of Bonds in exchange for Units of the Portfolios, it is the practice of the Sponsor to place all of the Units as collateral for a letter or letters of credit from one or more commercial banks under an agreement to release such Units from time to time as needed for distribution. Under such an arrangement the Sponsor pays such banks compensation based on the then current interest rate. This is a normal warehousing arrangement during the period of distribution of the Units to public investors. To facilitate the handling of transactions, sales of Units shall be limited to transactions involving a minimum of either $5,000 or 50 Units, whichever is less. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

    The Sponsor plans to allow a discount to brokers and dealers in connection with the primary distribution of Units and also in secondary market transactions. The primary market discounts are provided in Part A of this Prospectus.

    The Sponsor currently intends to maintain a secondary market for Units of each Portfolio. See "MARKET FOR UNITS." The amount of the dealer concession on secondary market purchases of Portfolio Units through the Sponsor will be computed based upon the value of the Bonds in the Portfolio, including the sales charge computed as described in "PUBLIC OFFERING PRICE", and adjusted to reflect the cash position of the Portfolio principal account, and will vary with the size of the purchase as shown in the following table:

                                                                                   AMOUNT OF PURCHASE*
                                                         ------------------------------------------------------------------------
                                                                   $50,000   $100,000  $250,000  $500,000  $1,000,000
                                                          UNDER       TO        TO        TO        TO         TO      $2,500,000
YEARS TO MATURITY                                        $50,000   $99,999   $249,999  $499,999  $999,999  $2,499,999   OR MORE
-----------------                                        --------  --------  --------  --------  --------  ----------  ----------
Less than 1............................................     0         0         0         0         0          0           0
1 but less than 2......................................   1.00%      .90%      .85%      .80%      .70%       .55%       .467%
2 but less than 3......................................   1.30%     1.20%     1.10%     1.00%      .90%       .73%       .634%
3 but less than 4......................................   1.60%     1.45%     1.35%     1.25%     1.10%       .90%       .781%
4 but less than 5......................................   2.00%     1.85%     1.75%     1.55%     1.40%      1.25%       1.082%
5 but less than 7......................................   2.30%     2.15%     1.95%     1.80%     1.65%      1.50%       1.320%
7 but less than 10.....................................   2.60%     2.45%     2.25%     2.10%     1.95%      1.70%       1.496%
10 but less than 13....................................   3.00%     2.80%     2.60%     2.45%     2.30%      2.00%       1.747%
13 but less than 16....................................   3.25%     3.15%     3.00%     2.75%     2.50%      2.15%       1.878%
16 or more.............................................   3.50%     3.50%     3.40%     3.35%     3.00%      2.50%       2.185%

 *Breakpoint sales charges and related dealer concessions are computed both on a dollar basis and on the basis of the number of Units purchased, using the equivalent of 500 Units to $50,000, 2,500 Units to $250,000, etc., and will be applied on that basis which is more favorable to the purchaser.

    The Sponsor reserves the right to change the dealer concessions from time to time.

    Volume incentives can be earned as a marketing allowance by eligible dealer firms who reach cumulative firm sales arrangement levels of a specified dollar amount of Nuveen Defined Portfolios (other than any series of the Nuveen--The Dow 5-TM- Portfolios and Nuveen--The Dow 10-TM- Portfolios) sold in the primary or secondary market during any quarter as set forth in the table below. Eligible dealer firms are dealers that are providing marketing support for Nuveen Defined Portfolios in the form of 1) distributing or permitting the distribution of marketing materials and other product information, 2) providing Nuveen representatives access to the dealer's branch offices, and 3) generally facilitating the placement of orders by the dealer's registered representatives such as putting Nuveen Defined Portfolios on their order entry screens. Eligible firms will not include firms that solely provide clearing services to broker/dealer firms. For purposes of determining the applicable volume incentive rate for a given quarter, the dollar amount of all Units sold over the current and three previous quarters (the "Measuring Period") is aggregated. The volume incentive received by the dealer firm will equal the dollar amount of Units sold during the current quarter times the highest applicable rate for the Measuring Period. For firms that meet the necessary volume level, volume incentives may be given on all applicable trades originated from or by that firm.

 TOTAL DOLLAR AMOUNT SOLD
  OVER MEASURING PERIOD             VOLUME INCENTIVE
--------------------------  --------------------------------
$ 5,000,000 to $ 9,999,999  0.10% of current quarter sales
$10,000,000 to $19,999,999  0.125% of current quarter sales
$20,000,000 to $49,999,999  0.1375% of current quarter sales
$50,000,000 or more         0.15% of current quarter sales

    Only sales through the Sponsor qualify for volume incentives and for meeting minimum requirements. The Sponsor reserves the right to modify or change the volume incentive schedule at any time and make the determination as to which firms qualify for the marketing allowance and the amount paid.

    Firms are not entitled to receive any dealer concession for any sales made to investors which qualified as "Discounted Purchases" (as defined in PUBLIC OFFERING PRICE) during the primary or secondary market. (See "PUBLIC OFFERING PRICE.")

OWNERSHIP AND TRANSFER OF UNITS

    The ownership of Units is evidenced in Certificated form unless the Unitholder expressly requests that the purchased Units be evidenced by book entry positions recorded on the books and records of the Trustee. The Trustee is authorized to treat as the owner of Units that person who at the time is registered as such on the books of the Trustee. Any Unitholder who holds a Certificate may change to book entry ownership by submitting to the Trustee the Certificate along with a written request that the Units represented by such Certificate be held in book entry form. Likewise, a Unitholder who holds Units in book entry form may obtain a Certificate for such Units by written request to the Trustee. Units may be held in denominations of one Unit or any multiple or fraction thereof. Fractions of Units are computed to three decimal places. Any Certificates issued will be numbered serially for identification, and are issued in fully registered form, transferable only on the books of the Trustee. Book entry Unitholders will receive a Book Entry Position Confirmation reflecting their ownership.

    For Portfolios allowing optional plans of distribution, Certificates for Units will bear an appropriate notation on their face indicating which plan of distribution has been selected. When a change is made, the existing Certificates must be surrendered to the Trustee and new Certificates issued to reflect the currently effective plan of distribution. There will be no charge for this service. Holders of book entry Units can change their plan of distribution by making a written request to the Trustee, which will issue a new Book Entry Position Confirmation to reflect such change.

    Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by Certificate(s), by presenting and surrendering such Certificate(s) to the Trustee, at its address listed on the back cover of this Part B of the Prospectus, properly endorsed or accompanied by a written instrument or instruments of transfer. The Certificate(s) should be sent registered or certified mail for the protection of the Unitholder. Each Unitholder must sign such written request, and such Certificate(s) or transfer instrument, exactly as his name appears on (a) the face of the Certificate(s) representing the Units to be transferred, or (b) the Book Entry Position Confirmation(s) relating to the Units to be transferred. Such signature(s) must be guaranteed by a guarantor acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Mutilated Certificates must be surrendered to the Trustee in order for a replacement Certificate to be issued. Although at the date hereof no charge is made and none is contemplated, a Unitholder may be required to pay $2.00 to the Trustee for each Certificate reissued or transfer of Units requested and to pay any governmental charge which may be imposed in connection therewith.

REPLACEMENT OF LOST, STOLEN OR DESTROYED CERTIFICATES.

    To obtain a new Certificate replacing one that has been lost, stolen, or destroyed, the Unitholder must furnish the Trustee with sufficient indemnification and pay such expenses as the Trustee may incur. This indemnification must be in the form of an Open Penalty Bond of Indemnification. The premium for such an indemnity bond may vary, but currently amounts to 1% of the market value of the Units represented by the Certificate. In the case however, of a Portfolio as to which notice of termination has been given, the premium currently amounts to 0.5% of the market value of the Units represented by such Certificate.

REDEMPTION

    Unitholders may redeem all or a portion of their Units by (1) making a written request for such redemption (book entry Unitholders may use the redemption form on the reverse side of their Book Entry Position Confirmation) to the Trustee at its address listed on the back cover of this Part B of the Prospectus (redemptions of 1,000 Units or more will require a signature guarantee), (2) in the case of Units evidenced by a Certificate, by also tendering such Certificate to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signatures guaranteed as explained above, or by providing satisfactory indemnity required in connection with lost, stolen or destroyed Certificates and (3) payment of applicable governmental charges, if any. Certificates should be sent only by registered or certified mail to minimize the possibility of their being lost or stolen. (See "OWNERSHIP AND TRANSFER OF UNITS.") No redemption fee will be charged. A Unitholder may authorize the Trustee to honor telephone instructions for the redemption of Units held in book entry form. Units represented by Certificates may not be redeemed by telephone. The proceeds of Units redeemed by telephone will be sent by check either to the Unitholder at the address specified on his account or to a financial institution specified by the Unitholder for credit to the account of the Unitholder. A Unitholder wishing to use this method of redemption must complete a Telephone Redemption Authorization Form and furnish the Form to the Trustee. Telephone Redemption Authorization Forms can be obtained from a Unitholder's registered representative or by calling the Trustee. Once the completed Form is on file, the Trustee will honor telephone redemption requests by any authorized person. The time a telephone redemption request is received determines the "date of tender" as discussed below. The redemption proceeds will be mailed within three business days following the telephone redemption request. Only Units held in the name of individuals may be redeemed by telephone; accounts registered in broker name, or accounts of corporations or fiduciaries (including among others, trustees, guardians, executors and administrators) may not use the telephone redemption privilege.

    On the third business day following the date of tender, the Unitholder will be entitled to receive in cash for each Unit tendered an amount equal to the Unit Value of such Portfolio determined by the Trustee, as of 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, on the date of tender as defined hereafter, plus accrued interest to, but not including, the third business day after the date of tender ("Redemption Price"). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit includes estimated organization costs per Unit. After such period, the Redemption Price will not include such estimated organization costs. See Part A of the Prospectus. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Bonds on the date of tender. Unitholders should check with the Trustee or their broker to determine the Redemption Price before tendering Units.

    The "date of tender" is deemed to be the date on which the request for redemption of Units is received in proper form by the Trustee, except that as regards a redemption request received after 4:00 p.m. eastern time, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time, or on any day on which the Exchange is normally closed, the date of tender is the next day on which such Exchange is normally open for trading and such request will be deemed to have been made on such day and the redemption will be effected at the Redemption Price computed on that day.

    Accrued interest paid on redemption shall be withdrawn from the Interest Account of the appropriate Portfolio or, if the balance therein is insufficient, from the Principal Account of such Portfolio. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds of a Portfolio in order to make funds available for redemption. (See "REMOVAL OF BONDS FROM THE PORTFOLIOS.") Units so redeemed shall be cancelled. To the extent that Bonds are sold from a Portfolio, the size and diversity of such Portfolio will be reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

    The Redemption Price is determined on the basis of the BID prices of the Bonds in each Portfolio, while the initial Public Offering Price of Units will be determined on the basis of the OFFERING prices of the Bonds, as of 4:00 p.m. eastern time on any day on which the Exchange is normally open for trading, or as of any earlier closing time on a day on which the Exchange is scheduled in advance to close at such earlier time. As of any given time, the difference between the bid and offering prices of such Bonds may be expected to average 1/2% to 2% of principal amount. In the case of actively traded Bonds, the difference may be as little as 1/4 to 1/2 of 1%, and in the case of inactively traded Bonds such difference usually will not exceed 3%.

    The right of redemption may be suspended and payment postponed for any period during which the Securities and Exchange Commission determines that trading in the municipal bond market is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit.

    Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing his or her tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker at the time the Certificate or Book Entry Return Confirmation is issued, and this number is printed on the Certificate or Book Entry Return Confirmation and on distribution statements. If a Unitholder's tax identification number does not appear as described above, or if it is incorrect, the Unitholder should contact the Trustee before redeeming Units to determine what action, if any, is required to avoid this "back-up withholding."

HOW UNITS MAY BE PURCHASED BY THE SPONSOR

    The Trustee will notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which payment would otherwise have been made by the Trustee. (See "REDEMPTION.") The Sponsor's current practice is to bid at the Redemption Price in the secondary market. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

HOW BONDS MAY BE REMOVED FROM THE PORTFOLIOS

    Bonds will be removed from a Portfolio as they mature or are redeemed by the issuers thereof. See "Risk Factors" in Part A of this Prospectus and "SUMMARY OF PORTFOLIOS" herein for a discussion of call provisions of Portfolio Bonds.

    The Indenture also empowers the Trustee to sell Bonds for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which income may not be available. Under the Indenture, the Sponsor is obligated to provide the Trustee with a current list of Bonds in each Portfolio to be sold in such circumstances. In deciding which Bonds should be sold the Sponsor intends to consider, among other things, such factors as: (1) market conditions;
(2) market prices of the Bonds; (3) the effect on income distributions to Unitholders of the sale of various Bonds; (4) the effect on principal amount of underlying Bonds per Unit of the sale of various Bonds; (5) the financial condition of the issuers; and (6) the effect of the sale of various Bonds on the investment character of the Portfolio. Such sales, if required, could result in the sale of Bonds by the Trustee at prices less than original cost to the Portfolio. To the extent Bonds are sold, the size and diversity of such Portfolio will be reduced.

    In addition, the Sponsor is empowered to direct the Trustee to liquidate Bonds upon the happening of certain other events, such as default in the payment of principal and/or interest, an action of the issuer that will adversely affect its ability to continue payment of the principal of and interest on its Bonds, or an adverse change in market, revenue or credit factors affecting the investment character of the Bonds. If a default in the payment of the principal of and/or interest on any of the Bonds occurs, and if the Sponsor fails to instruct the Trustee whether to sell or continue to hold such Bonds within 30 days after notification by the Trustee to the Sponsor of such default, the Indenture provides that the Trustee shall liquidate said Bonds forthwith and shall not be liable for any loss so incurred. The Sponsor may also direct the Trustee to liquidate Bonds in a Portfolio if the Bonds in the Portfolio are the subject of an advanced refunding, generally considered to be when refunding bonds are issued and the proceeds thereof are deposited in irrevocable trust to retire the refunded Bonds on their redemption date.

    Except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds for Failed Bonds, except for refunding securities that may be exchanged for Bonds under certain conditions specified in the Indenture and except as otherwise provided in the Prospectus or the Indenture, the Indenture does not permit either the Sponsor or the Trustee to acquire or deposit bonds either in addition to, or in substitution for, any of the Bonds initially deposited in a Portfolio.

INFORMATION ABOUT THE TRUSTEE

    The Trustee and its address are stated on the back cover of this Part B of the Prospectus. The Trustee is subject to supervision and examination by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and either the Comptroller of the Currency or state banking authorities.

    The Trustee has assumed no responsibility for the accuracy, adequacy and completeness of the information not furnished by it contained in this Prospectus.

LIMITATIONS ON LIABILITIES OF SPONSOR AND TRUSTEE

    The Sponsor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from any action in good faith pursuant to the Indenture, or for errors in judgment, but shall be liable only for their own negligence, lack of good faith or willful misconduct. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Indenture, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Indenture.

    The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Indenture or upon or in respect of any Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SUCCESSOR TRUSTEES AND SPONSORS

    The Trustee or any successor trustee may resign by executing an instrument of resignation in writing and filing same with the Sponsor and mailing a copy of a notice of resignation to all Unitholders then of record. Upon receiving such notice, the Sponsor is required to promptly appoint a successor trustee. If the Trustee becomes incapable of acting or is adjudged bankrupt or insolvent, or a receiver or other public officer shall take charge of its property or affairs, the Sponsor may remove the Trustee and appoint a successor by written instrument. The resignation or removal of a trustee and the appointment of a successor trustee shall become effective only when the successor trustee accepts its appointment as such. Any successor trustee shall be a corporation authorized to exercise corporate trust powers, having capital, surplus and undivided profits of not less than $5,000,000. Any corporation into which a trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a trustee shall be a party, shall be the successor trustee.

    If upon resignation of a trustee no successor has been appointed and has accepted the appointment within 30 days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor.

    If the Sponsor fails to undertake any of its duties under the Indenture, and no express provision is made for action by the Trustee in such event, the Trustee may, in addition to its other powers under the Indenture (1) appoint a successor sponsor or (2) terminate the Indenture and liquidate the Portfolios.

INFORMATION ABOUT THE SPONSOR

    Since our founding in 1898, Nuveen has been synonymous with investments that withstand the test of time. Today, we offer a broad range of investments designed for investors seeking to build and sustain their wealth. More than 1.5 million investors have entrusted Nuveen to help them maintain the lifestyle they currently enjoy.

    To meet the unique circumstances and financial planning needs of our investors, Nuveen offers a wide array of taxable and tax-free investment products--including equity and fixed-income mutual funds, defined portfolios, exchange-traded funds, customized asset management services and cash management products. Nuveen is a subsidiary of The John Nuveen Company which, in turn, is approximately 78% owned by the St. Paul Companies, Inc. ("ST. PAUL"). St. Paul is located in St. Paul, Minnesota and is principally engaged in providing property-liability insurance through subsidiaries. Nuveen is a member of the National Association of Securities Dealers, Inc. and the Securities Industry Association and has its principal office located in Chicago (333 West Wacker Drive).

    To help advisors and investors better understand and more efficiently use an investment in the Portfolios to reach their investment goals, the Sponsor may advertise and create specific investment programs and systems. For example, such activities may include presenting information on how to use an investment in the Portfolios, alone or in combination with an investment in other mutual funds or unit investment trusts sponsored by Nuveen, to accumulate assets for future education needs or periodic payments such as insurance premiums. The Sponsor may produce software or additional sales literature to promote the advantages of using the Portfolios to meet these and other specific investor needs.

DESCRIPTION OF RATINGS

    The Bonds included in the Portfolios are rated by one of the rating agencies provided below. The following descriptions are published by the rating agencies.

    STANDARD & POOR'S CORPORATION. The following is a brief description of the applicable Standard & Poor's rating symbols and their meanings:

    A Standard & Poor's rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees.

    The rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

    The ratings are based on current information furnished by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

    The ratings are based, in varying degrees, on the following considerations:

     I. Likelihood of payment--capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

     II.  Nature of and provisions of the obligation;

    III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

    AAA--An obligation rated AAA has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on an obligation is extremely strong.

    AA--An obligation rated AA differs from the highest rated issues only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

---------

    A--An obligation rated A is somewhat more susceptible to changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

    BBB--An obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

    PLUS (+) OR MINUS (-): The ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

    PROVISIONAL RATINGS: The letter "p" indicates that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project.

    NOTE RATINGS: A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in 3 years or less will likely receive a note rating. Notes maturing beyond 3 years will most likely receive a long-term debt rating.

    Note rating symbols are as follows:

        SP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

        SP-2 Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

    MOODY'S INVESTORS SERVICE, INC. The following is a description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings:

    Aaa--Bonds that are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

    Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present that make the long-term risks appear somewhat larger than in Aaa securities.

    A--Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

    Baa--Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

    Con. (...)--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by: (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

NOTE RATINGS:

    MIG 1 This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

    MIG 2 This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

    FITCH IBCA, INC. (formerly Fitch Investors Service, L.P.). The following is a brief description of the applicable Fitch IBCA, Inc. rating symbols and their meanings:

    AAA--'AAA' ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

    AA--'AA' ratings denote a very low expectation of credit risk. They indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

    A--'A' ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or economic conditions than is the case for higher ratings.

    BBB--'BBB' ratings indicate that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment-grade category.

    To provide more detailed indications of credit quality, the AA, A and BBB ratings may be modified by the addition of a plus or minus sign to show relative standing within these major rating categories.

NOTE RATINGS:

    F1 Indicates the Best capacity for timely payment of financial commitments; may have an added "+" to denote any exceptionally strong credit feature.

    F2 Good credit quality. A satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

OTHER INFORMATION
AMENDMENT OF INDENTURE

    The Indenture may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, or
(2) to make such other provisions as shall not adversely affect the Unitholders, provided, however, that the Indenture may not be amended to increase the number of Units in any Portfolio or to permit the deposit or acquisition of bonds either in addition to, or in substitution for any of the Bonds initially deposited in any Portfolio except as stated in "COMPOSITION OF TRUSTS" regarding the limited right of substitution of Replacement Bonds, except for the substitution of refunding bonds under certain circumstances and except as otherwise provided in the Prospectus or the Indenture. The Trustee shall advise the Unitholders of any amendment promptly after execution thereof.

TERMINATION OF INDENTURE

    Each Portfolio may be liquidated at any time by written consent of 100% of the Unitholders or by the Trustee when the value of such Portfolio, as shown by any evaluation, is less than 20% of the original principal amount of such Portfolio and will be liquidated by the Trustee in the event that Units not yet sold aggregating more than 60% of the Units originally created are tendered for redemption by the Sponsor thereby reducing the net worth of such Portfolio to less than 40% of the principal amount of the Bonds originally deposited in the Portfolio. The sale of Bonds from the Portfolios upon termination may result in realization of a lesser amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount of Bonds originally represented by the Units held by such Unitholder. The Indenture will terminate upon the redemption, sale or other disposition of the last Bond held thereunder, but in no event shall it continue beyond the end of the calendar year preceding the fiftieth anniversary of its execution for National and State Portfolios, beyond the end of the calendar year preceding the twentieth anniversary of its execution for Long Intermediate, and Intermediate Portfolios or beyond the end of the calendar year preceding the tenth anniversary of its execution for Short Intermediate and Short Term Portfolios.

    Written notice of any termination specifying the time or times at which Unitholders may surrender their Certificates, if any, for cancellation shall be given by the Trustee to each Unitholder at the address appearing on the registration books of a Portfolio by the Trustee. Within a reasonable time thereafter, the Trustee shall liquidate any Bonds in the Portfolio then held and shall deduct from the assets of the Portfolio any accrued costs, expenses or indemnities provided by the Indenture which are allocable to such Portfolios, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The Trustee shall then distribute to Unitholders of such Portfolio their pro rata share of the balance of the Interest and Principal Accounts. With such distribution, the Unitholders shall be furnished a final distribution statement, in substantially the same form as the annual distribution statement, of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

CODE OF ETHICS

    The Sponsor and the Portfolios have adopted a code of ethics requiring the Sponsor's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Portfolios.

LEGAL OPINION

    The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603. Special counsel for the Portfolios for respective state tax matters are named in "Tax Status" for each Portfolio appearing in Part A of this Prospectus. Carter, Ledyard & Milburn,
2 Wall Street, New York, New York 10005, has acted as counsel for the Trustee with respect to the Series and as special New York tax counsel for the Series.

AUDITORS

    The "Statement of Condition" and "Schedule of Investments" at Date of Deposit included in Part A of the Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report in Part A of the Prospectus, and are included herein in reliance upon the authority of said firm as experts in giving said report.

SUPPLEMENTAL INFORMATION

    Upon written or telephonic request to the Trustee, investors will receive at no cost to the investor supplemental information about the Portfolios, which has been filed with the Securities and Exchange Commission and is intended to supplement information contained in Part A and Part B of the Prospectus. The supplemental information includes more detailed information concerning certain of the Bonds included in the Portfolios, taxable-equivalent yield tables and more specific risk information concerning the individual state Portfolios. This supplement also includes additional general information about the Sponsor, the accumulation plan and the Portfolios.

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

[NUVEEN LOGO]

                         NUVEEN TAX-FREE
                         UNIT TRUST
                         PROSPECTUS -- PART B
                         AUGUST 23, 2000

                        SPONSOR       Nuveen Investments
                                      333 West Wacker Drive
                                      Chicago, IL 60606-1286
                                      Telephone: 312.917.7700

                        TRUSTEE       The Chase Manhattan Bank
                                      4 New York Plaza
                                      New York, NY 10004-2413
                                      Telephone: 800.257.8787

                  LEGAL COUNSEL       Chapman and Cutler
                                      111 West Monroe Street
                                      Chicago, IL 60603
                    INDEPENDENT       Arthur Andersen LLP
                         PUBLIC       33 West Monroe Street
                    ACCOUNTANTS       Chicago, IL 60603
                 FOR THE TRUSTS
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                                 --------------

    This Prospectus does not contain complete information about the Portfolios filed with the Securities and Exchange Commission in Washington, DC under the Securities Act of 1933 and the Investment Company Act of 1940.

    More information about the Portfolios, including the code of ethics adopted by the Sponsor and the Nuveen Tax-Free Unit Trust, can be found in the Commission's Public Reference Room. Information about the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Portfolio information is also available on the EDGAR Database on the Commission's website at http://www.sec.gov, or may be obtained at prescribed rates by sending an e-mail request to publicinfo@sec.gov or by writing to the Commission's Public Reference Section at 450 Fifth Street NW, Washington, D.C.
20549-0102.

    No person is authorized to give any information or representation about the Portfolios not contained in Parts A or B of this Prospectus or the Information
Supplement, and you should not rely on any other information.

    When Units of a Portfolio are no longer available or for investors who will reinvest into subsequent series of the Portfolios may be used as a preliminary
Prospectus for a future series. If this is the case, investors should note the following:

        1. Information in this Prospectus is not complete and may be changed;

        2. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective; and

        3. This Prospectus is not an offer to sell the securities of a future series and is not soliciting an offer to buy such securities in any state where the offer or sale is not permitted.

                          NUVEEN TAX-FREE UNIT TRUSTS

                 ---------------------------------------------

                             INFORMATION SUPPLEMENT


                               NUVEEN SERIES 1195


           This Information Supplement provides additional information concerning the structure, operations and risks of a Nuveen Tax-Free Unit Trust not found in the prospectuses for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing ("Prospectus"). Copies of the Prospectus can be obtained by calling or writing the Trustee at the telephone number and address indicated in Part B of the Prospectus. This Information Supplement has been created to supplement information contained in the Prospectus.


           This Information Supplement is dated September 28, 2000. Capitalized terms have been defined in the Prospectus.


                               TABLE OF CONTENTS

                 ----------------------------------------------

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GENERAL RISK DISCLOSURE.....................................    2
  Health Care Facility Revenue Obligations..................    2
  Single Family and Multi-Family Housing Revenue
   Obligations..............................................    2
  Single Family Mortgage Revenue Bonds......................    2
  Congregate Care Revenue Obligations.......................    3
  Federally Enhanced Obligations............................    3
  Public Housing Authority Revenue Obligations..............    3
  Industrial Revenue Obligations............................    3
  Power Revenue Obligations.................................    4
  Utility Obligations.......................................    4
  Transportation Bonds......................................    4
  Water and/or Sewerage Revenue Obligations.................    4
  Resource Recovery Revenue Obligations.....................    5
  Education Revenue Obligations.............................    5
  Bridge and Tollroad Revenue Obligations...................    5
  Dedicated-Tax Supported Revenue Bonds.....................    5
  Municipal Lease Revenue Bonds.............................    5
  Special Obligation to Crossover...........................    5
  Civic Organization Obligations............................    5
  Original Issue Discount Bonds and Stripped Obligations....    5
WHY AND HOW ARE THE BONDS INSURED?..........................    6
ACCUMULATION PLAN...........................................    8
HOW TO CALCULATE YOUR ESTIMATED INCOME......................   11
Appendix A -- Maryland Disclosure...........................  A-1
Appendix B -- Virginia Disclosure...........................  B-1
Appendix C -- Colorado Disclosure...........................  C-1

GENERAL RISK DISCLOSURE

An investment in Units of any Trust should be made with an understanding of the risks that such an investment may entail. These include the ability of the issuer, or, if applicable, an insurer, to make payments of interest and principal when due, the effects of changes in interest rates generally, early call provisions and the potential for changes in the tax status of the Bonds. As set forth in the portfolio summaries in Part A of this Prospectus, the Trusts may contain or be concentrated in one or more of the types of bonds discussed below. The following paragraphs discuss certain circumstances which may adversely affect the ability of issuers of Bonds held in the portfolio of a Trust to make payment of principal and interest thereon or which may adversely affect the ratings of such Bonds; with respect to Insured Trusts, however, because of the insurance obtained by the Sponsor or by the issuers of the Bonds, such changes should not adversely affect an Insured Trust's receipt of principal and interest, the Standard & Poor's Corporation ("Standard & Poor's") AAA or Moody's Investors Service, Inc. ("Moody's") Aaa ratings of the Bonds in the Insured Trust portfolio. For economic risks specific to the individual Trusts, see "Risk Factors" for each Trust.

HEALTHCARE FACILITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from services provided by hospitals or other health care facilities, including nursing homes. Ratings of bonds issued for health care facilities are sometimes based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, physicians' confidence in the facility, management capabilities, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance, and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis and are not based on a provider's actual costs. Such method of reimbursement may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program and thereby may have an adverse effect on the ability of such institutions to satisfy debt service requirements. In the event of a default upon a bond secured by hospital facilities, the limited alternative uses for such facilities may result in the recovery upon such collateral not providing sufficient funds to fully repay the bonds.

Certain hospital bonds provide for redemption at par upon the damage, destruction or condemnation of the hospital facilities or in other special circumstances.

SINGLE FAMILY AND MULTI-FAMILY HOUSING REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from mortgage loans to housing projects for the elderly or for low to moderate income families. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults and in the event of a failure of the operator of a project to comply with certain covenants as to the operation of the project. The failure of such operator to comply with certain covenants related to the tax-exempt status of interest on the Bonds, such as provisions requiring that a specified percentage of units be rented or available for rental to low or moderate income families, potentially could cause interest on such Bonds to be subject to Federal income taxation from the date of issuance of the Bonds. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels and adequate rental income, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, the managerial ability of project managers, changes in laws and governmental regulations, the appropriation of subsidies, and social and economic trends affecting the localities in which the projects are located. Occupancy of such housing projects may be adversely affected by high rent levels and income limitations imposed under Federal and state programs.

SINGLE FAMILY MORTGAGE REVENUE BONDS. Some of the Bonds in a Trust may be single family mortgage revenue bonds, which are issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. The redemption price of such issues may be more or less than the offering price of such bonds. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. Single family mortgage revenue bonds issued after December 31, 1980 were issued under
Section 103A of the Internal Revenue Code of 1954, as amended, or Section 143 of the Internal Revenue Code of 1986, which Sections contain certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case, the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. There can be no assurance that such continuing requirements will be satisfied; the failure to meet such requirements could cause interest on the Bonds to be subject to Federal income taxation, possibly from the date of issuance of the Bonds.

CONGREGATE CARE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance the construction and/or acquisition of congregate care facilities, including retirement facilities and nursing care units. A facility's gross receipts and net income available for debt service may be affected by future events and conditions, including, among other things, demand for services, the ability of the facility to provide the services required, management capabilities, an increasing shortage of qualified nurses or a dramatic rise in nursing salaries, economic developments in the service area, competition from other similar providers, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation and the termination or restriction of governmental financial assistance.

FEDERALLY ENHANCED OBLIGATIONS. Some of the mortgages which secure the various health care or housing projects which underlie the previously discussed Health Care Facility Revenue, Single Family and Multi-Family Housing Revenue, Single Family Mortgage Revenue Obligations and Congregate Care Revenue Bonds (the "Obligations") in a Trust may be insured by the Federal Housing Administration ("FHA"). Under FHA regulations, the maximum insurable mortgage amount cannot exceed 90% of the FHA's estimated value of the project. The FHA mortgage insurance does not constitute a guarantee of timely payment of the principal of and interest on the Obligations. Payment of mortgage insurance benefits may be
(1) less than the principal amount of Obligations outstanding or (2) delayed if disputes arise as to the amount of the payment or if certain notices are not given to the FHA within the prescribed time periods. In addition, some of the previously discussed Obligations may be secured by mortgage-backed certificates guaranteed by the Government National Mortgage Association ("GNMA"), a wholly owned corporate instrumentality of the United States, and/or the Federal National Mortgage Association ("Fannie Mae") a federally chartered and stockholder-owed corporation. GNMA and Fannie Mae guarantee timely payment of principal and interest on the mortgage-backed certificates, even where the underlying mortgage payments are not made. While such mortgage-backed certificates are often pledged to secure payment of principal and interest on the Obligations, timely payment of interest and principal on the Obligations is not insured or guaranteed by the United States, GNMA, Fannie Mae or any other governmental agency or instrumentality. The GNMA mortgage-backed certificates constitute a general obligation of the United States backed by its full faith and credit. The obligations of Fannie Mae, including its obligations under the Fannie Mae mortgage-backed securities, are obligations solely of Fannie Mae and are not backed by, or entitled to, the full faith and credit of the United States.

PUBLIC HOUSING AUTHORITY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from loans to finance public housing projects. These bonds are guaranteed by the federal Department of Housing and Urban Development. Such issues are generally characterized by mandatory redemption at par or, in the case of original issue discount bonds, accreted value in the event of economic defaults. The ability of such issuers to make debt service payments will be affected by events and conditions affecting financed projects, including, among other things, the achievement and maintenance of sufficient occupancy levels, employment and income conditions prevailing in local labor markets, increases in taxes, utility costs and other operating expenses, changes in laws and governmental regulations, and social and economic trends affecting the localities in which the projects are located. In addition, the federal Department of Housing and Urban Development may impose regulations and/or limitations which may have an adverse impact on the Bonds in a Trust.

INDUSTRIAL REVENUE OBLIGATIONS. Certain of the Bonds in a Trust may be industrial revenue bonds ("IRBs"), which are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various industrial projects. These projects are usually operated by corporate entities. Issuers are obligated only to pay amounts due on the IRBs to the extent that funds are available from the unexpended proceeds of the IRBs or receipts or revenues of the issuer under an arrangement between the issuer and the corporate operator of a project. The arrangement may be in the form of a lease, installment sale agreement, conditional sale agreement or loan agreement, but in each case the payments to the issuer are designed to be sufficient to meet the payments of amounts due on the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project and, if applicable, corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may have an impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. The IRBs in a Trust may be subject to special or extraordinary redemption provisions which may provide for redemption at par or, in the case of original issue discount bonds, accreted value. The Sponsor cannot predict the causes or likelihood of the redemption of IRBs in a Trust prior to the stated maturity of such Bonds.

POWER REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from pollution control bonds as well as the sale of electric energy and oil and gas. Some of these obligations are backed by the credit of an investor owned utility (IOU). The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demand for electricity in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/ or interest on such Bonds.

UTILITY OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are primarily derived from the sale of natural gas or the combined net revenue of two or more municipal utility systems operating as a single entity. The problems faced by such issuers include the difficulty in obtaining approval for timely and adequate rate increases from the applicable public utility commissions, the difficulty of financing large construction programs, increased competition, reductions in estimates of future demands for natural gas in certain areas of the country, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in a Trust to make payments of principal and/or interest on such Bonds.

TRANSPORTATION BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by revenues derived from the ownership and operation of airports, public transit systems and ports. The major portion of an airport's gross operating income is generally derived from fees received from airlines pursuant to use agreements which consist of annual payments for airport use, occupancy of certain terminal space, service fees and leases. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. In particular, facilities with use agreements involving airlines experiencing financial difficulty may experience a reduction in revenue due to the possible inability of these airlines to meet their use agreement obligations because of such financial difficulties and possible bankruptcy. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Bonds that are secured primarily by the revenue collected by a public transit system typically are additionally secured by a pledge of sales tax receipts collected at the state or local level, or of other governmental financial assistance. Transit system net revenues will be affected by variations in utilization, which in turn may be affected by the degree of local governmental subsidization, demographic and population shifts, and competition from other forms of transportation; and by increased costs, including costs resulting from previous deferrals of maintenance. Port authorities derive their revenues primarily from fees imposed on ships using the facilities. The rate of utilization of such facilities may fluctuate depending on the local economy and on competition from competing forms of transportation such as air, rail and trucks.

WATER AND/OR SEWERAGE REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

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
RESOURCE RECOVERY REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the sale of sewerage or solid waste disposal services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees.

EDUCATION REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which are, or which govern the operation of, colleges and universities and whose revenues are derived mainly from tuition, dormitory revenues, grants and endowments. General problems of such issuers include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees.

BRIDGE AND TOLLROAD REVENUE OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers which derive their payments from bridge, road or tunnel toll revenues. The revenues of such an issuer could be adversely affected by competition from toll-free vehicular bridges and roads and alternative modes of transportation. Such revenues could also be adversely affected by a reduction in the availability of fuel to motorists or significant increases in the costs thereof. Specifically, governmental regulations restricting the use of vehicles in the New York City metropolitan area may adversely affect revenues of the Triborough Bridge and Tunnel Authority.

DEDICATED-TAX SUPPORTED REVENUE BONDS. Some of the Bonds in a Trust may be obligations of issuers which are payable from and secured by tax revenues from a designated source, which revenues are pledged to secure the bonds. The various types of Bonds described below differ in structure and with respect to the rights of the bondholders to the underlying property. Each type of dedicated-tax supported Bond has distinct risks, only some of which are set forth below. One type of dedicated-tax supported Bond is secured by the incremental tax received on either real property or on sales within a specifically defined geographical area; such tax generally will not provide bondholders with a lien on the underlying property or revenues. Another type of dedicated-tax supported Bond is secured by a special tax levied on real property within a defined geographical area in such a manner that the tax is levied on those who benefit from the project; such bonds typically provide for a statutory lien on the underlying property for unpaid taxes. A third type of dedicated-tax supported Bond may be secured by a tax levied upon the manufacture, sale or consumption of commodities or upon the license to pursue certain occupations or upon corporate privileges within a taxing jurisdiction. As to any of these types of Bonds, the ability of the designated revenues to satisfy the interest and principal payments on such bonds may be affected by changes in the local economy, the financial success of the enterprise responsible for the payment of the taxes, the value of any property on which taxes may be assessed and the ability to collect such taxes in a timely fashion. Each of these factors will have a different affect on each distinct type of dedicated-tax supported bonds.

MUNICIPAL LEASE REVENUE BONDS. Some of the Bonds in a Trust may be obligations that are secured by lease payments of a governmental entity. Such payments are normally subject to annual budget appropriations of the leasing governmental entity. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby.

SPECIAL OBLIGATION TO CROSSOVER. Some of the Bonds in a Trust may be issued with the intention of crossover refunding an outstanding issue at a future date. These bonds are secured to the crossover date by U.S. Government securities purchased with the proceeds of the refunding bonds. The revenues of such an issuer could be adversely affected by problems associated with the outstanding issue, economic, social and environmental policies and conditions that are not within the control of the issuer and governmental policies and regulations affecting the issuer.

CIVIC ORGANIZATION OBLIGATIONS. Some of the Bonds in a Trust may be obligations of issuers whose revenues are derived from the pledge of civic organizations, including their assets. The problems faced by such issuers include the ability to collect pledges made, the unpredictable nature of an organization's composition and participation, the quality and skill of management, increased costs and delays attributable to organizations, expenses, and legislation regarding certain organizational purposes.

ORIGINAL ISSUE DISCOUNT BONDS AND STRIPPED OBLIGATIONS. Certain of the Bonds in a Trust may be original issue discount bonds. These Bonds were issued with nominal interest rates less than the rates then offered by comparable securities and as a consequence were originally sold at a discount from their face, or par, values. This original issue discount, the difference between the initial purchase price and face value, is deemed under current law to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for federal income tax purposes. On sale or redemption, gain, if any, realized in excess of the earned portion of original issue discount will be taxable as capital gain. See "What is the Tax Status of Unitholders". The current value of an original issue discount bond reflects the present value of its face amount at maturity. In a stable interest rate environment, the market value of an original issue discount bond would tend to increase more slowly in early years and in greater increments as the bond approached maturity.

Certain of the original issue discount bonds in a Trust may be zero coupon bonds. Zero coupon bonds do not provide for the payment of any current interest; the buyer receives only the right to receive a final payment of the face amount of the bond at its maturity. The effect of owning a zero coupon bond is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of the obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield, but at the same time also eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality that pay interest currently.

Original issue discount bonds, including zero coupon bonds, may be subject to redemption at prices based on the issue price plus the amount of original issue discount accreted to redemption (the "accreted value") plus, if applicable, some premium. Pursuant to such call provisions an original issue discount bond may be called prior to its maturity date at a price less than its face value. See the "Schedules of Investments" for more information about the call provisions of portfolio Bonds.

Certain of the Bonds in a Trust may be Stripped Obligations, which represent evidences of ownership with respect to either the principal amount of or a payment of interest on a tax-exempt obligation. An obligation is "stripped" by depositing it with a custodian, which then effects a separation in ownership between the bond and any interest payment which has not yet become payable, and issues evidences of ownership with respect to such constituent parts. A Stripped Obligation therefore has economic characteristics similar to zero coupon bonds, as described above.

Each Stripped Obligation has been purchased at a discount from the amount payable at maturity. With respect to each Unitholder, the Internal Revenue Code treats as "original issue discount" that portion of the discount which produces a yield to maturity (as of the date of purchase of the Unitholder's Units) equal to the lower of the coupon rate of interest on the underlying obligation or the yield to maturity on the basis of the purchase price of the Unitholder's Units which is allocable to each Stripped Obligation. Original issue discount which accrues with respect to a Stripped Obligation will be exempt from Federal income taxation to the same extent as interest on the underlying obligations. (See "WHAT IS THE TAX STATUS OF UNITHOLDERS?" in Part B of this Prospectus.)

Unitholders should consult their own tax advisers with respect to the state and local tax consequences of owning original issue discount bonds or Stripped Obligations. Under applicable provisions governing determination of state and local taxes, interest on original issue discount bonds or Stripped Obligations may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

WHY AND HOW ARE THE BONDS INSURED?

INSURANCE ON THE BONDS

INSURED TRUSTS--The bonds in the Trust are covered by insurance policies obtained by the Sponsor or by the issuers or underwriters of the bonds from AMBAC Assurance Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), Financial Security Assurance Inc. ("FSA") or MBIA Insurance Corporation ("MBIA") (the "Insurers"). The "Schedule of Investments" in Part A of the Prospectus identifies the Insurer of each bond. Insurance guarantees the timely payment, when due, of all principal and interest on the bonds. Such insurance is effective so long as the insured bond is outstanding and the insurer remains in business. Insurance relates only to the particular bond and not to the Units offered hereby or to their market value. The bonds have received a rating of "Aaa" by Moody's, "AAA" by Fitch and/ or "AAA" by Standard & Poor's in recognition of such insurance. There can be no assurance that any Insurer listed will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's, Fitch and/or Moody's have rated the claims-paying ability of each Insurer "AAA," 'AAA" or "Aaa," respectively. The following are brief descriptions of the Insurers.

    AMBAC ASSURANCE CORPORATION. Effective July 14, 1997, AMBAC Indemnity Corporation changed its name to AMBAC Assurance Corporation. AMBAC is a Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia, the Territory of Guam and the Commonwealth of Puerto Rico, with admitted assets of approximately $4,013,000,000 (unaudited) and statutory capital of approximately $2,402,000,000 (unaudited) as of December 31, 1999. Statutory capital consists of AMBAC's policyholders' surplus and statutory contingency reserve. AMBAC is a wholly owned subsidiary of AMBAC Financial Group, Inc., a 100% publicly-held company. Moody's Investors Service, Inc., Fitch IBCA and Standard & Poor's have both assigned a triple-A financial strength rating to AMBAC.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC. The address of AMBAC's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York 10004 and (212) 668-0340.

AMBAC has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

    MBIA INSURANCE CORPORATION. MBIA is the principal operating subsidiary of MBIA, Inc., a New York Stock Exchange listed company (the "Company"). MBIA, Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is domiciled in the State of New York and licensed to do business in and subject to regulation under the laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. MBIA has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by MBIA, changes in control and transactions among affiliates. Additionally, MBIA is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

As of December 31, 1999, MBIA had admitted assets of $7.0 billion (audited), total liabilities of $4.6 billion (audited), and total capital and surplus of $2.4 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of March 31, 2000, MBIA had admitted assets of $7.1 billion (unaudited), total liabilities of $4.7 billion (unaudited), and total capital and surplus of $2.4 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities.

Furthermore, copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available without charge from MBIA. A copy of the Annual Report on Form 10-K of the Company is available from the Insurer or the Securities and Exchange Commission. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

Moody's Investors Service, Inc. rates the financial strength of MBIA "Aaa".

Standard & Poor's Ratings Services Group, a division of The McGraw-Hill Companies, Inc., rates the financial strength of MBIA "AAA".

Fitch IBCA, Inc. rates the financial strength of MBIA "AAA".

Each rating of MBIA should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Bonds. MBIA does not guaranty the market price of the Bonds nor does it guaranty that the ratings on the Bonds will not be revised or withdrawn.

    FINANCIAL GUARANTY INSURANCE COMPANY. FGIC is a wholly-owned subsidiary of FGIC Corporation (the "Corporation"), a Delaware holding company. The Corporation is a subsidiary of General Electric Capital Corporation ("GE Capital"). Neither the Corporation nor GE Capital is obligated to pay the debts of or the claims against FGIC. FGIC is a monoline financial guaranty insurer domiciled in the State of New York and subject to regulation by the State of New York Insurance Department. As of March 31, 2000, the total capital and surplus of FGIC was $1.281 billion. FGIC prepares financial statements on the basis of both statutory accounting principles, and generally accepted accounting principles. Copies of such financial statements may be obtained by writing to FGIC at 115 Broadway, New York, New York 10006, Attention: Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 25 Beaver Street, New York, New York 10004-2319, Attention:
Financial Condition Property/Casualty Bureau, telephone number: (212) 480-5187.

In addition, FGIC is currently licensed to write insurance in all 50 states and the District of Columbia.

    FINANCIAL SECURITY ASSURANCE INC. FSA is a monoline insurance company incorporated in 1984 under the laws of the State of New York. FSA is licensed to engage in the financial guaranty insurance business in all 50 states, the District of Columbia and Puerto Rico.

FSA and its subsidiaries are engaged in the business of writing financial guaranty insurance, principally in respect of securities offered in domestic and foreign markets. Financial guaranty insurance provides a guaranty of scheduled payments of an issuer's securities--thereby enhancing the credit rating of those securities--in consideration of payment of a premium to the insurer. FSA and its subsidiaries principally insure asset-backed, collateralized and municipal securities. Asset-backed securities are typically supported by residential mortgage loans, consumer or trade receivables, securities or other asset having an ascertainable cash flow or market value. Collateralized securities include public utility first mortgage bonds and sale/leaseback obligation bonds. Municipal securities include general obligation bonds, special revenue bonds and other special obligations of state and local governments. FSA insures both newly issued securities sold in the primary market and outstanding securities sold in the secondary market that satisfy FSA underwriting criteria.

FSA is a wholly-owned subsidiary of Financial Security Assurance Holdings Ltd. ("Holdings"), a New York Stock Exchange listed company. Major shareholders of Holdings include White Mountains Insurance Group, Ltd., The Tokio Marine and Fire Insurance Co., Ltd. and XL Capital Ltd. No shareholder of FSA is obligated to pay any debt of FSA or its subsidiaries or any claim under any insurance policy issued by FSA or its subsidiaries or to make any additional contribution to the capital of FSA. As of December 31, 1999, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with statutory accounting principles, approximately $1,320,082,000 (unaudited) and $669,691,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of FSA and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $1,294,946,000 (audited) and $559,041,000 (audited). Copies of FSA's financial statements may be obtained by writing to FSA at 350 Park Avenue, New York, New York 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

Under an intercompany agreement, liabilities on financial guaranty insurance written or reinsured from third parties by FSA or its domestic or Bermuda operating insurance company subsidiaries are generally reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, FSA reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with other reinsurers under various quota share treaties and on a transaction-by-transaction basis. This reinsurance is used by FSA as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit FSA's obligations under any financial guaranty insurance policy.

FSA's insurance financial strength is rated "Aaa" by Moody's Investors Service, Inc. FSA's insurer financial strength is rated "AAA" by Standard & Poor's Ratings Services and Standard & Poor's (Australia) Pty. Ltd. FSA's claims-paying ability is rated "AAA" by Fitch IBCA Inc. and Japan Rating and Investment Information, Inc. These ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by those rating agencies.

TRADITIONAL TRUSTS--Insurance guaranteeing the timely payment, when due, of all principal and interest on certain Bonds in a Traditional Trust may have been obtained by the Sponsor, issuer or underwriter of the particular Bonds involved or by another party. Such insurance, which provides coverage substantially the same as that obtained with respect to Bonds in Insured Trusts as described above, is effective so long as the insured Bond is outstanding and the insurer remains in business. Insurance relates only to the particular Bond and not to the Units offered hereby or to their market value. Insured Bonds have received a rating of "Aaa" by Moody's Investors Service, Inc. and/or "AAA" by Standard & Poor's Corporation in recognition of such insurance.

If a Bond in a Traditional Trust is insured, the Schedule of Investments in Part A of this Prospectus will identify the insurer. Such insurance will be provided by FGIC, AMBAC, Bond Investors Guaranty Insurance Company, now known as MBIA Corp. of Illinois ("BIG"), FSA, Municipal Bond Insurance Association (the "Association"), MBIA or Connie Lee Insurance Company ("ConnieLee"). There can be no assurance that any insurer listed therein will be able to satisfy its commitments in the event claims are made in the future. However, Standard & Poor's Corporation has rated the claims-paying ability of each insurer "AAA," and Moody's Investors Service has rated all bonds insured by each such insurer, except ConnieLee, "Aaa." Moody's Investor's Service gives no ratings for bonds insured by ConnieLee.

Because any such insurance will be effective so long as the insured Bonds are outstanding, such insurance will be taken into account in determining the market value of such Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trust that includes such Bonds. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

ACCUMULATION PLAN

The Sponsor, Nuveen Investments, is also the principal underwriter of the Accumulation Funds listed in the following table. Each of these funds is an open-end, diversified management investment company into which Unitholders may choose to reinvest Trust distributions automatically, without any sales charge. Unitholders may reinvest both interest and principal distributions or principal distributions only. Each Accumulation Fund has investment objectives which differ in certain respects from those of the Trusts and may invest in securities which would not be eligible for deposit in the Trusts. The investment adviser to each Accumulation Fund is a wholly-owned subsidiary of the Sponsor. Unitholders should contact their financial adviser or the Sponsor to determine which of the Accumulation Funds they may reinvest into, as reinvestment in certain of the Accumulation Funds may be restricted to residents of a particular state or states. Unitholders may obtain a prospectus for each Accumulation Fund through their financial adviser or through the Sponsor at
(800) 257-8787. For a more detailed description, Unitholders should read the prospectus of the Accumulation Fund in which they are interested.

The following is a complete list of the Accumulation Funds currently available, as of the Date of Deposit of this Prospectus, to Unitholders under the Accumulation Plan. The list of available Accumulation Funds is subject to change without the consent of any of the Unitholders.

ACCUMULATION FUNDS

MUTUAL FUNDS

NUVEEN FLAGSHIP MUNICIPAL TRUST

      Nuveen Municipal Bond Fund
      Nuveen Insured Municipal Bond Fund
      Nuveen Flagship All-American Municipal Bond Fund
      Nuveen Flagship Limited Term Municipal Bond Fund
      Nuveen Flagship Intermediate Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST I

      Nuveen Flagship Arizona Municipal Bond Fund
      Nuveen Flagship Colorado Municipal Bond Fund
      Nuveen Flagship Florida Municipal Bond Fund
      Nuveen Flagship Florida Intermediate Municipal Bond Fund
      Nuveen Maryland Municipal Bond Fund
      Nuveen Flagship New Mexico Municipal Bond Fund
      Nuveen Flagship Pennsylvania Municipal Bond Fund
      Nuveen Flagship Virginia Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST II

      Nuveen California Municipal Bond Fund
      Nuveen California Insured Municipal Bond Fund
      Nuveen Flagship Connecticut Municipal Bond Fund
      Nuveen Massachusetts Municipal Bond Fund
      Nuveen Massachusetts Insured Municipal Bond Fund
      Nuveen Flagship New Jersey Municipal Bond Fund
      Nuveen Flagship New Jersey Intermediate Municipal Bond Fund
      Nuveen Flagship New York Municipal Bond Fund
      Nuveen New York Insured Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST III

      Nuveen Flagship Alabama Municipal Bond Fund
      Nuveen Flagship Georgia Municipal Bond Fund
      Nuveen Flagship Louisiana Municipal Bond Fund
      Nuveen Flagship North Carolina Municipal Bond Fund
      Nuveen Flagship South Carolina Municipal Bond Fund
      Nuveen Flagship Tennessee Municipal Bond Fund

NUVEEN FLAGSHIP MULTISTATE TRUST IV

      Nuveen Flagship Kansas Municipal Bond Fund
      Nuveen Flagship Kentucky Municipal Bond Fund
      Nuveen Flagship Kentucky Limited Term Municipal Bond Fund
      Nuveen Flagship Michigan Municipal Bond Fund
      Nuveen Flagship Missouri Municipal Bond Fund
      Nuveen Flagship Ohio Municipal Bond Fund
      Nuveen Flagship Wisconsin Municipal Bond Fund

Flagship Utility Income Fund

Nuveen Municipal Money Market Fund, Inc.

Nuveen Taxable Funds, Inc.

Nuveen Investment Trust

      Nuveen Growth and Income Stock Fund
      Nuveen Balanced Stock and Bond Fund
      Nuveen Balanced Municipal and Stock Fund
      Nuveen European Value Fund

Nuveen Investment Trust II

      Nuveen Rittenhouse Growth Fund
      Nuveen Innovation Fund
      Nuveen International Growth Fund

Nuveen Investment Trust III

      Nuveen Income Fund

MONEY MARKET FUNDS

      Nuveen California Tax-Free Money Market Fund
      Nuveen Massachusetts Tax-Free Money Market Fund
      Nuveen New York Tax-Free Money Market Fund
      Nuveen Tax-Free Reserves, Inc.
      Nuveen Tax-Exempt Money Market Fund, Inc.

Each person who purchases Units of a Trust may become a participant in the Accumulation Plan and elect to have his or her distributions on Units of the Trust invested directly in shares of one of the Accumulation Funds. Reinvesting Unitholders may select any interest distribution plan. Thereafter, each distribution of interest income or principal on the participant's Units (principal only in the case of a Unitholder who has chosen to reinvest only principal distributions) will, on the applicable distribution date, or the next day on which the New York Stock Exchange is normally open ("business day") if the distribution date is not a business day, automatically be received by the transfer agent for each of the Accumulation Funds, on behalf of such participant and applied on that date to purchase shares (or fractions thereof) of the Accumulation Fund chosen at net asset value as computed as of 4:00 p.m. eastern time on each such date. All distributions will be reinvested in the Accumulation Fund chosen and no part thereof will be retained in a separate account. These purchases will be made without a sales charge.

The Transfer Agent of the Accumulation Fund will mail to each participant in the Accumulation Plan a quarterly statement containing a record of all transactions involving purchases of Accumulation Fund shares (or fractions thereof) with Trust interest distributions or as a result of reinvestment of Accumulation Fund dividends. Any distribution of principal used to purchase shares of an Accumulation Fund will be separately confirmed by the Transfer Agent. Unitholders will also receive distribution statements from the Trustee detailing the amounts transferred to their Accumulation Fund accounts.

Participants may at any time, by so notifying the Trustee in writing, elect to change the Accumulation Fund into which their distributions are being reinvested, to change from principal only reinvestment to reinvestment of both principal and interest or vice versa, or to terminate their participation in the Accumulation Plan altogether and receive future distributions on their Units in cash. There will be no charge or other penalty for such change of election or termination. The character of Trust distributions for income tax purposes will remain unchanged even if they are reinvested in an Accumulation Fund.

HOW TO CALCULATE YOUR ESTIMATED INCOME

The examples provided below illustrate how to calculate the estimated annual income generated by a hypothetical $10,000 investment in each respective Trust. The illustrations assume that the investment was made on the day prior to the date of deposit by an investor electing the monthly distribution plan and that the portfolio contains all the securities described in the portfolio. These hypothetical examples are for illustrative purposes only and not intended to reflect or predict the results of any actual investment and do not contemplate changes to the portfolio or expenses.


EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    MARYLAND TRADITIONAL PORTFOLIO 351

    $10,000                        DIVIDED BY $99.73                         =        100.270
    Investment                             Offering price and                         # of units purchased
    (as of 09/27/00)                       accrued interest

    100.270                       X        $4.8775                           =        $489.07
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    VIRGINIA TRADITIONAL PORTFOLIO 351

    $10,000                        DIVIDED BY $99.57                         =        100.431
    Investment                             Offering price and                         # of units purchased
    (as of 09/27/00)                       accrued interest

    100.431                       X        $4.9327                           =        $495.40
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)




EXAMPLE OF HOW TO CALCULATE YOUR ESTIMATED INCOME:

    COLORADO INSURED PORTFOLIO 89

    $10,000                        DIVIDED BY $100.03                        =        99.970
    Investment                             Offering price and                         # of units purchased
    (as of 09/27/00)                       accrued interest

    99.970                        X        $5.0623                           =        $506.08
    # of units purchased                   Annual income per unit                     annual income
                                           (monthly plan)

                                   APPENDIX A

                              MARYLAND DISCLOSURE

ECONOMIC FACTORS--MARYLAND

Some of the significant financial considerations relating to the investments of the Maryland Traditional Trust are summarized below. This information is derived principally from official statements and preliminary official statements relating to issues of Maryland obligations and does not purport to be a complete description.

From 1989 to 1997, the State of Maryland was negatively impacted by a downturn in the nation's economy and decreased defense spending and subcontracting work. Since then, however, job creation has increased and the unemployment rate has decreased. In 1999, Maryland's unemployment rate was 3.5% compared to the national rate of 4.2%.

Job creation has been strongest in the areas of business services, construction, finance, insurance and real estate, while the weakest have been banks, utilities and several manufacturing industries. 57,700 jobs were added to Maryland's employment base in 1999.

Per capita personal income in Maryland averaged $26,569 in 1998, while in 1999 the population reached nearly 5.2 million.

    STATE AND LOCAL GOVERNMENT. Maryland's fiscal year ends June 30. As of that date for 1999, overall revenues for the state totaled $14.9 billion. This figure represents an increase of 6.4% over revenues for fiscal year 1998. Income taxes, sales taxes and transportation revenue constitute most of the state's revenue. During fiscal 1999, the individual income tax, the largest source of revenue, produced an additional 7.4% in receipts over the previous year, due to continued gains in employment, personal income and capital gains. Corporate income tax revenues increased by 14.2% during the same time period.

The state's total expenditures reached $14.13 billion in fiscal year 1999. This figure represents a $1 billion or 7.6% increase over spending in the same period for 1998. Revenues exceeded expenditures by $770 million, and the actual fund balance for the state's general fund on June 30, 1999 was $1.97 billion, an increase of $382 million over the previous year.

The public indebtedness of the State of Maryland and its instrumentalities is divided into three general types. The state itself issues general obligation bonds for capital improvements and for various state and local projects, for which property taxes, the debt service fund loan repayments and general fund appropriations are used for repayment. In addition, for transportation purposes the Maryland Department of Transportation issues limited, special obligation bonds payable primarily from specific, fixed-rate excise taxes and other revenues related mainly to highway use. Certain authorities issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the state has no liability and has given no moral obligation assurance.

During Fiscal Year 1999, Maryland issued $475 million of new general obligation bonds. The state currently has $1 billion in authorized but unissued general obligation bonds. The Department of Transportation and the Maryland Transportation Authority had $754 million and $344 million, respectively, in outstanding limited obligation bonds at the close of the same time period.

Regional economic difficulties, reductions in revenues, and increased expenses could lead to further fiscal problems for the state and its political subdivisions, authorities and agencies. Difficulty in payment of debt service on borrowings could result in declines in the value of their outstanding obligations and increases in their future borrowing costs.

The general obligation bonds of the State of Maryland are rated by Moody's as Aaa; by Standard & Poor's as AAA; and by Fitch as AAA.

While the ratings and other factors mentioned above indicate that Maryland and its principal subdivisions and agencies are addressing the effects of the economic recession and, overall, are in satisfactory economic health, there can, of course, be no assurance that this will continue or that particular bond issues may not be adversely affected by changes in state or local economic or political conditions.

MARYLAND TAXABLE ESTIMATED CURRENT RETURN TABLE

The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal, state and local taxes, using published 2000 marginal Federal tax rates and marginal state and local tax rates currently available and scheduled to be in effect*. The table assumes that federal taxable income is equal to state and county income subject to tax and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state, local and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any taxes other than personal income taxes and does not reflect any local taxes, other than the assumed county income tax noted below. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                   FEDERAL       COMBINED
    FEDERAL       ADJUSTED       STATE*,
    TAXABLE         GROSS       LOCAL AND                  TAX-FREE ESTIMATED CURRENT RETURN
    INCOME         INCOME        FEDERAL     --------------------------------------------------------------
   (1,000'S)      (1,000'S)     TAX RATE1    4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 -------------  -------------  ------------  ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 43.85  $    0-128.95         21.5%   5.10    5.41    5.73    6.05    6.37    6.69    7.01    7.32
  43.85-105.95       0-128.95         33.5    6.02    6.39    6.77    7.14    7.52    7.89    8.27    8.65
                128.95-193.40         34.5    6.11    6.49    6.87    7.25    7.63    8.02    8.40    8.78
 105.95-161.45       0-128.95         36.5    6.30    6.69    7.09    7.48    7.87    8.27    8.66    9.06
                128.95-193.40         37.5    6.40    6.80    7.20    7.60    8.00    8.40    8.80    9.20
                193.40-315.90         40.0    6.67    7.08    7.50    7.92    8.33    8.75    9.17    9.58
 161.45-288.35  128.95-193.40         42.0    6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
                193.40-315.90         45.0    7.27    7.73    8.18    8.64    9.09    9.55   10.00   10.45
                  Over 315.90         42.02   6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
   Over 288.35  193.40-315.90         49.0    7.84    8.33    8.82    9.31    9.80   10.29   10.78   11.27
                  Over 315.90         45.53   7.34    7.80    8.26    8.72    9.17    9.63   10.09   10.55

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                   FEDERAL       COMBINED
    FEDERAL       ADJUSTED       STATE*,
    TAXABLE         GROSS       LOCAL AND                  TAX-FREE ESTIMATED CURRENT RETURN
    INCOME         INCOME        FEDERAL     --------------------------------------------------------------
   (1,000'S)      (1,000'S)     TAX RATE1    4.00%   4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%
 -------------  -------------  ------------  ------  ------  ------  ------  ------  ------  ------  ------
 $    0- 26.25  $    0-128.95         21.5    5.10    5.41    5.73    6.05    6.37    6.69    7.01    7.32
  26.25- 63.55       0-128.95         33.5    6.02    6.39    6.77    7.14    7.52    7.89    8.27    8.65
  63.55-132.60       0-128.95         36.5    6.30    6.69    7.09    7.48    7.87    8.27    8.66    9.06
                128.95-251.45         38.0    6.45    6.85    7.26    7.66    8.06    8.47    8.87    9.27
 132.60-288.35  128.95-251.45         43.0    7.02    7.46    7.89    8.33    8.77    9.21    9.65   10.09
                  Over 251.45         42.02   6.90    7.33    7.76    8.19    8.62    9.05    9.48    9.91
   Over 288.35    Over 251.45         45.53   7.34    7.80    8.26    8.72    9.17    9.63   10.09   10.55

* These tables approximate the effect of the exemption of distributions of tax-exempt income from the Maryland Trust from county taxes, assuming a rate equal to 3.05% (which is the maximum allowed under state law). Note, however, that counties may impose a county tax at a rate that is less than 3.05%.

1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal, state and local tax rate to approximately 48.87 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 45.61 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.
2 Combined Federal, state and local tax rate reverts to 41.06% after the 80% cap on the limitation on itemized deductions has been met.
3 Combined Federal, state and local tax rate reverts to 44.37% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX B

                              VIRGINIA DISCLOSURE

ECONOMIC FACTORS--VIRGINIA

The Trust is susceptible to political, economic or regulatory factors affecting issuers of Virginia Bonds. Without intending to be complete, the following briefly summarizes some of these matters, as well as some of the complex factors affecting the financial situation in the Commonwealth of Virginia (the "Commonwealth" or "Virginia"). This information is derived from sources that are generally available to investors and is based in part on information obtained from various agencies in Virginia. No independent verification has been made of the accuracy or completeness of the following information.

There can be no assurance that current or future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances, generally, will not adversely affect the market value of Virginia Bonds held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

The Virginia economy matches or surpasses national growth rates in many key economic indicators including personal income, wages and salaries, and total nonagricultural employment. Furthermore, Virginia's unemployment rate continues to decline to record lows.

Virginia incorporated 5.7 percent more new businesses in FY 1999 than in FY 1998. With the Commonwealth attracting an increasing number of new businesses, Virginia's unemployment rate continued its seven-year decline, reaching 2.8 percent in FY 1999. This decline marks the lowest unemployment rate since 1974 when the Bureau of Labor Statistics began its current method of computing the unemployment rate.

Further, the difference between Virginia's unemployment rate and that of the United States has continued to widen. Throughout the 1990's, Virginia's unemployment rate has been, on average, about 1.2 percentage points less than the national rate. In FY 1999, the spread increased to 1.6 percentage points.

Virginia's extremely low unemployment rate has influenced the growth in average compensation per employee. In order to attract new workers from within the Commonwealth as well as from other states, companies in Virginia have been raising wages and salaries. The year-to-year quarterly growth rates in real wages and salaries have exceeded the growth rates in nonagricultural employment in each of the past sixteen quarters. In the second quarter of FY 1999, the difference between these two growth rates reached 5.8 percentage points as real wages and salaries increased 8.2 percent and nonagricultural employment expanded by 2.4 percent over the same period of the preceding fiscal year.

Virginia nonagricultural wage and salary employment grew by 2.4 percent over FY 1998, matching the national growth rate. The growth in services sector employment surpassed all other sectors. Almost 75 percent of these jobs were added in high technology services subsectors, including business services, engineering, architectural and management consulting services, and health services.

The retail trade sector added 9,300 jobs and construction accounted for an increase of 6,700 jobs. The growth in these two areas reflect continued strength in Virginia's retail sales and housing markets.

During FY 1999, state and local government employment increased by 10,900 jobs while federal government employment declined by 3,000 jobs. The 4.7 percent growth rate in state government employment is the largest since FY 1994 and the
1.9 percent decline in federal government employment is the smallest percentage decline since FY 1993. Overall total civilian governmental employment grew by
1.3 percent in FY 1999 compared with 0.1 percent in FY 1998.

Employment in Virginia's manufacturing sector declined for the seventh year since FY 1990. Losing 6,500 jobs, total manufacturing employment fell to 400,500 in FY 1999. The loss in FY 1999 more than reversed the nearly 5,100 gain in manufacturing employment in FY 1998.

Employment in finance, insurance, and real estate grew at a rate of
3.7 percent, matching last year's growth rate. Employment in the security and commodity brokers and dealers subsector grew by 16.4 percent. Employment in the banking industry, still affected by the mergers and acquisitions of the previous year, declined by 0.8 percent.

Virginia's average payroll per job in FY 1999 was $32,857 compared to the national average of $33,198. While still below the national average, Virginia's gap in average payroll per job relative to the nation has narrowed by nearly
50 percent from $669 in FY 1998 to $341 in FY 1999.

The sectors for which Virginia's payroll per job is higher than that of the nation are transportation and public utilities, wholesale trade, services and total civilian government. Those jobs for which average payroll per job is lower include mining, construction, manufacturing, retail and finance, insurance and real estate.

The growth rate in payroll per job for total nonagricultural employment is estimated to be 5.7 percent in Virginia for FY 1999, exceeding the 4.5 percent estimated US growth rate. As further evidence of Virginia's strong economy and tightening labor market, growth rates in payroll per job either equaled or exceeded those estimated for the nation in six of the nine employment sectors.

Virginia personal income in FY 1999 grew 6.3 percent over FY 1998, surpassing the national growth rate of 5.8 percent. Total Virginia wages and salaries grew at 8.1 percent compared with 7.2 percent growth for the United States, marking the third straight fiscal year that Virginia's wages and salaries grew at a pace greater than that of the nation.

Given high nominal growth rates in wages and salaries and low inflation, Virginians experienced substantial gains in real income and wages and salaries. Virginia real personal income grew by 5.2 percent and real wages and salaries grew at 7.1 percent. In the United States, real personal income grew at a
4.7 percent rate and real wages and salaries grew at 6.2 percent.

Increases in income translated into increases in spending. Virginia retail sales grew by $3.5 billion to reach $61.9 billion in FY 1999, a growth rate of
5.9 percent growth rate compared to 4.9 percent in FY 1998. This is the largest rate of growth in retail sales since FY 1995. At the national level, retail sales grew by 6.5 percent in FY 1999, compared to 4.7 percent in FY 1998.

As another indication of an extremely strong Virginia economy, building permits increased by 14.7 percent from FY 1998. The growth in authorizations more than doubled the FY 1998 6.6 percent growth.

In 1998, Virginia's foreign exports to the world surpassed $11 billion for the second straight year. Although Virginia's exports declined by 0.5 percent, Virginia now ranks 16th among all states in terms of exports to the world. Exports account for about 5 percent of Virginia's gross state product. In the coming year, Virginia's exports to Asia should increase as the Asian economies recover and Asian currencies continue to strengthen.

As the decade comes to a close, Virginia's overall economic performance is such that it has outpaced the nation in many measures of economic activity. Residents of the Commonwealth have enjoyed the benefits of low unemployment, continued job growth and higher real wages and salaries. Continued growth of new companies locating in the Commonwealth, the Asian recovery and strengthening world economy, and the Federal Reserve's policy to fight wage inflation are all positive factors for Virginia's economic outlook.

The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1999, fiscal year, the General Fund of the Commonwealth had an ending fund balance, computed on a budgetary cash basis, of $1,599.6 million, of which $1,591.4 million was in required reserves or designated for appropriations, leaving an undesignated, unreserved fund balance of $8.2 million available for future appropriation. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended
June 30, 1999, was $1,173.7 million, compared with a General Fund balance of $1,011.4 million at the end of the fiscal year ended June 30, 1998.

As of June 30, 1999, total debt of the Commonwealth aggregated $13.5 billion. Of that amount, $4.2 billion was tax-supported. Outstanding general obligation bonded debt backed by the full faith and credit of the Commonwealth was $1.1 billion at June 30, 1999. Of that amount, $541.2 million was also secured by revenue-producing capital projects.

The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1999, would permit an additional total of approximately $8.4 billion of bonds secured by revenue-producing projects and approximately $8.4 billion of Section 9(b) general obligation bonds for capital projects, with not more than approximately $2.2 billion of the latter to be issued in any four-year period. General obligation bonds for capital projects which are not secured by revenue-producing projects must be approved in a State-wide election.

The Commonwealth of Virginia maintains a bond rating from Standard & Poor's of "AAA" and Moody's of "Aaa", on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurances that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid.

VIRGINIA TAXABLE ESTIMATED CURRENT RETURN TABLE

The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS

--------------------------------------------------------------------------------

                  FEDERAL
   FEDERAL       ADJUSTED       COMBINED
   TAXABLE         GROSS        STATE AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME         FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)      TAX RATE1    4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%
-------------  -------------  -------------  ------  ------  ------  ------  ------  ------  ------  ------
$    0- 43.85  $    0-128.95          20.0%   5.31    5.63    5.94    6.25    6.56    6.88    7.19    7.50
 43.85-105.95       0-128.95          32.0    6.25    6.62    6.99    7.35    7.72    8.09    8.46    8.82
               128.95-193.40          33.0    6.34    6.72    7.09    7.46    7.84    8.21    8.58    8.96
105.95-161.45       0-128.95          35.0    6.54    6.92    7.31    7.69    8.08    8.46    8.85    9.23
               128.95-193.40          36.0    6.64    7.03    7.42    7.81    8.20    8.59    8.98    9.38
               193.40-315.90          38.5    6.91    7.32    7.72    8.13    8.54    8.94    9.35    9.76
161.45-288.35  128.95-193.40          41.0    7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17
               193.40-315.90          44.0    7.59    8.04    8.48    8.93    9.38    9.82   10.27   10.71
                 Over 315.90          41.02   7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17
  Over 288.35  193.40-315.90          47.5    8.10    8.57    9.05    9.52   10.00   10.48   10.95   11.43
                 Over 315.90          44.53   7.66    8.11    8.56    9.01    9.46    9.91   10.36   10.81

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
   FEDERAL       ADJUSTED       COMBINED
   TAXABLE         GROSS        STATE AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME         FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)      TAX RATE1    4.25%   4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%
-------------  -------------  -------------  ------  ------  ------  ------  ------  ------  ------  ------
$    0- 26.25  $    0-128.95          20.0    5.31    5.63    5.94    6.25    6.56    6.88    7.19    7.50
 26.25- 63.55       0-128.95          32.0    6.25    6.62    6.99    7.35    7.72    8.09    8.46    8.82
 63.55-132.60       0-128.95          35.0    6.54    6.92    7.31    7.69    8.08    8.46    8.85    9.23
               128.95-251.45          36.5    6.69    7.09    7.48    7.87    8.27    8.66    9.06    9.45
132.60-288.35  128.95-251.45          41.5    7.26    7.69    8.12    8.55    8.97    9.40    9.83   10.26
                 Over 251.45          41.02   7.20    7.63    8.05    8.47    8.90    9.32    9.75   10.17
  Over 288.35    Over 251.45          44.53   7.66    8.11    8.56    9.01    9.46    9.91   10.36   10.81

------------------

1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.64 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 44.30 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

2 Combined Federal and state tax rate reverts to 39.68% after the 80% cap on the limitation on itemized deductions has been met.

3 Combined Federal and state tax rate reverts to 43.07% after the 80% cap on the limitation on itemized deductions has been met.

                                   APPENDIX C

                              COLORADO DISCLOSURE

ECONOMIC FACTORS--COLORADO

    RESTRICTIONS OF APPROPRIATIONS AND REVENUES. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "Unappropriated Reserve"). For fiscal years 1994 and thereafter, the Unappropriated Reserve requirement is 4% of total appropriations from the General Fund. In addition to the Unappropriated Reserve, a constitutional amendment approved by Colorado voters in 1992 requires the State and each local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the "Emergency Reserve"). The minimum Emergency Reserve is set at 3% for 1995 and later years. The balance held in the State Controlled Maintenance Trust Fund is now used to satisfy the Emergency Reserve requirement.

For fiscal year 1992 and thereafter, General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of (i) 5% of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of General Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

According to the COLORADO ECONOMIC PERSPECTIVE, STATE REVENUE AND ECONOMIC PROJECTIONS THROUGH FY 2004-05, DATED JUNE 20, 2000 (the "2000 Economic Report"), which is published by the Office of State Planning and Budgeting, the fiscal year 2000 ending General Fund reserve will be $694.0 million, which is $493.7 million over the Unappropriated Reserve requirement. The 1999 fiscal year ending General Fund reserve was $685.7 million, or $497.6 million over the required Unappropriated Reserve. Based on the 2000 Economic Report estimates, the fiscal year 2001 ending General Fund reserve is forecast to be approximately $536.8 million, or $324.5 million over the required Unappropriated Reserve.

On November 3, 1992, voters in Colorado approved a constitutional amendment (the "TABOR") which, in general, became effective December 31, 1992, and restricts the ability of the State and local governments to increase revenues and impose taxes. TABOR applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of TABOR.

The provisions of TABOR are unclear and have required judicial interpretation. Among other provisions, TABOR requires voter approval prior to tax increases, the imposition of a new tax, creation of debt, or mill levy or valuation for assessment ratio increases or a change of tax policy resulting in a net revenue gain. TABOR also limits increases in government spending and property tax revenues to specified percentages. TABOR requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes and (except with regard to school districts) local growth in property values according to a formula set forth in TABOR. School districts are allowed to adjust tax levies for changes in student enrollment. Pursuant to TABOR, local government spending is to be limited by the same formula as the limitation for property tax revenues. TABOR limits increases in expenditures from the State General Fund and program revenues (cash funds) to the growth in inflation plus the percentage change in State population in the prior calendar year. The bases for initial spending and revenue limits were fiscal year 1992 spending and 1991 property taxes collected in 1992. The base for spending and revenue limits for each subsequent fiscal year is the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation bases. TABOR also prohibits new or increased real property transfer taxes, new State real property taxes and local District income taxes.

Litigation concerning several issues relating to TABOR has been brought in the Colorado courts. The litigation deals with three principal issues: (i) whether Districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease-purchase agreement subject to annual appropriation is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded from the provisions of TABOR. In September, 1994, the Colorado Supreme Court held that Districts can increase mill levies to pay debt service on voter approved general obligation bonds issued after the effective date of TABOR; in June, 1995 the Colorado Supreme Court validated mill levy increases to pay general obligation bonds issued prior to TABOR provided that such bonds or bonds issued to refund such bonds were voter approved. In late 1994, the Colorado Court of Appeals held that multi-year lease-purchase agreements subject to annual appropriation do not require voter approval. The time to file an appeal in that case has expired. Recently the Colorado Supreme Court ruled that notes to be issued by the State the repayment of which was subject to legislative appropriation must be approved by the voters under TABOR. The Court distinguished these notes from lease-purchase agreements. Finally, in May, 1995, the Colorado Supreme Court ruled that entities with the power to levy taxes may not themselves be "enterprises" for purposes of TABOR; however, the Court did not address the issue of how valid enterprises may be created. Many Colorado local governments interpret this decision to mean that a government with taxing power cannot be an enterprise but that a business activity (such as a utility) owned by such a government can be an enterprise. Additional litigation in the "enterprise" arena may be filed in the future to clarify these issues. The Colorado Supreme Court also has decided that voters can authorize a government to keep and spend all revenues received in excess of the spending limits. Other aspects of the spending limit are being litigated in district court actions.

According to the 2000 Economic Report, for fiscal year 1999, general fund revenues (adjusted for cash funds that are exempt from TABOR) were $5,749.6 million and program revenues (cash funds) were $2,176.4 million, for revenues totaling $7,923.0 million. During year 1997, inflation and population grew at rates of 3.3% and 2.0%, respectively, for a combined total limit of 5.3%. Accordingly, under TABOR, State expenditures during the 1999 fiscal year could not exceed $7,243.4 million and the actual 1999 fiscal year general fund and program revenues of $7,923.0 million were over the limit. In November 1998, Colorado voters defeated a proposition to permit the State to keep and spend a portion of the surplus, and the excess of $679.6 million is required to be refunded to Colorado taxpayers. The estimated limitation for fiscal year 2000 is 4.4% over the revenue limit for the 2000 fiscal year; accordingly, 2000 fiscal year revenues cannot exceed an estimated $7,564.5 million. Fiscal year 2001 revenues are estimated to be $905.5 million over the projected limitation which means that there will likely be additional refunds unless voters allow some or all of those revenues to be retained.

Because of the significant anticipated surpluses, many permanent tax reductions were passed by the General Assembly in 1999 and 2000 and signed into law by the Governor. In total, taxes were reduced by an estimated $530 million in fiscal year 2001, the first full year of the majority of the tax cuts. When combined with temporary tax relief bills, an estimated $900 million will be returned to Colorado taxpayers in the 2001 and 2002 fiscal years. The largest tax cut was a reduction in the income and sales tax rates. The income tax rate is now 4.63%, compared to 5.0% in 1998. Effective January 1, 2001, the sales tax rate will be lowered to 2.9% from the current 3.0%.

There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

    STATE FINANCES. According to State of Colorado Audited Financial Reports, under generally accepted accounting principles, the State had unrestricted General Fund ending balances at June 30 of approximately $408.0 million for fiscal year 1995, $368.5 million for fiscal year 1996, $514.1 million for fiscal year 1997 and $901.0 million for fiscal year 1998. The ending balances starting with fiscal year 1997 are required to give effect to HB 98-1414, which specifies that the refunds required by TABOR are to be booked in the year of the refund rather than in the year incurred.

For fiscal year 1999, the following tax categories generated the following percentages of the State's $5,794.0 million total revenues (accrual basis): individual income taxes represented 57.4% of gross fiscal year 1999 receipts; sales, use, and other excise taxes represented 31% of gross fiscal year 1999 receipts; and corporate income taxes represented 4.8% of gross fiscal year 1999 receipts. For fiscal year 2000, General Fund revenues of approximately
$6,168.8 million and appropriations of approximately $5,975.4 million are projected. The percentages of General Fund revenue generated by type of tax for fiscal year 2000 and 2001 are not expected to be significantly different from fiscal year 1999 percentages.

    STATE DEBT. Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local government units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. TABOR requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise. At the November 2, 1999 election, Colorado voters approved the State's issuance of $1,700,000,000 of revenue anticipation notes, the proceeds of which will be used for highway purposes. To date, the State has issued $524,360,000 of the notes.


PENDING CONSTITUTIONAL AMENDMENTS.



    On November 7, 2000, Colorado voters will vote on a number of proposed amendments to the Colorado Constitution. Two of these amendments, if adopted, may have a significant effect upon State and local government finance in Colorado and upon the State's overall economy and are described below. Both of these amendments are citizens' initiatives which will appear on the ballot as a result of the petition process.



Both amendments are vague in several respects and will be subject to administrative, legislative and judicial interpretation. Such interpretations may ultimately differ from the following descriptions of the amendments' estimated effect.



    Tax Cut Initiative. The first initiative ("Amendment 21") would amend the constitution by implementing tax cuts for a variety of State and local government taxes. The following is the text of Amendment 21:



       A $25 tax cut, increased $25 yearly (to $50, $75...), shall lower each tax in each tax bill for each 2001 and later district: utility customer and occupation tax and franchise charge; vehicle sales, use, and ownership tax; yearly income tax; property tax; income and property tax equal to yearly revenue from sales and use taxes on food and drink other than tobacco and alcohol; and income tax equal to yearly revenue from estate taxes. (8)(d) tax cuts and state replacement of local revenue shall not lower state or local excess revenue, the state may limit local acts increasing replacement costs, joint income tax returns equal two tax bills, and attorney fees and costs to enforce (8)(d) shall always be paid to successful plaintiffs only.


Amendment 21 apparently would cut the following taxes for the State and each local government which levies such taxes in 2001 (unless otherwise noted):
(a) utility customer tax, occupation tax and franchise charge; (b) vehicle sales, use and ownership taxes; (c) the State income tax (first affects the 2002 returns); and (d) property tax (first affects the 2002 bills). The tax cut in the first year will be $25 for each tax in each tax bill. With respect to the property tax bill, the proponents of Amendment 21 assert that each taxing district levying a property tax will experience a $25 tax cut in 2002 for each property tax bill. In addition, to the $25 tax cut for each property tax, the 2002 property tax bill for a government which has a sales tax will be reduced up to another $25 or such lesser amount equal to the government's sales tax revenue from food and drink (other than tobacco and alcohol) divided by the number of property tax bills. The State 2002 income tax liability for each income tax return will be reduced up to another (a) $25 or such lesser amount equal to the State's revenue from the estate tax divided by the number of income tax returns and (b) $25 or such lesser amount equal to the State's sales tax revenue from food and drink (other than tobacco and alcohol) divided by the number of income tax returns. Each tax cut increases each successive year by another $25. For example, each tax cut will be $50 in the second year, $75 in the third year, etc. There is no end to each tax cut under Amendment 21 so the amount will continue to grow by $25 each year.



The language of Amendment 21 does not appear to require the State to replace revenues that local governments will lose as a result of Amendment's 21 tax cuts, although its proponents claim that it does. Accordingly, it should not be assumed that lost revenue will be replaced from any source. In addition, it is clear that if the State chooses to replace lost local revenues, such replacement revenue must come within the State's TABOR spending limit. Any revenue which may be provided by the State to a local government must also fit within the local government's TABOR spending limit.



The precise impacts of Amendment 21 on various governments is unknown. The State has estimated its total revenue loss to be $663.7 million for the period from January 1, 2001 to June 30, 2003. It is possible that units of government might attempt to mitigate the impacts of Amendment 21 in the future by seeking voter approval for one or more tax increases. Amendment 21 authorizes the State to "limit local acts increasing replacement costs." If the State does enact legislation prohibiting or limiting local tax increases, then the ability of such governmental units to mitigate the impacts of Amendment 21 will be adversely affected.



The passage of Amendment 21 could adversely affect the overall financial health of some governments. If this occurs, it is impossible to predict what may occur with respect to bond ratings or the market price of bonds. With respect to annual appropriation leases, the risk of non-appropriation may increase if governmental revenues decrease as a result of the passage of Amendment 21.



    Growth Limitation Initiative. The second initiative ("Amendment 24") would impose a wide range of new restrictions upon real estate development in Colorado. Amendment 24 generally applies to counties with a population over 10,000 (and the municipalities in such counties), and would limit new development to land in the following three categories: (a) land within "committed areas," where development has already occurred or is currently being processed, (b) land within areas marked on "growth area maps" prepared by each local government and approved by the local electorate, and (c) land within specifically excluded areas.



    COMMITTED AREAS. Growth in committed areas would be allowed to occur without any voter approval. A "committed area" is defined to be land: (a) contained within a recorded subdivision where at least 50% of the lots in such subdivision have had (i) permanent structures built on them, or (ii) central water and sewer services extended to them; (b) covered by a valid development application which includes the service of central water and sewer to the land and which was submitted to the local government by September 13, 2000; or (c) identified by the local government as an area for development which currently abuts land described in (a) above. "Valid development application" is defined to mean an application that substantively meets all of the rules for submission applicable to a proposal and that has been accepted as timely and complete by the local government regulating the use of the land.

    GROWTH AREA MAPS. New growth is designed to be regulated by the creation of voter-approved growth area maps. The growth area map must include a map and text describing the area, the general locations of land use and a range of development densities. Land may be included within a growth area map only if central water and sewer and roads can be extended to the area within 10 years following approval of the map. The preparation of growth area maps is the responsibility of the relevant county or municipality. Once prepared, a growth area map is not effective, and does not allow development, until it is first approved by the voters in the county or municipality which proposed the map.



    EXCEPTIONS. Amendment 24 would also allow certain development-related actions to occur in certain areas which are excepted from the terms of the amendment, such as (a) the development or subdivision of land consistent with a valid development application which had been filed as of September 13, 2000;
(b) the creation of lots for family members of farmers and ranchers; (c) the division of land that is not subject to State subdivision requirements (which generally allow divisions of land into parcels at least 35 acres in size without local government approval); (d) certain publicly owned facilities;
(e) non-residential development of less than 10,000 square feet to permit retail or service use where no other retail or service uses are located within 1 mile; and (f) commercial or industrial development that provides goods or services to support nearby agricultural operations where no similar facilities are located within 1 mile.



If adopted, Amendment 24 could significantly limit economic growth in Colorado by raising the costs of housing and commercial space. New real estate development is likely to decrease if Amendment 24 is adopted. The full extent of the effect of Amendment 24 upon the State's economy, however, cannot be predicted at this time.


    STATE ECONOMY. Based on estimates published by the State of Colorado, Office of State Planning and Budgeting as presented in the 2000 Economic Report, 54% of non-agricultural employment in Colorado in 1999 was concentrated in the retail and wholesale trade and service sectors, reflecting the importance of tourism to the State's economy and of Denver as a regional economic and transportation hub. The government and manufacturing sectors followed as the next largest employment sectors in the State, representing approximately 15% and 9.5%, respectively, of non-agricultural employment in the State in 1999. The Office of Planning and Budgeting expects similar concentrations for calendar years 2000 and 2001.

According to the 2000 Economic Report, the Colorado unemployment rate was 2.9% in 1999. Colorado continued to surpass the non-agricultural employment growth rate of the U.S., with a 4.0% rate of growth for Colorado in 1999, as compared with 2.3% for the nation as a whole. Employment growth is expected to grow 3.6% and then slowly decrease to 3.0% rate by year 2004.

Personal income rose 7.9% in Colorado during 1999, as compared with an increase of 5.9% for the nation as a whole. Total Colorado retail sales in 1999 increased by 7.7% over calendar year 1998.

    PENDING CONSTITUTIONAL AMENDMENT. On November 7, 2000, Colorado voters will vote on a proposed amendment to the Colorado Constitution (the "Amendment") which would implement tax cuts for a variety of State and local government taxes. The Amendment is a citizens' initiative which will appear on the ballot as a result of the petition process. The following is the actual text of the
Amendment:

    A $25 tax cut, increased $25 yearly (to $50, $75...), shall lower each tax in each tax bill for each 2001 and later district; utility customer and occupation tax and franchise charge; vehicle sales, use, and ownership tax; yearly income tax; property tax; income and property tax equal to yearly revenue from sales and use taxes on food and drink other than tobacco and alcohol; and income tax equal to yearly revenue from estate taxes. (8)(d) tax cuts and state replacement of local revenue shall not lower state or local excess revenue, the state may limit local acts increasing replacement costs, joint income tax returns equal two tax bills, and attorney fees and costs to enforce (8)(d) shall always be paid to successful plaintiffs only.

The Amendment is vague in several respects and will be subject to administrative, legislative and judicial interpretation. Such interpretations may ultimately differ from the following description of the Amendment's estimated effect.

The Amendment apparently would cut the following taxes for the State and each local government which levies such taxes in 2001 (unless otherwise noted):

    (a)    utility customer tax, occupation tax and franchise charge;

    (b)    vehicle sales, use and ownership taxes;

    (c)    the State income tax (first affects the 2002 returns);

    (d)    property tax (first affects the 2002 bills).

The tax cut in the first year will be $25 for each tax in each tax bill. With respect to the property tax bill, the proponents of the Amendment assert that each taxing district levying a property tax will experience a $25 tax cut in 2002 for each property tax bill. In addition, to the $25 tax cut for each property tax, the 2002 property tax bill for a government which has a sales tax will be reduced up to another $25 or such lesser amount equal to the government's sales tax revenue from food and drink (other than tobacco and alcohol) divided by the number of property tax bills. The State 2002 income tax liability for each income tax return will be reduced up to another (a) $25 or such lesser amount equal to the State's revenue from the estate tax divided by the number of income tax returns and (b) $25 or such lesser amount equal to the State's sales tax revenue from food and drink (other than tobacco and alcohol) divided by the number of income tax returns. Each tax cut increases each successive year by another $25. For example, each tax cut will be $50 in the second year, $75 in the third year, etc. There is no end to each tax cut under the Amendment so the amount will continue to grow by $25 each year.

The language of the Amendment does not appear to require the State to replace revenues that local governments will lose as a result of the Amendment's tax cuts, although its proponents claim that it does. Accordingly, it should not be assumed that lost revenue will be replaced from any source. In addition, it is clear that if the State chooses to replace lost local revenues, such replacement revenue must come within the State's TABOR spending limit. Any revenue which may be provided by the State to a local government must also fit within the local government's TABOR spending limit.

The precise impacts of the Amendment on various governments is unknown. The State has estimated its total revenue loss to be $663.7 million for the period from January 1, 2001 to June 30, 2003. It is possible that units of government might attempt to mitigate the impacts of the Amendment in the future by seeking voter approval for one or more tax increases. The Amendment authorizes the State to limit local acts increasing replacement costs. If the State does enact legislation prohibiting or limiting local tax increases, then the ability of such governmental units to mitigate the impacts of the Amendment will be adversely affected.

The passage of the Amendment could adversely affect the overall financial health of some governments. If this occurs, it is impossible to predict what may occur with respect to bond ratings or the market price of bonds. With respect to annual appropriation leases, the risk of non-appropriation may increase if governmental revenues decrease as a result of the passage of the Amendment.

COLORADO TAXABLE ESTIMATED CURRENT RETURN TABLE

The following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and state taxes, using published 2000 marginal Federal tax rates and marginal state tax rates currently available and scheduled to be in effect. The table assumes that federal taxable income is equal to state income subject to tax, and for cases in which more than one state rate falls within a Federal bracket, the state rate corresponding to the highest income within that Federal bracket is used. The combined state and Federal tax brackets shown reflect the fact that state tax payments are currently deductible for Federal tax purposes. The tables do not reflect any local taxes or any taxes other than personal income taxes. The tables illustrate what you would have to earn on taxable investments to equal the tax-exempt estimated current return for your income tax bracket. A taxpayer's marginal tax rate is affected by both his taxable income and his adjusted gross income. Locate your adjusted gross and your taxable income (which is your adjusted gross income reduced by any deductions and exemptions), then locate your tax bracket based on joint or single tax filing. Read across to the equivalent taxable estimated current return you would need to match the tax-free income.

 COMBINED MARGINAL TAX RATES FOR JOINT TAXPAYERS WITH FOUR PERSONAL EXEMPTIONS
--------------------------------------------------------------------------------

                  FEDERAL
   FEDERAL       ADJUSTED       COMBINED
   TAXABLE         GROSS        STATE AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME         FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)      TAX RATE1    4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
-------------  -------------  -------------  ------  ------  ------  ------  ------  ------  ------  ------
$    0- 43.85  $    0-128.95          19.0%   5.56    5.86    6.17    6.48    6.79    7.10    7.41    7.72
 43.85-105.95       0-128.95          31.5    6.57    6.93    7.30    7.66    8.03    8.39    8.76    9.12
               128.95-193.40          32.0    6.62    6.99    7.35    7.72    8.09    8.46    8.82    9.19
105.95-161.45       0-128.95          34.0    6.82    7.20    7.58    7.95    8.33    8.71    9.09    9.47
               128.95-193.40          35.0    6.92    7.31    7.69    8.08    8.46    8.85    9.23    9.62
               193.40-315.90          38.0    7.26    7.66    8.06    8.47    8.87    9.27    9.68   10.08
161.45-288.35  128.95-193.40          40.0    7.50    7.92    8.33    8.75    9.17    9.58   10.00   10.42
               193.40-315.90          43.5    7.96    8.41    8.85    9.29    9.73   10.18   10.62   11.06
                 Over 315.90          40.02   7.50    7.92    8.33    8.75    9.17    9.58   10.00   10.42
  Over 288.35  193.40-315.90          47.0    8.49    8.96    9.43    9.91   10.38   10.85   11.32   11.79
                 Over 315.90          43.53   7.96    8.41    8.85    9.29    9.73   10.18   10.62   11.06

  COMBINED MARGINAL TAX RATES FOR SINGLE TAXPAYERS WITH ONE PERSONAL EXEMPTION
--------------------------------------------------------------------------------

                  FEDERAL
   FEDERAL       ADJUSTED       COMBINED
   TAXABLE         GROSS        STATE AND                  TAX-FREE ESTIMATED CURRENT RETURN
   INCOME         INCOME         FEDERAL     --------------------------------------------------------------
  (1,000'S)      (1,000'S)      TAX RATE1    4.50%   4.75%   5.00%   5.25%   5.50%   5.75%   6.00%   6.25%
-------------  -------------  -------------  ------  ------  ------  ------  ------  ------  ------  ------
$    0- 26.25  $    0-128.95          19.0%   5.56    5.86    6.17    6.48    6.79    7.10    7.41    7.72
 26.25- 63.55       0-128.95          31.5    6.57    6.93    7.30    7.66    8.03    8.39    8.76    9.12
 63.55-132.60       0-128.95          34.0    6.82    7.20    7.58    7.95    8.33    8.71    9.09    9.47
               128.95-251.45          36.0    7.03    7.42    7.81    8.20    8.59    8.98    9.38    9.77
132.60-288.35  128.95-251.45          41.0    7.63    8.05    8.47    8.90    9.32    9.75   10.17   10.59
                 Over 251.45          40.02   7.50    7.92    8.33    8.75    9.17    9.58   10.00   10.42
  Over 288.35    Over 251.45          43.53   7.96    8.41    8.85    9.29    9.73   10.18   10.62   11.06

------------------

1 The table reflects the effect of the limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the current maximum marginal combined Federal and state tax rate to approximately 47.23 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 43.61 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions.

2 Combined Federal and state tax rate reverts to 38.96% after the 80% cap on the limitation on itemized deductions has been met.

3 Combined Federal and state tax rate reverts to 42.40% after the 80% cap on the limitation on itemized deductions has been met.

                       CONTENTS OF REGISTRATION STATEMENT

A.  BONDING ARRANGEMENTS OF DEPOSITOR:

    The Depositor has obtained the following Stockbrokers Blanket Bonds for its officers, directors and employees:

    INSURER/POLICY NO.                                         AMOUNT

    Reliance Insurance Company                               $26,000,000
    B 262 6895

B.  THIS AMENDMENT OF REGISTRATION STATEMENT COMPRISES THE FOLLOWING PAPERS AND
DOCUMENTS:

                                The facing sheet

                                 The Prospectus

                                 The signatures

                         Consents of Independent Public
                      Accountants and Counsel as indicated

                         Exhibits as listed on page S-5

C.  EXPLANATORY NOTE:

    This Amendment No. 1 to the Registration Statement contains a prospectus that may include separate unit investment trusts. The prospectus will consist of a Part A, a Part B and an Information Supplement.

D.  UNDERTAKINGS:

    The Information Supplement to the Trust will not include third party financial information.

                                   SIGNATURES

The Registrant, Nuveen Tax-Free Unit Trust, Series 1195 hereby identifies Series 401, 507, 512, 515, 517, 519, 723, 814 and 823 of the Nuveen Tax-Exempt Unit
Trust (the former name of the Nuveen Tax-Free Unit Trust) and Series 1178 of the Nuveen Tax-Free Unit Trust for purposes of the representations required by Rule 487 and represents the following:

(1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)  that it has complied with Rule 460 under the Securities Act of 1933.


Pursuant to the requirements of the Securities Act of 1933, the Registrant, Nuveen Tax-Free Unit Trust, Series 1195 has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Chicago and State of Illinois on September 28, 2000.


                                          NUVEEN TAX-FREE UNIT TRUST, SERIES
                                          1195
                                                             (Registrant)


                                          By NUVEEN INVESTMENTS
                                                             (Depositor)


                                          By:  H. Bruce Bond


                                          --------------------------------------
                                          Managing Director and Vice President


                                          Attest:  Nicholas Dalmaso
                                          --------------------------------------
                                                             Assistant Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment of Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:


          SIGNATURE                        TITLE*              DATE
Timothy T. Schwertfeger        Chairman, Board of Directors,    )
                               Chief Executive Officer and      )
                               Director                         )
                                                                )
John P. Amboian                President and Director           )          Larry W. Martin
                                                                )        Attorney-In-Fact**
                                                                )
                                                                )        September 28, 2000
Margaret E. Wilson             Vice President and Controller    )
                                                                )
                                                                )
                                                                )


--------------

* The titles of the persons named herein represent their capacity in and relationship to Nuveen Investments, the Depositor.

** The powers of attorney for Messrs. Amboian and Schwertfeger and for Ms. Wilson were filed on May 3, 2000 as Exhibit 6.2 to Nuveen Unit Trusts, Series 94 (File No. 333-35488).

1195


                         CONSENT OF CHAPMAN AND CUTLER

    The consent of Chapman and Cutler to the use of its name in the Prospectus included in the Registration Statement is contained in its opinions filed by this amendment as Exhibits 3.1 and 3.2 to the Registration Statement.

                            CONSENT OF STATE COUNSEL

    The consents of special counsel to the Fund for state tax matters to the use of their names in the Prospectus included in the Registration Statement are contained in their opinions filed by this amendment as Exhibit 3.3 to the Registration Statement.

                    CONSENT OF KENNY S&P EVALUATION SERVICES

    The consent of Kenny S&P Evaluation Services to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.1 to the Registration Statement.

                      CONSENT OF CARTER, LEDYARD & MILBURN

    The consent of Carter, Ledyard & Milburn to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as
Exhibit 4.2 to the Registration Statement.

                         CONSENT OF ARTHUR ANDERSEN LLP

    The consent of Arthur Andersen LLP to the use of its name in the Prospectus included in the Registration Statement is filed by this amendment as Exhibit 4.3 to the Registration Statement.

                                LIST OF EXHIBITS

1.1(a)       Copy of Standard Terms and Conditions of Trust between
             Nuveen Investments, Depositor, and The Chase Manhattan Bank,
             Trustee (filed as Exibit 1.1 (a) to the Sponsor's Amendment to the Registration Statement on Form S-6 relating to
             Series 823 of the Fund [File No. 33-62325] filed on
             September 7, 1995 and incorporated herein by reference).
1.1(b)       Trust Indenture and Agreement.
2.1          Copy of Certificate of Ownership (included in Exhibit 1.1(a)
             on pages 2 to 8, inclusive, and incorporated herein by
             reference).
2.2          Code of Ethics of the Trust(s) and Principal Underwriter
             (filed as Exhibit 2.2 to Amendment No. 3 to the Registration
             Statement on Form S-6 relating to Nuveen Unit Trusts,
             Series 82 [File No. 333-96279] filed on March 6, 2000 and
             incorporated herein by reference).
3.1          Opinion of counsel as to legality of securities being
             registered.
3.2          Opinion of counsel as to Federal income tax status of
             securities being registered.
3.3          Opinions of special state counsel to the Fund for state tax matters as to income tax status to residents of the
             respective states of the units of the respective trusts and consents to the use of their names in the Prospectus.
3.4          Corporate opinion of Trustee's counsel.
3.5          Opinion of Trustee's counsel as to New York tax status.
4.1          Consent of Kenny S&P Evaluation Services.
4.2          Consent of Carter, Ledyard & Milburn.
4.3          Consent of Arthur Andersen LLP
6.1          List of Directors and Officers of Depositor and other
             related information (filed as Exhibit 6.1 to Amendment
             No. 3 to the Registration Statement on Form S-6 relating to
             Nuveen Unit Trusts, Series 99 [File No. 333-41658] filed on
             August 8, 2000 and incorporated herein by reference).